                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                      VWR SCIENTIFIC PRODUCTS CORPORATION
                                       AT

                              $37.00 NET PER SHARE
                                       BY

                              EM SUBSIDIARY, INC.,
                          A WHOLLY OWNED SUBSIDIARY OF

                         EM LABORATORIES, INCORPORATED,
                           AN INDIRECT SUBSIDIARY OF

                         MERCK KGaA, DARMSTADT, GERMANY

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
      CITY TIME, ON TUESDAY, JULY 13, 1999, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED JUNE 8, 1999, BY AND AMONG VWR SCIENTIFIC PRODUCTS CORPORATION (THE "COMPANY"), EM LABORATORIES, INCORPORATED ("PARENT") AND EM SUBSIDIARY, INC. ("PURCHASER"). THE BOARD OF DIRECTORS OF THE COMPANY (1) HAS APPROVED (BY UNANIMOUS VOTE, WITH THE AFFILIATED DIRECTORS (AS DEFINED BELOW) NOT PARTICIPATING) EACH OF THE OFFER, THE MERGER, AND THE MERGER AGREEMENT AND THE SHAREHOLDERS AGREEMENT (EACH, AS DEFINED BELOW), (2) HAS DETERMINED THAT THE TERMS OF EACH OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS (OTHER THAN PARENT AND ITS AFFILIATES), AND (3) RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES OF THE COMPANY, EXCLUDING ANY SHARES HELD BY PARENT, PURCHASER OR ANY AFFILIATE THEREOF, (2) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, OR ANY SIMILAR APPLICABLE FOREIGN LAW, (3) COMPLIANCE WITH SECTION 721 OF TITLE VII OF THE DEFENSE PRODUCTION ACT OF 1950, AS AMENDED, KNOWN AS THE EXON-FLORIO PROVISIONS, AND (4) THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS TO THE OBLIGATIONS OF PURCHASER AND THE COMPANY TO CONSUMMATE THE OFFER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. SEE SECTION 14.

    Parent and its affiliates already beneficially own 49.89% of the total number of outstanding Shares of the Company and the Company's Directors and Executive Officers (who beneficially own approximately 4.18% of the total number of Outstanding Shares of the Company) have indicated that they intend to tender their Shares in response to the Offer or vote in favor of the Merger. Furthermore, Purchaser and Parent have entered into a Shareholder Agreement with certain Shareholders of the Company pursuant to which, among other things, such Shareholders have agreed to tender in the Offer, upon the terms and subject to the conditions of the Shareholder Agreement, all Shares owned by such Shareholders (beneficially owning approximately 2.50% of the total number of Outstanding Shares of the Company). Therefore, if the minimum condition (as defined below) is met the merger can be approved without the vote of any other Shareholder.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of such shareholder's shares of common stock, par value $1.00, of the Company (the "Shares") should either (i) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth in the Letter of Transmittal and (A) mail or deliver the Letter of Transmittal (or a facsimile thereof), together with the certificate(s) representing the tendered Shares, and any other required documents to the Depositary (as defined herein) or (B) tender such Shares pursuant to the procedure for book-entry transfer set forth in
Section 3 of this Offer to Purchase or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect such transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

    ANY SHAREHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES REPRESENTING SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE OR WHO CANNOT COMPLY WITH THE PROCEDURE FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN SECTION 3 OF THIS OFFER TO PURCHASE.

    Questions and requests for assistance may be directed to the Dealer Manager or the Information Agent (as such terms are defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other tender offer materials may be obtained from the Information Agent.
                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:
                                LEHMAN BROTHERS
    June 14, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
INTRODUCTION................................................      1
THE TENDER OFFER............................................      4
 1.  Terms of the Offer; Expiration Date....................      4
 2.  Acceptance for Payment and Payment for Shares..........      5
 3.  Procedures for Tendering Shares........................      6
 4.  Withdrawal Rights......................................      9
 5.  Certain Federal Income Tax Consequences................      9
 6.  Fairness of the Transaction............................     10
 7.  Price Range of Shares; Dividends.......................     21
 8.  Certain Information Concerning the Company.............     22
 9.  Certain Information Concerning Purchaser, Parent, Merck
     KGaA and Certain Related Parties.......................     26
10.  Source and Amount of Funds.............................     31
11.  Background of the Offer; Contacts with the Company.....     31
12.  Purpose of the Offer; the Proposed Merger; Plans for
  the Company...............................................     34
13.  Certain Effects of the Transaction.....................     35
14.  Conditions of the Offer................................     36
15.  The Merger.............................................     38
16.  Dividends and Distributions............................     49
17.  Certain Legal Matters; Regulatory Approvals............     49
18.  Fees and Expenses......................................     52
19.  Miscellaneous..........................................     52
SCHEDULE I
  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND
  MERCK KGaA; GENERAL PARTNERS AND MEMBERS OF THE EXECUTIVE
  BOARD OF E. MERCK.........................................    I-1
SCHEDULE II
  OPINION OF BT ALEX. BROWN INCORPORATED....................   II-1
SCHEDULE III
  OPINION OF WARBURG DILLON READ LLC........................  III-1
SCHEDULE IV
  SECTIONS 1930(a) AND 1571-80 (SUBCHAPTER D OF CHAPTER 15)
  OF THE PENNSYLVANIA BUSINESS CORPORATION LAW SECTION 1930.
  DISSENTERS RIGHTS.........................................   IV-1
SCHEDULE V
  AUDITED FINANCIAL STATEMENTS (AND RELATED NOTES) OF THE
  COMPANY FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND
  1996......................................................    V-1
SCHEDULE VI
  INTERIM FINANCIAL STATEMENTS OF THE COMPANY FOR THE THREE-
  MONTH PERIOD ENDED MARCH 31, 1999.........................   VI-1

To the Holders of Shares of Common Stock of VWR Scientific Products Corporation:

                                  INTRODUCTION

     EM Subsidiary, Inc., a Pennsylvania corporation ("Purchaser") and a wholly-owned subsidiary of EM Laboratories, Incorporated, a New York corporation ("Parent"), which is an indirect subsidiary of Merck KGaA, Darmstadt, Germany, a German company ("Merck KGaA"), hereby offers to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of VWR Scientific Products Corporation, a Pennsylvania corporation (the "Company"), at $37.00 per Share, net to the seller in cash without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. However, any tendering shareholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such shareholder or other payee pursuant to the Offer. Purchaser will pay all fees and expenses of Lehman Brothers Inc., which is acting as dealer manager for the Offer (in such capacity, the "Dealer Manager"), IBJ Whitehall Bank & Trust Company, which is acting as the depositary (in such capacity, the "Depositary"), and Beacon Hill Partners, Inc., which is acting as the information agent (in such capacity, the "Information Agent"), incurred in connection with the Offer. See Section 18.

     THE BOARD OF DIRECTORS OF THE COMPANY (1) HAS APPROVED (BY UNANIMOUS VOTE, WITH THE AFFILIATED DIRECTORS (AS DEFINED BELOW) NOT PARTICIPATING) EACH OF THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND THE SHAREHOLDERS AGREEMENT (EACH AS DEFINED HEREIN), (2) HAS DETERMINED THAT THE TERMS OF EACH OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS (OTHER THAN PARENT AND ITS AFFILIATES) AND (3) RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Five members of the current Board of Directors of the Company, which consists of eleven directors, are representatives of Parent and its affiliates (collectively, the "Affiliated Directors"). The directors who are not Affiliated Directors are referred to herein as the "Unaffiliated Directors".

     Each of BT Alex. Brown Incorporated ("BT Alex. Brown") (now merged with Deutsche Bank Securities Inc. and known as Deutsche Banc Alex. Brown) and Warburg Dillon Read LLC ("Warburg Dillon Read"), the Company's financial advisors, has delivered to the Company's Board of Directors and Special Committee (the "Special Committee") a written opinion dated June 8, 1999 to the effect that, as of such date and based upon and subject to certain matters stated therein, the $37.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Merck KGaA and its affiliates) was fair, from a financial point of view, to such holders. The full text of the opinions of BT Alex. Brown and Warburg Dillon Read are set forth as Schedules to this Offer to Purchase and exhibits to the Company's Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which the Company has filed with the Securities and Exchange Commission and which is being mailed to the Company's shareholders simultaneously with this Offer to Purchase. Shareholders are urged to, and should, read such opinions carefully in their entirety.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES REPRESENTING AT LEAST A MAJORITY OF THE OUTSTANDING SHARES, EXCLUDING ANY SHARES HELD BY PARENT, PURCHASER, THE COMPANY OR ANY AFFILIATE THEREOF (THE "MINIMUM CONDITION"), (II) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), AND SIMILAR APPLICABLE

FOREIGN LAWS (THE "HSR CONDITION"), (III) COMPLIANCE WITH SECTION 721 OF TITLE VII OF THE DEFENSE PRODUCTION ACT OF 1950, AS AMENDED, KNOWN AS THE EXON-FLORIO PROVISIONS, AND (IV) THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS TO THE OBLIGATIONS OF PURCHASER AND THE COMPANY TO CONSUMMATE THE OFFER. SEE SECTION
14. PURCHASER EXPRESSLY RESERVES THE RIGHT, SUBJECT ONLY TO THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), TO WAIVE EACH OF THE CONDITIONS (OTHER THAN THE MINIMUM CONDITION, WHICH MAY NOT BE WAIVED WITHOUT THE CONSENT OF THE COMPANY) TO THE OBLIGATIONS OF PURCHASER TO CONSUMMATE THE OFFER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. SEE SECTION 14.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated June 8, 1999 (the "Merger Agreement"), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and the satisfaction or waiver of the conditions to the Merger (as defined below) and in accordance with the Pennsylvania Business Corporation Law (the "PBCL"), Purchaser shall be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation in the Merger (the "Surviving Corporation") and as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share not tendered in the Offer (other than Shares held by the Company, Parent or any subsidiary of Company or Parent, and Shares held by shareholders who properly exercise their dissenters' rights under the PBCL), will be converted into the right to receive the Offer Price (the "Merger Consideration"), without interest thereon. The Merger Agreement is more fully described in Section 15.

     The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer (but subject to the satisfaction of the Minimum Condition), Purchaser shall be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the next highest whole number, on the Company's Board of Directors, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as will make the percentage of the Company's directors designated by Purchaser equal to the aggregate voting power of the Shares held by Parent or any of its subsidiaries. Any directors designated by Purchaser pursuant to the Merger Agreement and appointed to the Company's Board of Directors will be in addition to directors appointed to the Company's Board of Directors by Parent pursuant to the Standstill Agreement (as defined herein). In addition, the Merger Agreement provides that the Company's Board of Directors must, until the Effective Time, have at least three directors who were directors on the date of the Merger Agreement or who were designated by a majority of the directors of the Company who were directors on the date of the Merger Agreement, in each case excluding directors designated by Parent pursuant to the Standstill Agreement. In the Merger Agreement, the Company has agreed to take any and all actions within the Company's power, to the extent permitted by applicable law, which are reasonably necessary to cause Purchaser's designees to be appointed to the Board of Directors of the Company, including by increasing the size of the Board of Directors or using its best efforts to cause incumbent directors to resign or both.

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by applicable law, the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of the Company. See Section 15. Under the Company's Articles of Incorporation and the PBCL, except as otherwise described below, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon is required to approve and adopt the Merger Agreement and the Merger. Consequently, if the Minimum Condition is fulfilled, Purchaser will have sufficient voting power to approve the merger without the vote of any other shareholder.

     Under the PBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and to effect the Merger without a vote of the Company's shareholders (a "Short-Form Merger"). If Purchaser does acquire sufficient Shares to effect a Short-Form Merger, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after such acquisition, without a meeting of the Company's shareholders. If Purchaser does not acquire at least 80% of the then issued and outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under the PBCL to effect the Merger, a longer period of time will be required to effect the Merger. See Section 15.

     In connection with the execution of the Merger Agreement, Parent and Purchaser entered into a Shareholder Agreement, dated as of June 8, 1999 (the "Shareholder Agreement"), with N. Stewart Rogers and Jerrold B. Harris (the "Share Tender Parties") who beneficially own, in the aggregate, approximately 2.50% of the outstanding Shares as of May 31, 1999. Pursuant to the Shareholder Agreement, each Share Tender Party has, among other things, agreed (i) to tender his Shares pursuant to the Offer and (ii) to vote the Shares beneficially owned by him in favor of the Merger and the Merger Agreement. In addition, pursuant to the Shareholder Agreement, each Share Tender Party has granted to Parent or Purchaser, as Parent may designate, an option (the "Option") to purchase the Shares beneficially owned by such Share Tender Party under certain circumstances. See Section 15.

     Parent, together with its affiliate, Merck Labor GmbH, a German company, is as of the date of this Offer to Purchase, the beneficial owner of 15,538,784 Shares, representing 49.89% of the issued and outstanding Shares and option. This amount includes 1,176,448 Shares which Merck KGaA has the right to acquire in the event employee stock options are exercised. Pursuant to the Standstill Agreement between EM Industries, Incorporated, a New York corporation and direct parent company of Parent ("EM Industries") and the Company, dated as of February 27, 1995, as amended by that certain Amendment Number One to the Standstill Agreement, by and among EM Industries, Parent, and the Company, dated September 15, 1995 (the "Standstill Agreement"), Parent and its affiliates have the right to maintain a 49.89% interest in the event the Company issues additional Shares.

     Pursuant to the Merger Agreement, the Standstill Agreement will terminate in its entirety upon the acquisition of Shares by Purchaser pursuant to the Offer.

     All of the Shares held by Parent and its affiliates will be voted to approve and adopt the Merger Agreement. As discussed above, the Shareholder Agreement provides that each Share Tender Party shall vote the Shares beneficially owned by him in favor of the Merger and the Merger Agreement and shall tender his Shares pursuant to the Offer. In addition, the directors and executive officers of the Company, who together with the Share Tender Parties beneficially own, in the aggregate, approximately 4.18% of the outstanding Shares, have indicated that they intend to tender their Shares in response to the Offer (or, under some circumstances, to retain their Shares but vote them in favor of the Merger). If the Minimum Condition is fulfilled, Purchaser will have sufficient voting power to approve and adopt the Merger under the PBCL even if no other shareholders vote in favor of it.

     The Company has informed Purchaser that as of the close of business on May 31, 1999, there were 28,968,627 Shares issued and outstanding and 2,723,684 Shares reserved for issuance upon the exercise of outstanding options, warrants or other rights to acquire Shares, of which 1,100,134 Shares are covered by options, warrants or other rights to acquire Shares that are vested. Based upon the foregoing, Purchaser believes that based on the amount of Shares outstanding as of May 31, 1999 the Minimum Condition will be satisfied if at least 8,621,454 Shares are validly tendered and not withdrawn prior to the expiration of the Offer (including those Shares tendered pursuant to the Shareholder Agreement). If the Minimum Condition is satisfied and Purchaser accepts for payment Shares tendered pursuant to the Offer, Purchaser will be able to elect a majority of the members of the Company's Board of Directors and to effect the Merger without the affirmative vote of any other shareholder of the Company.

     The Merger Agreement and the Shareholder Agreement are more fully discussed in Section 15. Certain Federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger are described in Section 5.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not previously properly withdrawn as described in Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, July 13, 1999, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     CONSUMMATION OF THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF EACH OF THE MINIMUM CONDITION AND THE HSR CONDITION. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS (TOGETHER WITH THE MINIMUM CONDITION AND THE HSR CONDITION, THE "OFFER CONDITIONS"). SEE SECTION 14, WHICH SETS FORTH IN FULL THE OFFER CONDITIONS. IF, PRIOR TO THE EXPIRATION DATE, ANY OR ALL OF THE OFFER CONDITIONS HAVE NOT BEEN SATISFIED, PURCHASER RESERVES THE RIGHT (BUT SHALL NOT BE OBLIGATED) TO (I) TERMINATE THE OFFER AND NOT ACCEPT FOR PAYMENT ANY SHARES AND RETURN ALL TENDERED SHARES TO TENDERING SHAREHOLDERS, (II) WAIVE ALL THE UNSATISFIED CONDITIONS (OTHER THAN THE MINIMUM CONDITION, WHICH MAY ONLY BE WAIVED WITH THE CONSENT OF THE COMPANY) AND, SUBJECT TO COMPLYING WITH THE TERMS OF THE MERGER AGREEMENT AND THE APPLICABLE RULES AND REGULATIONS OF THE COMMISSION, ACCEPT FOR PAYMENT AND PAY FOR ALL SHARES VALIDLY TENDERED PRIOR TO THE EXPIRATION DATE AND NOT PREVIOUSLY WITHDRAWN, (III) SUBJECT TO THE TERMS OF THE MERGER AGREEMENT, EXTEND THE OFFER AND, SUBJECT TO THE RIGHTS OF SHAREHOLDERS TO WITHDRAW SHARES UNTIL THE EXPIRATION DATE, RETAIN THE SHARES THAT HAVE BEEN TENDERED DURING THE PERIOD OR PERIODS FOR WHICH THE OFFER IS EXTENDED OR (IV) SUBJECT TO THE TERMS OF THE MERGER AGREEMENT, OTHERWISE AMEND THE OFFER.

     Purchaser expressly reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission), at any time and from time to time, and regardless of whether or not any of the events set forth in Section 14 hereof shall have occurred, by giving oral or written notice of such amendment to the Depositary, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, and (ii) amend the Offer in any other respect. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE OFFER PRICE, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw any tendered Shares. See Section 4.

     There can be no assurance that Purchaser will exercise its right to extend the Offer (other than as may be required by the Merger Agreement or applicable law). Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. In the case of an extension, Rule 14e-l(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     In the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of the Company, extend the Offer, except that Purchaser may, without the consent of the Company, (i) extend the Offer, if at the Expiration Date of the Offer any of the Offer Conditions have not been satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, and
(iii) on one or more occasions, extend the Offer for a period of up to an aggregate of 15 business days if, on a scheduled expiration date on which the Offer Conditions shall have been satisfied or waived, the number of Shares that have been validly tendered and not withdrawn pursuant to the Offer, when taken together with the Shares owned by Parent, Purchaser or an affiliate thereof do not constitute at least 80% of the then issued and outstanding Shares. However, the terms of the Merger Agreement do not require Purchaser to extend the Offer beyond December 31, 1999 (the "Outside Date"). As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14D-1 under the Exchange Act.

     In addition, Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of the Company, (i) reduce the number of Shares to be purchased in the Offer, (ii) reduce the Offer Price, (iii) impose additional conditions to the Offer or modify the Offer Conditions (other than to waive any of the Offer Conditions to the extent not prohibited by the Merger Agreement), (iv) extend the Offer, except as provided above, (v) change the form of consideration payable in the Offer or (v) change or modify any other terms of the Offer in any manner adverse to the shareholders of the Company.

     If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of, or payment for, Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4. However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     If Purchaser makes a material change in the terms of the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the materiality of the changes. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought, a minimum of ten business days is generally required to allow for adequate dissemination to shareholders.

     The Company has provided Purchaser with a list of its shareholders and security position listings for the purpose of disseminating the Offer to shareholders. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase by accepting for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date. Shares will be accepted as soon as practicable and, in any event, within three business days after the later to occur of (i) the Expiration Date and (ii) the receipt by the Depositary of the certificates representing such tendered Shares (the "Share Certificates"). Any determination concerning the satisfaction of the terms and conditions of the Offer will be within the sole discretion of Purchaser and such determination will be final and binding on all tendering shareholders. In addition, subject to the terms of the Merger Agreement and the applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share Certificates or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), pursuant to the procedures set forth in Section 3 of this Offer to Purchase;
(ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer; and (iii) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility which is tendering Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as of the Expiration Date, when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to shareholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE OFFER PRICE, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

     If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares validly tendered pursuant to the Offer is delayed or Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then without prejudice to Purchaser's rights set forth herein, the Depositary may nevertheless, on behalf of Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4.

     If any tendered Shares are not accepted for payment for any reason or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to the appropriate shareholder's account maintained at the Book-Entry Transfer Facility) as promptly as practicable following the expiration or termination of the Offer.

     IF, PRIOR TO THE EXPIRATION DATE, PURCHASER INCREASES THE CONSIDERATION OFFERED TO SHAREHOLDERS PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION WILL BE PAID TO ALL SHAREHOLDERS WHOSE SHARES ARE PURCHASED PURSUANT TO THE OFFER, REGARDLESS OF WHETHER THOSE SHARES WERE TENDERED PRIOR TO THE INCREASE IN CONSIDERATION.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more direct or indirect subsidiaries of Merck KGaA, the right to purchase Shares tendered pursuant to the Offer. Any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     3. PROCEDURES FOR TENDERING SHARES. Valid Tender of Shares. Except as set forth below, for a shareholder validly to tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificate evidencing tendered Shares must be received by the Depositary along with the

Letter of Transmittal at one of such addresses or such Shares must be delivered pursuant to the procedure for book-entry transfer set forth below (and a Book-Entry Confirmation received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed, together with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below.

     DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of Shares (which, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of such Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) such Shares are tendered for the account of a firm that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

     If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates not tendered or not accepted for payment are to be issued to a person other than the registered holder of the certificates surrendered, the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on such Share Certificate, with the signatures on such Share Certificate or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

     If Share Certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) must accompany each delivery. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share Certificates are not immediately available, or such shareholder cannot deliver the Share Certificates and all other required documents in time to reach the Depositary on or prior to the Expiration

Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser with this Offer to Purchase, is received by the Depositary as provided below on or prior to the Expiration Date; and

          (iii) the Share Certificates (or a Book-Entry Confirmation), representing all tendered Shares in proper form for transfer, together with the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq National Market trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time and will depend upon when Share Certificates are received by the Depositary or when Book-Entry Confirmation of such Shares into the Depositary's account at the Book-Entry Transfer Facility is received.

     Appointment as Proxy. By executing the Letter of Transmittal, a tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to Shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent powers of attorney and proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to Shares (and such other Shares and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting and other rights with respect to such Shares and other securities, including rights in respect of voting at any meeting of shareholders and acting by written consent.

     Proxies are effective only as to Shares accepted for payment pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's shareholders. Any solicitation of proxies will be made only pursuant to separate proxy soliciting materials complying with the Exchange Act.

     Determination of Validity. All questions as to the validity, form and eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer (other than the Minimum Condition) or any defect or irregularity in any tender of Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

     None of Parent, Purchaser, any of their affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties.

     Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

     4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 13, 1999.

     If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to purchase Shares validly tendered pursuant to the Offer for any reason, then without prejudice to Purchaser's rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4. Any such delay in acceptance for payment will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or facsimile numbers set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered shareholder, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

     Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of Parent, Purchaser, any of their affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following summary is a general discussion of certain of the expected Federal income tax consequences of the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and published regulations, rulings and judicial decisions in effect at the date of this Offer to Purchase, all of which are subject to change. The summary does not discuss all aspects of Federal income taxation that may be relevant to a particular holder in light of his or her personal circumstances or to certain types of holders subject to special treatment under the Federal income tax laws, such as life insurance companies, financial institutions, tax-exempt organizations and non-U.S. persons. The following summary may not be applicable with respect to Shares acquired through exercise of employee stock options or otherwise as compensation. It also does not discuss any aspects of state or local tax laws or of tax laws of jurisdictions outside the United States of America.

     THE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SALE OF THEIR SHARES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     Sales of Shares in response to the Offer will be taxable transactions for Federal income tax purposes under the Code, and may also be taxable transactions under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a tendering shareholder will generally recognize gain or loss equal to the difference between the amount of cash received by the shareholder upon sale of the Shares and the shareholder's tax basis in the Shares that are sold. Under present law, gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer.

     If tendered Shares are held by a tendering shareholder as capital assets, gain or loss recognized by the tendering shareholder will be capital gain or loss, which will be long-term capital gain or loss if the tendering shareholder's holding period for the Shares exceeds one year. For noncorporate shareholders, including individuals, estates and trusts, net capital gain (the excess of net long-term capital gain over net short-term capital loss) currently is taxed at a maximum Federal income tax rate of 20%. (Tendering shareholders subject to the "alternative minimum tax" may be subject to higher effective tax rates on their long-term capital gains). Short-term capital gain recognized by an individual will generally be taxed at the individual's ordinary income tax rate. Capital gains recognized by a tendering corporate shareholder will be taxed at a maximum Federal marginal rate of 35%.

     A shareholder that tenders Shares may be subject to 31% backup withholding unless the shareholder provides the Depositary (as payer) with such shareholder's correct Taxpayer Identification Number ("TIN") on Substitute Form W-9, included as part of the Letter of Transmittal. If the tendering shareholder is an individual, the TIN is his or her social security number. Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such shareholder must submit to the Depositary a properly completed IRS Form W-8, signed under penalty of perjury, attesting to that individual's exempt status. Exempt shareholders, other than foreign individuals, should file a Substitute Form W-9 certifying the shareholder's exempt status in order to avoid backup withholding. A shareholder that does not furnish its correct TIN to the Depositary, or otherwise establish a basis for exemption from backup withholding, may be subject to a penalty imposed by the Internal Revenue Service ("IRS").

     If backup withholding applies to a shareholder, the Depositary is required to withhold 31% from payments to such shareholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder upon filing an income tax return.

       6. FAIRNESS OF THE TRANSACTION. Purchaser understands that, in making their decision to approve the Merger Agreement and the Offer, the Unaffiliated Directors considered the following factors, which, in the view of the Unaffiliated Directors, when taken together, supported such decision: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to below as having been taken into account by the Special Committee; and (iii) the fact that the $37.00 per Share Offer Price and the terms and conditions of the Merger Agreement were the result of extensive discussion between the Special Committee and Parent.

     The Unaffiliated Directors, including the members of the Special Committee, believe that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of

Unaffiliated Directors appointed to represent the interests of the shareholders other than Shares held by Parent and its affiliates; (ii) the Special Committee was advised by BT Alex. Brown and Warburg Dillon Read as its independent financial advisors to assist it in evaluating the financial aspects of the proposal made by Merck KGaA; (iii) the Minimum Condition (which may not be waived without the consent of the Company) has the effect of requiring the holders of a majority of the Shares (other than Parent and its affiliates) to tender their Shares in response to the Offer in order for it to be consummated;
(iv) of the process of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; (v) of the fact that the $37.00 per Share price and the other terms and conditions of the Merger Agreement resulted from extensive discussions between representatives of the Special Committee, on the one hand, and representatives of Merck KGaA, on the other; and (vi) of the availability of dissenters' rights to the public shareholders under the PBCL.

     The Unaffiliated Directors and the Special Committee recognized that the Merger was not structured to require the approval of a majority of the shareholders of the Company other than Parent and its affiliates, that Parent and its affiliates currently hold 49.89% of the Shares, all of which Shares will be voted to approve and adopt the Merger Agreement and that, because (i) pursuant to the Shareholder Agreement each Share Tender Party has agreed to vote the Shares beneficially owned by him in favor of the Merger and the Merger Agreement and to tender his Shares pursuant to the Offer and (ii) each of the directors and executive officers of the Company has indicated that he or she intends to tender his or her Shares in response to the Offer or, in certain circumstances, to vote in favor of the Merger, if the Minimum Condition is fulfilled, Purchaser will have sufficient voting power to approve and adopt the Merger Agreement without the vote of any other shareholder. However, the Special Committee and the Unaffiliated Directors also recognized that, since (x) it is a condition to the Merger that Parent shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, and (y) it is a condition (which may be waived only with the consent of the Company) to the consummation of the Offer that there be validly tendered and not withdrawn at least a majority of the issued and outstanding Shares without regard to the Shares owned by Parent and its affiliates (i.e., the Minimum Condition), the Merger is effectively conditioned on satisfaction of the Minimum Condition.

     The Unaffiliated Directors, including the members of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company and after consultation with the Company's legal and financial advisors. In light of the number and variety of factors that the Unaffiliated Directors and the Special Committee considered in connection with their evaluations of the Offer and the Merger, Parent has been informed that neither the Unaffiliated Directors nor the Special Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Unaffiliated Directors nor the Special Committee did so.

  Opinion of BT Alex. Brown Incorporated. The Company engaged BT Alex. Brown Incorporated (now merged with Deutsche Bank Securities Inc., and known as Deutsche Banc Alex. Brown) to act as co-financial advisor to the Company in connection with the Offer and the Merger. On June 8, 1999, at a meeting of the Company's Board (at which only the Unaffiliated Directors were present) and Special Committee held to evaluate the proposed Offer and Merger, BT Alex. Brown rendered an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated June 8, 1999, to the effect that, as of that date and based upon and subject to matters stated in its opinion, the $37.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Merck KGaA and its affiliates) was fair, from a financial point of view, to such holders.

     The full text of BT Alex. Brown's written opinion dated June 8, 1999, which describes the assumptions made, matters considered and limitations of the review undertaken, is attached as Schedule II to this document and is incorporated herein by reference. BT ALEX. BROWN'S OPINION IS DIRECTED TO THE COMPANY'S BOARD AND SPECIAL COMMITTEE, ADDRESSES ONLY THE FAIRNESS OF THE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF SHARES (OTHER THAN MERCK KGaA AND ITS AFFILIATES) FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE OFFER AND THE MERGER, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER OR NOT SUCH SHAREHOLDER SHOULD TENDER SHARES IN THE OFFER OR HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO MATTERS

RELATING TO THE PROPOSED MERGER. The summary of BT Alex. Brown's opinion described below is qualified in its entirety by reference to the full text of its opinion.

     In connection with BT Alex. Brown's role as the Company's financial advisor, and in arriving at its opinion, BT Alex. Brown:

     - reviewed publicly available financial and other information concerning the Company and internal analyses and other information furnished to or discussed with BT Alex. Brown by the Company and its advisors;

     - held discussions with members of the senior management of the Company regarding the business and prospects of the Company;

     - reviewed the reported prices and trading activity for the Shares;

     - compared financial and stock market information for the Company with similar information for other companies whose securities are publicly traded;

     - reviewed the financial terms of recent business combinations which BT Alex. Brown deemed comparable in whole or in part;

     - reviewed the terms of the Merger Agreement; and

     - performed other studies and analyses and considered other factors as BT Alex. Brown deemed appropriate.

     BT Alex. Brown did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to BT Alex. Brown, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. For purposes of its opinion, BT Alex. Brown assumed and relied upon the accuracy and completeness of all information it reviewed. BT Alex. Brown did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to BT Alex. Brown and used in its analyses, BT Alex. Brown assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the matters covered thereby. In rendering its opinion, BT Alex. Brown expressed no view as to the reasonableness of the forecasts and projections or the assumptions on which they are based. BT Alex. Brown's opinion was necessarily based upon economic, market and other conditions existing on, and the information made available to BT Alex. Brown as of, the date of its opinion.

     For purposes of rendering its opinion, BT Alex. Brown assumed that, in all respects material to its analysis, the representations and warranties of the Company, Parent and Purchaser contained in the Merger Agreement are true and correct; the Company, Parent and Purchaser will each perform all of the covenants and agreements to be performed by it under the Merger Agreement; and all conditions to the obligations of each of the Company, Parent and Purchaser to consummate the Offer and the Merger will be satisfied without any waiver. BT Alex. Brown also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Offer and the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either the Company, Parent and Purchaser is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on the Company or materially reduce the contemplated benefits of the Offer and the Merger to the Company. In connection with its opinion, BT Alex. Brown was not requested to, and did not, solicit third party indications of interest with respect to the acquisition of all or a part of the Company. No other instructions or limitations were imposed by the Unaffiliated Directors or Special Committee upon BT Alex. Brown with respect to the investigations made or the procedures followed by it in rendering its opinion.

     The following is a summary of the material analyses performed by BT Alex. Brown in connection with its opinion to the Company's Board and Special Committee dated June 8, 1999. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND BT ALEX. BROWN'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA SET FORTH BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF BT ALEX. BROWN'S FINANCIAL ANALYSES.

  Analysis of Selected Public Companies. BT Alex. Brown compared financial and stock market information for the Company and the following seven selected publicly held companies in the distribution industry:

     - Arrow Electronics, Inc.

     - Corporate Express, Inc.

     - Henry Schein, Inc.

     - Owens & Minor, Inc.

     - Patterson Dental Company

     - PSS World Medical, Inc.

     - W.W. Grainger, Inc.

     BT Alex. Brown reviewed adjusted market values, calculated as equity market value, plus debt, less cash, as multiples of latest 12 months earnings before interest, taxes, depreciation and amortization, and earnings before interest and taxes, and equity market values as a multiple of latest 12 months and estimated calendar year 1999 and 2000 net income. All multiples were based on closing stock prices on June 4, 1999. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for the Company were based both on publicly available research analysts' estimates and internal estimates of the management of the Company. This analysis indicated the following implied adjusted market value and equity market value multiples for the selected companies, as compared to the following implied multiples for the Company based on the cash consideration in the Offer and the Merger of $37.00 per Share:

                                                                IMPLIED MULTIPLES
                                                                   OF SELECTED
                                                                    COMPANIES           MULTIPLES FOR THE
                                                              ----------------------    COMPANY IMPLIED BY
                                                              MEAN         RANGE        CASH CONSIDERATION
                                                              -----    -------------    ------------------
ADJUSTED MARKET VALUES:

Latest 12 months earnings before interest, taxes,
  depreciation and amortization.............................   10.0x    7.9x - 13.8x           12.9x
Latest 12 months earnings before interest and taxes.........   12.2x    9.5x - 15.3x           17.0x

EQUITY MARKET VALUES:
Latest 12 months net income.................................   18.3x   13.2x - 25.1x           32.2x
Estimated calendar year 1999 net income (research analysts'
  estimates)................................................   16.0x   12.0x - 21.4x           27.0x
Estimated calendar year 2000 net income (research analysts'
  estimates)................................................   13.1x    9.6x - 19.2x           22.9x
Estimated calendar year 1999 net income (management
  estimates)................................................   16.0x   12.0x - 21.4x           22.5x
Estimated calendar year 2000 net income (management
  estimates)................................................   13.1x    9.6x - 19.2x           16.2x

     Analysis of Selected Precedent Transactions. BT Alex. Brown reviewed the purchase prices and implied transaction multiples in the following eight selected transactions in the distribution industry, with particular focus on the acquisition of Fisher Scientific International, Inc. by Thomas H. Lee Co.:

                    ACQUIROR                                    TARGET
                    --------                                    ------
-    Georgia-Pacific Corporation                Unisource Worldwide, Inc.
-    Cardinal Health, Inc.                      Allegiance Corporation
-    The Cypress Group L.L.C.                   WESCO Distribution, Inc.
-    Invacare Corporation                       Suburban Ostomy Supply Co., Inc.
-    Henry Schein, Inc.                         Sullivan Dental Products, Inc.
-    Thomas H. Lee Co.                          Fisher Scientific International, Inc.
-    McKesson Corporation                       General Medical, Inc.
-    VWR Scientific Products Corporation        Baxter International Inc. (industrial
                                                distribution business)

BT Alex. Brown reviewed adjusted market values in the selected transactions as multiples of latest 12 months earnings before interest, taxes, depreciation and amortization, and earnings before interest and taxes, and equity market values as a multiple of latest 12 months net income and forward net income. All multiples were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated the following implied adjusted market value and equity market value multiples for the selected transactions, as compared to the following implied multiples for the Company based on the cash consideration in the Offer and the Merger of $37.00 per Share:

                                                       IMPLIED MULTIPLES
                                                          OF SELECTED
                                                         TRANSACTIONS               IMPLIED          MULTIPLES FOR THE
                                                    -----------------------       MULTIPLES OF       COMPANY IMPLIED BY
                                                    MEAN         RANGES        FISHER TRANSACTION    CASH CONSIDERATION
                                                    -----     -------------    ------------------    ------------------
ADJUSTED MARKET VALUES:

Latest 12 months earnings before interest, taxes,
  depreciation and amortization...................   12.7x     8.9x - 18.7x            8.9x                 12.9x
Latest 12 months earnings before interest and
  taxes...........................................   16.5x     9.7x - 24.0x           12.8x                 17.0x

EQUITY MARKET VALUES:
Latest 12 months net income.......................   31.5x    16.6x - 44.2x           23.4x                 32.2x
Forward net income (research analysts'
  estimates)......................................   23.7x    15.4x - 36.9x           17.2x                 25.1x
Forward net income (management estimates).........   23.7x    15.4x - 36.9x           17.2x                 19.3x

     Discounted Cash Flow Analysis. BT Alex. Brown performed a discounted cash flow analysis to estimate the present value of the unlevered, after-tax free cash flows that the Company could generate for the fiscal years 1999 through 2003, based both on internal estimates of the management of the Company and on publicly available research analysts' estimates. The range of estimated terminal values for the Company was calculated by applying terminal value multiples ranging from 8.0x to 10.0x to the Company's projected fiscal year 2003 earnings before interest, taxes, depreciation and amortization. The present value of the cash flows and terminal values were calculated using discount rates ranging from 12.0% to 14.0%. This analysis yielded the following implied equity reference ranges for the Company, as compared to the cash consideration in the Offer and the Merger of $37.00 per Share:

IMPLIED PER SHARE EQUITY                                            PER SHARE
REFERENCE RANGE FOR THE COMPANY                                 CASH CONSIDERATION
-------------------------------                                 ------------------
$24.75 - $34.75                                                       $37.00
  (research analysts' estimates)
$28.72 - $39.90
  (management estimates)

     Premiums Analysis. BT Alex. Brown reviewed the premiums paid in 96 selected transactions, including eight selected transactions discussed above in "Analysis of Selected Precedent Transactions," 24 selected transactions effected since January 1, 1995 in which the acquiror had a 20% to 50% ownership in the target company prior to the transaction and increased its ownership to 90% or greater following the transaction, and

64 selected transactions effected since January 1, 1994 having transaction values of between $1.0 billion and $1.5 billion. BT Alex. Brown analyzed the premiums in these transactions based on the target company's stock price one day, one month and three months prior to public announcement of the transaction as compared to the implied premiums for the Company in the Offer and the Merger based on the stock price for the Shares as of June 4, 1999 and one month and three months prior to June 4, 1999. This analysis indicated the following premiums in the selected transactions, as compared to the premiums implied for the Company in the Offer and the Merger:

                                       PREMIUM                   PREMIUM                  PREMIUM
                                   ONE DAY PRIOR TO        ONE MONTH PRIOR TO      THREE MONTHS PRIOR TO
                                 PUBLIC ANNOUNCEMENT       PUBLIC ANNOUNCEMENT      PUBLIC ANNOUNCEMENT
                               ------------------------  -----------------------  ------------------------
                               MEAN         RANGE        MEAN         RANGE       MEAN         RANGE
                               ----    ----------------  ----    ---------------  ----    ----------------
Selected Transactions(8).....  28.6%      8.0% -  67.2%  36.4%    13.3% -  66.2%  32.7%   (28.3)% -  84.6%
Selected Transactions(24)....  30.8%      3.2% - 118.6%  32.4%     4.2% - 104.0%  42.6%    (9.7)% - 201.9%
Selected Transactions(64)....  29.5%   (13.9)% - 118.5%  41.2%   (9.7)% - 130.7%  46.1%   (27.7)% - 164.9%

                                  PREMIUM                     PREMIUM                      PREMIUM
                             ONE DAY PRIOR TO           ONE MONTH PRIOR TO          THREE MONTHS PRIOR TO
                            PUBLIC ANNOUNCEMENT         PUBLIC ANNOUNCEMENT          PUBLIC ANNOUNCEMENT
                         -------------------------  ---------------------------  ---------------------------
Fisher Transaction.....            27.4%                       30.8%                        5.8%

                                                                       PREMIUM                 PREMIUM
                                                 PREMIUM AS OF    ONE MONTH PRIOR TO    THREE MONTHS PRIOR TO
                                                 JUNE 4, 1999        JUNE 4, 1999           JUNE 4, 1999
                                                 -------------    ------------------    ---------------------
Premium Implied for the Company in the Offer
  and Merger...................................       32.1%              41.0%                  57.0%

     Other Factors. In rendering its opinion, BT Alex. Brown also reviewed and considered, among other things:

     - historical and projected financial data for the Company;

     - historical market prices and trading volumes for the Shares and the relationship between movements in the Shares, movements in the common stock of selected companies and movements in the S&P 500 Index;

     - selected published analysts' reports, including analysts' estimates as to the earnings per share of the Company; and

     - a shareholder profile of the Company and business and financial profile of Merck KGaA.

     The above summary is not a complete description of the opinion of BT Alex. Brown to the Company's Board and Special Committee or the financial analyses performed and factors considered by BT Alex. Brown in connection with its opinion. A copy of BT Alex. Brown's written presentation to the Company's Board and Special Committee in connection with its opinion has been filed as an exhibit to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Merck KGaA, Parent and Purchaser with the Securities and Exchange Commission and will be available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested shareholder of the Company or representative of such shareholder who has been so designated in writing and may be inspected and copied, and obtained from the EDGAR Database accessible through the Commission's Website (http://www.sec.gov/index.html) or by mail, from the Commission.

     The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. BT Alex. Brown believes that its analyses and the summary above must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BT Alex. Brown analyses and opinion.

     In performing its analyses, BT Alex. Brown considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, transaction or business used in such analyses as a comparison is identical to the Company or the Offer or Merger, nor is an evaluation of the results of those analyses entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in BT Alex. Brown's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, BT Alex. Brown's analyses and estimates are inherently subject to substantial uncertainty.

     The type and amount of consideration payable in the Offer and the Merger was determined through extensive discussions between the Company and Merck KGaA. Although BT Alex. Brown provided financial advice to the Company during the course of discussions, the decision to enter into the transaction was solely that of the Unaffiliated Directors and Special Committee. BT Alex. Brown's opinion and financial analyses were only one of many factors considered by the Unaffiliated Directors and Special Committee in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Unaffiliated Directors, Special Committee or management with respect to the Offer or the Merger or the consideration payable in the Offer and the Merger.

     BT Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. The Company selected BT Alex. Brown based on BT Alex. Brown's reputation, expertise and familiarity with the Company. BT Alex. Brown and its affiliates have in the past provided financial services to the Company and Merck KGaA unrelated to the Offer and Merger, for which services BT Alex. Brown and its affiliates have received compensation.

     In the ordinary course of business, BT Alex. Brown and its successors and affiliates may actively trade or hold the securities and other instruments and obligations of the Company and Merck KGaA for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, instruments or obligations.

     Pursuant to the terms of BT Alex. Brown's engagement, the Company has agreed to pay BT Alex. Brown for its services an aggregate financial advisory fee of $4,575,000. A portion of such fee was payable upon delivery by BT Alex. Brown of its opinion, with the balance payable upon completion of the Merger. In addition, the Company has agreed to reimburse BT Alex. Brown for its travel and other out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify BT Alex. Brown and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

  Opinion of Warburg Dillon Read LLC. On June 8, 1999, at a meeting of the Company's Board (at which only the Unaffiliated Directors were present) and the Special Committee, Warburg Dillon Read rendered its oral opinion to the Unaffiliated Directors and Special Committee that, as of that date, and subject to various assumptions, matters considered and limitations set forth in its opinion, the $37.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Merck KGaA and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Warburg Dillon Read's oral opinion was subsequently confirmed by delivery of a written opinion dated June 8, 1999.

     The full text of Warburg Dillon Read's opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Warburg Dillon Read. This opinion is attached as Schedule III to this document and is incorporated in this document by reference.

WARBURG DILLON READ'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF SHARES (OTHER THAN MERCK KGaA AND ITS AFFILIATES) AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER OR NOT SUCH HOLDER SHOULD TENDER SHARES IN THE OFFER OR HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO MATTERS RELATING TO THE PROPOSED MERGER. Holders of Shares are urged to read this opinion in its entirety. The summary of Warburg Dillon Read's opinion described below is qualified in its entirety by reference to the full text of its opinion.

     In arriving at its opinion, Warburg Dillon Read, among other things:

     - reviewed publicly available business and historical financial information relating to the Company;

     - reviewed internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by the management of the Company and not publicly available;

     - conducted discussions with members of the senior management of the Company;

     - reviewed publicly available financial and stock market data with respect to other companies in lines of business which Warburg Dillon Read believed to be generally comparable to those of the Company and Chemdex Corporation, an entity in which the Company has an equity interest;

     - compared the financial terms of the Offer and the Merger with the publicly available financial terms of other transactions which Warburg Dillon Read believed to be generally relevant;

     - reviewed the Merger Agreement; and

     - conducted other financial studies, analyses and investigations, and considered other information, as Warburg Dillon Read deemed necessary or appropriate.

     In connection with its review, with the Company's consent, Warburg Dillon Read did not assume any responsibility for independent verification of any of the information provided to or reviewed by Warburg Dillon Read for the purpose of its opinion and, with the Company's consent, relied on such information being complete and accurate in all material respects. In addition, at the Company's direction, Warburg Dillon Read did not make an independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company, nor was Warburg Dillon Read furnished with any evaluation or appraisal. With respect to the financial forecasts and estimates reviewed by Warburg Dillon Read, Warburg Dillon Read assumed, at the direction of the Company, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Warburg Dillon Read's opinion is necessarily based on economic, monetary, market and other conditions existing, and information available to Warburg Dillon Read, on the date of its opinion. In connection with its engagement, Warburg Dillon Read was not requested by the Company to, and Warburg Dillon Read did not, solicit third party indications of interest with respect to the acquisition of all or a part of the Company. No other instructions or limitations were imposed by the Unaffiliated Directors or Special Committee upon Warburg Dillon Read with respect to the investigations made or the procedures followed by it in rendering its opinion.

     In connection with rendering its opinion to the Company's Board and Special Committee, Warburg Dillon Read performed a variety of financial analyses which are summarized below. The following summary does not purport to be a complete description of all of the analyses performed and factors considered by Warburg Dillon Read in connection with its opinion. A copy of Warburg Dillon Read's written presentation to the Company's Board and Special Committee in connection with its opinion has been filed as an exhibit to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Merck KGaA, Purchaser and Parent with the Securities and Exchange Commission and will be available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested shareholder of the Company or representative of such shareholder who has been so designated in writing and may be inspected and copied, and obtained from the EDGAR Database accessible through the Commission's Web site (http//www.sec.gov/index.html) or by mail, from the Commission.

     Warburg Dillon Read believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Warburg Dillon Read's analyses and opinion. None of the analyses performed by Warburg Dillon Read was assigned a greater significance by Warburg Dillon Read than any other. Warburg Dillon Read arrived at its ultimate opinion based on the results of all the analyses undertaken by it and assessed as a whole. Warburg Dillon Read did not draw conclusions from or with regard to any one factor or method of analysis.

     The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to a partial analysis or summary description. With respect to the analysis of selected publicly traded companies and the analysis of selected transactions summarized below, no company used as a comparison is either identical or directly comparable to the Company or the Offer or Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or transaction values of the companies or transactions concerned. The estimates of future performance of the Company provided by the management of the Company in or underlying Warburg Dillon Read's analyses are not necessarily indicative of future results of values, which may be significantly more or less favorable than those estimates. In performing its analyses, Warburg Dillon Read made numerous assumptions about industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

     The type and amount of consideration payable in the Offer and the Merger was determined through extensive discussions between the Company and Merck KGaA. Although Warburg Dillon Read provided financial advice to the Company during the course of discussions, the decision to enter into the transaction was solely that of the Company's Unaffiliated Directors and Special Committee. Warburg Dillon Read's opinion and financial analyses were only one of many factors considered by the Unaffiliated Directors and Special Committee in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Unaffiliated Directors, Special Committee or management with respect to the Offer or the Merger or the consideration payable in the Offer and the Merger.

     The following is a brief summary of the material analyses performed by Warburg Dillon Read and reviewed with the Unaffiliated Directors and Special Committee in connection with its opinion dated June 8, 1999. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND WARBURG DILLON READ'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA SET FORTH BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF WARBURG DILLON READ'S FINANCIAL ANALYSES.

  Analysis of Selected Public Companies. Warburg Dillon Read compared selected financial information and operating statistics for the Company with corresponding financial information and operating statistics of the following eight selected publicly held companies in the distribution industry:

     - Arrow Electronics, Inc.

     - Corporate Express, Inc.

     - Henry Schein, Inc.

     - Fisher Scientific International, Inc.

     - Owens & Minor, Inc.

     - Patterson Dental Company

     - PSS World Medical, Inc.

     - W.W. Grainger, Inc.

Warburg Dillon Read reviewed enterprise values, calculated as equity market value, plus debt, less cash, as multiples of latest 12 months sales, earnings before interest, taxes, depreciation and amortization, and earnings before interest and taxes, and equity values as a multiple of estimated calendar year 1999 price-to-earnings and price-to-earnings to five-year estimated earnings per share. All multiples were based on closing stock prices on June 4, 1999. Estimated financial data for the selected companies and the Company were based on publicly available research analysts' estimates. This analysis indicated the following median implied enterprise value and equity value multiples for the selected companies, as compared to the following implied multiples for the Company based on the cash consideration in the Offer and the Merger of $37.00 per Share:

                                                                IMPLIED MULTIPLES      MULTIPLES FOR THE
                                                              OF SELECTED COMPANIES    COMPANY IMPLIED BY
                                                                     MEDIAN            CASH CONSIDERATION
                                                              ---------------------    ------------------
ENTERPRISE VALUES:
Latest 12 months sales......................................          0.69x                  1.05x
Latest 12 months earnings before interest, taxes,
  depreciation and amortization.............................           9.0x                  12.9x
Latest 12 months earnings before interest and taxes.........          12.6x                  17.0x
EQUITY VALUES:
Estimated calendar year 1999 price-to-earnings (research
  analysts' estimates)......................................          15.8x                  27.2x
Estimated calendar year 1999 price-to-earnings to five-year
  estimated compound annual growth rate for earnings per
  share (research analysts' estimates)......................          0.83x                  1.41x

       Analysis of Selected Precedent Transactions. Warburg Dillon Read reviewed the purchase prices and implied transaction multiples in the following eight selected transactions in the distribution industry announced since January 1997:

            ACQUIROR                                         TARGET
            --------                                         ------
- Cardinal Health, Inc.           Allegiance Corporation
- The Cypress Group L.L.C.        WESCO Distribution, Inc.
- Invacare Corporation            Suburban Ostomy Supply Co., Inc.
- Physician Sales & Service,      Gulf South Medical Supply, Inc.
  Inc.
- Henry Schein, Inc.              Sullivan Dental Products, Inc.
- Thomas H. Lee Co.               Fisher Scientific International Inc.
- McKesson Corporation            General Medical, Inc.
- VWR Scientific Products         Baxter International Inc. (industrial distribution business)
  Corporation

Warburg Dillon Read reviewed enterprise values in the selected transactions as multiples of latest 12 months sales, earnings before interest, taxes, depreciation and amortization, and earnings before interest and taxes, and equity values as multiples of latest 12 months net income and latest book value. All multiples were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated the following implied enterprise value and equity value multiples for the selected transactions, as compared to the following implied multiples for the Company based on the cash consideration in the Offer and the Merger of $37.00 per Share:

                                                                   IMPLIED MULTIPLES
                                                                 OF SELECTED COMPANIES            MULTIPLES FOR THE
                                                            --------------------------------     COMPANY IMPLIED BY
                                                                RANGE        MEAN     MEDIAN     CASH CONSIDERATION
                                                            -------------    -----    ------    ---------------------
ENTERPRISE VALUES:
Latest 12 months sales....................................  0.43x - 2.43x    1.07x    0.96x             1.05x
Latest 12 months earnings before interest, taxes,
  depreciation and amortization...........................  8.8x - 25.0x     13.7x    12.5x             12.9x
Latest 12 months earnings before interest and taxes.......  9.1x - 26.4x     16.4x    14.7x             17.0x
EQUITY VALUES:
Latest 12 months earnings per share.......................  15.5x - 41.6x    27.5x    27.0x             31.9x
Latest book value.........................................   2.8x - 4.8x     3.8x      3.7x              2.8x

     Discounted Cash Flow Analysis. Warburg Dillon Read performed a discounted cash flow analysis to estimate the present value of the unlevered, after-tax free cash flows that the Company could generate based both on internal estimates of the management of the Company and publicly available research analysts' estimates. The range of estimated terminal values for the Company was calculated by applying terminal value multiples ranging from 8.0x to 10.0x to the Company's projected fiscal year 2003 earnings before interest, taxes, depreciation and amortization. The present value of the cash flows and terminal values were calculated using discount rates ranging from 10.5% to 12.5%. This analysis yielded the following implied equity reference ranges for the Company, as compared to the cash consideration in the Offer and the Merger of $37.00 per
Share:

IMPLIED PER SHARE EQUITY                                            PER SHARE
REFERENCE RANGE FOR THE COMPANY                                 CASH CONSIDERATION
-------------------------------                                 ------------------
$24.78 - $35.81                                                       $37.00
  (research analysts' estimates)
$28.76 - $41.09
  (management estimates)

     Premiums Analysis. Warburg Dillon Read reviewed the premiums paid in 29 selected transactions effected since January 1995 with transaction values between approximately $56.0 million and $11.0 billion. This analysis indicated the following premiums in the selected transactions based on the target company's closing and average stock prices one day, one week, one month and three months prior to public announcement of the transaction, as compared to the implied premiums for the Company based on the stock price of the Shares one day, one week, one month and three months prior to June 4, 1999:

                                                                 PREMIUMS PAID IN SELECTED
                                                                        TRANSACTIONS
                                                              --------------------------------
                                                                 BASED ON          BASED ON
                                                              CLOSING PRICES    AVERAGE PRICES
                                                              --------------    --------------
                                                              MEAN    MEDIAN    MEAN    MEDIAN
                                                              ----    ------    ----    ------
One Day Prior to Public Announcement........................   26%      20%      26%      20%
One Week Prior to Public Announcement.......................   29%      27%      24%      23%
One Month Prior to Public Announcement......................   35%      30%      30%      25%
Three Months Prior to Public Announcement...................   43%      41%      34%      29%

                                                                      PREMIUMS IMPLIED
                                                                      FOR THE COMPANY
                                                              --------------------------------
                                                                 BASED ON          BASED ON
                                                              CLOSING PRICES    AVERAGE PRICES
                                                              --------------    --------------
One Day Prior to June 4, 1999...............................        29%               29%
One Week Prior to June 4, 1999..............................        29%               30%
One Month Prior to June 4, 1999.............................        41%               33%
Three Months Prior to June 4, 1999..........................        57%               49%

     Other Factors. In rendering its opinion, Warburg Dillon Read also, among other things, reviewed and considered historical and projected financial data for the Company and compared selected financial information and operating statistics for Chemdex Corporation with corresponding financial information and operating statistics for selected publicly held companies in the internet commerce industry.

     Miscellaneous. The Company has agreed to pay Warburg Dillon Read for its services an aggregate financial advisory fee of $4,575,000. A portion of such fee was paid upon the delivery by Warburg Dillon Read of its opinion with the balance payable upon completion of the Merger. In addition, the Company has agreed to reimburse Warburg Dillon Read for its travel and other out-of-pocket expenses, including fees and disbursements of its counsel, and to indemnify Warburg Dillon Read and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

     The Company selected Warburg Dillon Read as a co-financial advisor in connection with the Offer and the Merger because Warburg Dillon Read is an internationally recognized investment banking firm with substantial experience in similar transactions. Warburg Dillon Read is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements. In the past, Warburg Dillon Read and its predecessors have provided investment banking services to Merck KGaA unrelated to the Offer and Merger and have received customary compensation for the rendering of such services. In addition, Warburg Dillon Read's affiliates or parent entity, UBS AG, currently have, or may have in the future, a banking or financing relationship with the Company and/or Merck KGaA.

     In the ordinary course of business, Warburg Dillon Read, its successors and affiliates may actively trade the securities of the Company and Merck KGaA for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in these securities.

     Position of Merck KGaA, Parent and Purchaser regarding Fairness of the Offer and the Merger. Merck KGaA, Parent and Purchaser believe that the consideration to be received by the holders of Shares, pursuant to the Offer and the Merger, is fair to the holders of Shares. Merck KGaA, Parent and Purchaser based their belief solely on (i) the fact that the Unaffiliated Directors and the Special Committee concluded that the Offer and the Merger are fair to, and in the best interests of, the Company, (ii) the historical and projected financial performance of the Company and its financial results, (iii) the fact that the consideration to be paid in the Offer and the Merger represents a premium of approximately 41% over the closing price one-month prior to June 4, 1999, and a premium of approximately 32% over the reported closing price for the Shares on June 4, 1999, (iv) the fact that the terms of the Offer and the Merger and the Merger Agreement were the subject of extensive discussions between the Special Committee and Merck KGaA and Parent, (v) the fact that the Offer and the Merger will each provide consideration to the shareholders entirely in cash, and
(vi) notwithstanding the fact that BT Alex. Brown's and Warburg Dillion Read's opinions were provided solely for the information and assistance of the Special Committee and that Merck KGaA, Parent and Purchaser are not entitled to rely on such opinions, the fact that the Special Committee received an opinion from each of BT Alex. Brown and Warburg Dillion Read as to the fairness, from a financial point of view, to the holders of Shares (other than Parent and its affiliates) of the $37.00 per Share cash consideration to be received by such holders in the Offer and the Merger. Merck KGaA, Parent and Purchaser have reviewed the factors considered by the Unaffiliated Directors in support of their decision, as described in the Schedule 14D-9 and above, and had no basis to question their consideration of or reliance on those factors. Merck KGaA, Parent and Purchaser found it impracticable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

     7. PRICE RANGE OF SHARES; DIVIDENDS. The shares trade on the Nasdaq National Market under the symbol VWRX. The following table sets forth, for the periods indicated, the high and low bid quotations per Share on the Nasdaq National Market, as reported by Bloomberg LP.

                                                              HIGH    LOW
                                                              ----    ---
FISCAL YEAR ENDED DECEMBER 31, 1997:
  First Quarter.............................................  $16 3/4 $13
  Second Quarter............................................   16 5/8  14 1/2
  Third Quarter.............................................   22 7/8  15 3/4
  Fourth Quarter............................................   28 1/4  20 3/4
FISCAL YEAR ENDED DECEMBER 31, 1998:
  First Quarter.............................................   36      27 1/2
  Second Quarter............................................   36 1/2  21 3/8
  Third Quarter.............................................   29 3/8  22 15/16
  Fourth Quarter............................................   31 5/16  16 7/8
FISCAL YEAR ENDING DECEMBER 31, 1999:
  First Quarter.............................................   23 3/4  17 7/8
  Second Quarter (through June 8)...........................   31 1/2  22

     The following table sets forth, for the periods indicated, the closing sales prices of the Shares on the Nasdaq National Market, as reported by Bloomberg LP.

                                                              HIGH    LOW
                                                              ----    ---
FISCAL YEAR ENDED DECEMBER 31, 1997:
  First Quarter.............................................  $17     $13
  Second Quarter............................................   17      14 1/2
  Third Quarter.............................................   22 7/8  15 3/4
  Fourth Quarter............................................   28 1/2  20 3/4
FISCAL YEAR ENDED DECEMBER 31, 1998:
  First Quarter.............................................   36 1/2  27 19/32
  Second Quarter............................................   39 9/16  21 3/8
  Third Quarter.............................................   29 3/8  23
  Fourth Quarter............................................   31 3/8  17
FISCAL YEAR ENDING DECEMBER 31, 1999:
  First Quarter.............................................   23 7/8  17 7/8
  Second Quarter (through June 8)...........................   31 1/2  22 3/4

     On June 8, 1999, the last full trading day prior to the public announcement after the market closing on such date of the execution of the Merger Agreement and the intention to commence the Offer, the last reported bid quotation of the Shares reported on the Nasdaq National Market was $27 7/8 per Share and the closing sales prices was $27 15/16. On June 11, 1999, the last full trading day before commencement of the Offer, the last reported bid quotation and closing sales price of the Shares reported on the Nasdaq National Market were each $36 9/16 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     No dividends have been paid by the Company on its Shares during the past three years. The Company's existing credit facility limits the Company's payment of dividends to its shareholders and there are also restrictions on the ability of the Company's subsidiaries to pay dividends to the Company. Pursuant to the Merger Agreement, the Company has agreed, from the date of the Merger Agreement until the Effective Time, not to declare, pay or set aside any dividend or other distribution without the prior written consent of Parent.

     8. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from publicly available documents and records on file with the Commission and other public sources and from information furnished to Purchaser, Parent and Merck KGaA by the Company. None of Purchaser, Parent nor Merck KGaA assumes any responsibility for the accuracy or completeness of the information contained in those documents and records, or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser, Parent and Merck KGaA.

     General. The Company is a Pennsylvania corporation with its principal offices located at 1310 Goshen Parkway, West Chester, Pennsylvania 19380. The telephone number of the Company at such offices is (610) 431-1700. According to the Company's Annual Report for the fiscal year ended December 31, 1998 on Form 10-K, the Company distributes laboratory supplies, chemicals and equipment to life science, educational and industrial organizations throughout the United States and Canada. The Company also distributes critical environment ("cleanroom") supplies and apparel to manufacturers of electronics, medical devices and pharmaceuticals.

     Summary Financial Information. Set forth below is certain selected consolidated financial information with respect to the Company taken or derived from the audited financial statements contained in the Company's Annual Reports on Form 10-K for the years ended December 31, 1998 and December 31, 1997 (the "Company 10-Ks"), each as filed by the Company with the Commission. More comprehensive financial information is included in the Company 10-Ks and the other documents filed by the Company with the Commission, and the summary financial information set forth below is qualified in its entirety by reference to those reports and other documents. Such reports and other documents may be inspected and copies thereof may be obtained in the manner set forth below under "Available Information."

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                  SELECTED SUMMARY CONSOLIDATED FINANCIAL DATA

                                                              FISCAL YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------
                                                            1998           1997           1996
                                                         -----------    -----------    -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Sales................................................  $1,349,948     $1,244,795     $1,117,286
  Gross margin.........................................     312,177        277,715        246,907
  Net income...........................................      34,248         24,329          7,023
BALANCE SHEET DATA
  Working capital......................................     237,546        182,064        143,975
  Property and equipment -- net........................      91,072         50,846         48,184
  Total assets.........................................     911,589        717,566        705,302
  Short-term debt......................................          --             --         22,500
  Long-term debt.......................................     355,665        232,409        367,965
  Shareholders equity..................................     383,547        342,007        183,437
  Total invested capital...............................  $  739,212     $  574,416     $  573,902
PER SHARE DATA
  Net income per share.................................  $     1.19     $     1.06     $     0.32
  Net income per share on fully diluted basis..........        1.16           1.04           0.32

     Other Financial Information. The book value per share for the fiscal year ended December 31, 1998 was $13.24 and for the three month period ended March 31, 1999, $13.45. The ratio of earnings to fixed charges for the Company in 1998, 1997, and the first quarter of 1999 was 2.7232, 2.0833 and 2.3033, respectively.

     The Company does not, as a matter of course, make public forecasts or projections as to future performance, sales, earnings or other income statement data. However, in connection with Parent's position as a 49.89% beneficial owner of the Company, and the right of Parent and its affiliates under the Standstill Agreement to designate persons to serve on the Company's Board of Directors, Parent has received and examined certain analyses prepared by the Company which include projections of future financial results. In addition, during the course of the discussions among Merck KGaA, Parent and the Company that led to the execution of the Merger Agreement, the Company provided Merck KGaA and Parent with certain information about the Company and its financial performance which is not publicly available. Such information has been set forth below for the limited purpose of giving the Company's shareholders access to financial projections by the Company's management that were available for review by Merck KGaA and Parent and their advisers in connection with the Offer.

                            VWR SCIENTIFIC PRODUCTS
                                  1999 BUDGET
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                            1998 ACTUAL    1999 BUDGET    % GROWTH
                                                            -----------    -----------    --------
Net sales.................................................   $1,349.70      $1,507.00       11.6%
Gross margin..............................................       312.5            361       15.4%
                                                                  23.2%          24.0%        .8pt.
Total operating expenses..................................       227.2          258.1       13.6%
%.........................................................        16.8%          17.1%        .3pt.

Earnings before interest and taxes........................        85.4          102.9       20.5%
%.........................................................         6.3%           6.8%        .5pt.

Interest expense..........................................        27.9           30.1        7.9%
Net income................................................   $    34.3      $    43.5       26.8%
                                                             =========      =========      =====
Diluted earnings per share................................   $    1.20      $    1.47       22.5%
                                                             ---------      ---------      -----
Diluted weighted average number of shares.................        28.8           29.7

                            VWR SCIENTIFIC PRODUCTS
                                  1999 BUDGET
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                  Q1 BUDGET    Q2 BUDGET    Q3 BUDGET    Q4 BUDGET
                                                  ---------    ---------    ---------    ---------
Net sales.......................................    358.0        380.7        402.1        366.2
Gross margin....................................     83.0         91.6         99.1         87.3
                                                     23.2%        24.1%        24.6%        23.8%

Total operating expenses........................     62.7         64.8         66.9         61.7
%...............................................     17.5%        17.0%        17.1%        16.9%

Earnings before interest and taxes..............     20.3         26.8         30.2         25.5
%...............................................      5.7%         7.0%         7.5%         7.0%

Interest expense................................      7.9          7.7          7.4          7.1
Net income......................................      $7.5       $11.4         $13.6         $11.0
                                                   ======       ======       ======       ======
Diluted earnings per share......................    $0.25         $0.38        $0.46         $0.37
                                                   ------       ------       ------       ------
Diluted weighted average number of shares.......     29.7         29.7         29.7         29.7

                            VWR SCIENTIFIC PRODUCTS
                           1999 BUDGET BALANCE SHEET
                                 (IN THOUSANDS)

                                                        Q1         Q2         Q3         Q4
                                                      -------    -------    -------    -------
ASSETS
Receivables.........................................  $230.50    $228.40    $240.90    $207.70
Day sales outstanding...............................       54         52         54         51
Inventories.........................................    146.7      157.4      158.3      145.7
FIFO inventory days.................................       48         49         47         47
Other...............................................       12       11.5         11         12
                                                      -------    -------    -------    -------
Total current.......................................  $ 389.2    $ 397.2    $ 410.2    $ 365.4

Net property........................................     89.9       90.1       89.9       88.5
Other...............................................    450.6      447.5      444.3      441.2
                                                      -------    -------    -------    -------
Total assets........................................  $ 929.7    $ 934.8    $ 944.3    $ 895.0
                                                      =======    =======    =======    =======
LIABILITIES
Checks outstanding..................................  $  10.0    $  10.0    $  10.0    $  10.0
Accounts payable....................................    134.4      141.3      148.2      133.3
                                                      -------    -------    -------    -------
Total current liabilities...........................  $ 144.4    $ 151.3    $ 158.2    $ 143.3

Bank debt...........................................    209.2      196.1      185.2      139.6
Subordinated debt...................................      154        154        154        154

Shareholders' equity................................      397      408.4        422      433.1
                                                      -------    -------    -------    -------
Total liabilities and shareholders' equity..........  $ 929.7    $ 934.8    $ 944.3    $ 895.0

     The foregoing information was prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the guidelines established by the American Institute of Certified Public Accountants and are included in this Offer to Purchase only because they were furnished to Merck KGaA and Parent. The foregoing information is "forward-looking" and inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, including industry performance, general business and economic conditions, changing competition, adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters and other matters. It is not possible to predict whether the assumptions made in preparing the foregoing information will be accurate, and actual results may be materially higher or lower than those described above. The inclusion of this information should not be regarded as an indication that Parent, Purchaser, Merck KGaA, the Company or anyone who received this information considered it a reliable predictor of future events, and this information should not be relied upon as such. None of Parent, Purchaser, Merck KGaA or the Company assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections and the Company has made no representations to Parent, Purchaser or Merck KGaA regarding the financial information described above. None of the Company, Parent, Purchaser, Merck KGaA or any other party intends publicly to update or otherwise publicly revise the projections even if experience or future changes make it clear that the projections will not be realized.

     Public Offering. Pursuant to a prospectus dated November 18, 1997, the Company made an underwritten public offering of 3,025,000 shares of Common Stock at an offering price of $22.75 per share, resulting in aggregate proceeds to the Company of $65,037,500.

     Available Information. The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the

Company is required to be disclosed in such reports and proxy statements and distributed to the shareholders of the Company and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Such reports, proxy statements and other information may also be obtained at the Web site that the Commission maintains at http://www.sec.gov. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such material should also be available for inspection at the library of the Nasdaq National Market System, 1735 K Street, N.W., Washington, D.C. 20006.

     9. CERTAIN INFORMATION CONCERNING PURCHASER, PARENT, MERCK KGAA AND CERTAIN RELATED PARTIES. General. Purchaser, a Pennsylvania corporation and a wholly owned subsidiary of Parent, was organized on June 8, 1999 in connection with the transactions contemplated by the Merger Agreement, including the Offer, and has not carried on any unrelated activities since its organization. The principal offices of Purchaser are located at 7 Skyline Drive, Hawthorne, NY 10532. The telephone number for Purchaser at such office is (914) 592-4660.

     Parent, a New York corporation, has its principal offices at 7 Skyline Drive, Hawthorne, NY 10532. The telephone number for Parent at such offices is
(914) 592-4660. Parent is a holding company for Shares of the Company.

     Parent is wholly owned by EM Industries, which has its principal offices at 7 Skyline Drive, Hawthorne, NY 10532, and is 39.8% owned by Merck KGaA and 60.2% owned by Merck AG, a corporation organized under the laws of Switzerland ("Merck AG"), which is a holding company and the address of its principal offices is Gotthard StraSSe 20, CH-4660 Zug, Switzerland. Merck AG is substantially wholly owned (approximately 99.9%) by Merck KGaA. Merck KGaA is engaged in the pharmaceutical, laboratory supplies and chemicals business. The address of Merck KGaA's principal offices is Frankfurter StraSSe 250, D-64293 Darmstadt, Germany.

     Merck KGaA is controlled by E. Merck, which holds a 74% interest in Merck KGaA. The remaining 26% interest in Merck KGaA is held by public shareholders.
E. Merck is a German general partnership (offene Handelsgesellschaft), with eight general partners (offene Gesellschafter) and approximately 100 silent partners (stille Gesellschafter). The general partners of E. Merck constitute seven of the eight members of the Executive Board of E. Merck. The Executive Board is responsible for the management of, and controls all business decisions for, E. Merck. Approval of a nine-member Partners Council of E. Merck is required for major transactions over a certain monetary amount. No general partner or silent partner of E. Merck holds 5% or more of the equity interests in E. Merck.

     The name, citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment during the last five years of each of the directors and executive officers of Purchaser, Parent and Merck KGaA, and of the general partners and members of the Executive Board of E. Merck and certain other information are set forth in Schedule I hereto.

     Summary Financial Information -- Parent. Parent is not subject to the informational reporting requirements of the Exchange Act and as such, is not required to file reports, proxy statements or other information with the Commission. Set forth below is a summary of certain consolidated financial data with respect to Parent taken or derived from Parent's audited financial statements for the years ended December 31, 1998, December 31, 1997 and December 31, 1996. Such statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"), except in the case of unaudited financial statements for normal recurring year-end adjustments.

                         EM LABORATORIES, INCORPORATED

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                      FISCAL YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1998        1997        1996
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
INCOME STATEMENT DATA
  Sales............................................  $      0    $      0    $      0
  Operating income.................................    11,452       7,988       1,622
  Net income.......................................    11,452       7,988       1,622
BALANCE SHEET DATA
  Working capital..................................        11          45          83
  Total assets.....................................   180,375     167,046     116,747
  Total indebtedness...............................         0           0           0
  Shareholders' equity.............................   180,375     167,046     116,747

     Summary Financial Information -- Merck KGaA. Merck KGaA is not subject to the informational reporting requirements of the Exchange Act and, therefore, is not required to file reports, proxy statements or other information with the Commission. Set forth below is a summary of certain consolidated financial data with respect to Merck KGaA taken or derived from Merck KGaA's audited financial statements for the years ended December 31, 1998, December 31, 1997 and December 31, 1996.

     The financial information set forth below was prepared in accordance with uniform accounting policies using the International Accounting Standards Committee's published standards ("IAS"), which differ in certain respects from US GAAP. Such differences between IAS and US GAAP relate to, among other things, translation, recognition and measurement criteria. However, Parent believes that such differences are not material to a decision by a shareholder of the Company whether to sell, transfer or hold any Shares, since such differences would not affect the ability of Merck KGaA to provide the necessary funds to Parent and/or Purchaser to pay for the Shares to be acquired pursuant to the Offer and the Merger. See Section 10.

     The consolidated financial statements of Merck KGaA are published in Deutsche Marks ("DM").

                         MERCK KGaA, DARMSTADT, GERMANY

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                       FISCAL YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------
                                                  1998(1)     1998       1997       1996
                                                  -------    -------    -------    -------
                                                       (IN MILLIONS, EXCEPT AS NOTED)
INCOME STATEMENT DATA
  Sales.........................................  $4,364     DM8,115    DM7,974    DM6,953
  Operating income..............................   0.588       1,093      1,354        878
  Net income (after minority interests).........     336         625        731        878
BALANCE SHEET DATA
  Working capital(2)............................  $  519       DM965    DM2,311    DM1,034
  Total assets..................................   5,856      10,889     11,276      9,056
  Total indebtedness............................   2,064       3,837      4,326      2,922
  Shareholders' equity..........................   1,802       3,350      3,445      2,883

---------------
(1) Deutsche Marks have been translated into millions of U.S. Dollars solely for the convenience of the reader on the basis of the Noon Buying Rate (as defined below) on June 11, 1999.

(2) Less pension reserves.

     The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Deutsche Marks into U.S. Dollars based upon the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York City (the "Noon Buying Rate").

                                                                     AVERAGE
                                                       PERIOD END    RATE(1)     HIGH      LOW
                                                       ----------    -------    ------    ------
1996.................................................    1.5387      1.5070     1.5387    1.4703
1997.................................................    1.7991      1.7394     1.8379    1.6362
1998.................................................    1.6730      1.7592     1.8562    1.5870
1999 (through May 31)................................    1.8695      1.7797     1.8806    1.6353

---------------
(1) The average of the Noon Buying Rates on the last day of each month during the period. The Noon Buying Rate on June 11, 1999 was U.S.$1.00=DM1.8594.

     Except as described in this Offer to Purchase, as of the date hereof, none of Purchaser, Parent, Merck KGaA or their affiliates nor, to the knowledge of Purchaser, Parent or Merck KGaA, any of the persons listed on Schedule I hereto, or any associate or majority owned subsidiary of Purchaser, Parent, Merck KGaA or their affiliates or any of the persons so listed, beneficially owns or has a right to acquire directly or indirectly any Shares, and none of Purchaser, Parent, Merck KGaA or their affiliates nor, to the knowledge of Purchaser, Parent or Merck KGaA, any of the persons or entities referred to above, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the past 60 days.

     Except as described in this Offer to Purchase, since January 1, 1997, there have been no contacts, negotiations or transactions between Purchaser, Parent, Merck KGaA or their affiliates or, to the knowledge of Purchaser, Parent or Merck KGaA, any of the persons listed in Schedule I hereto, or any subsidiary of such persons, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets that would require reporting under the rules of the Commission. Except as otherwise set forth in this Offer to Purchase, none of Purchaser, Parent, Merck KGaA or their affiliates or, to the best knowledge of Purchaser, Parent or Merck KGaA, any of the persons listed in Schedule I hereto, or any subsidiary of such persons, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company.

     In considering the recommendations of the Unaffiliated Directors and the Special Committee with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, shareholders should be aware that certain officers and directors of Parent, Purchaser and the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest.

     Pursuant to the Standstill Agreement, the Company is required annually to cause representatives of Parent and its affiliates to be nominated for election to the Company's Board of Directors, rounded down to the next whole number, which is commensurate with the proportion of Shares owned by Parent and its affiliates. Parent and its affiliates are also entitled to be represented on any committee of the Company's Board of Directors. Five members of the current Board of Directors, which consists of eleven directors, are representatives of Parent and its affiliates. See also Schedule I, Directors and Executive Officers of Purchaser, Parent and Merck KGaA; General Partners and Members of the Executive Board of E. Merck.

     Shareholders also should be aware that Parent and Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of the current beneficial ownership by Parent and its affiliates of approximately 49.89% of the Shares and its officers and its affiliates' officers constituting five of the Company's eleven directors, Parent may be deemed to control the Company. (See, however, the description of the Standstill Agreement in Section 11.)

     Messrs. Jerrold B. Harris, N. Stewart Rogers and Donald P. Nielsen constitute the Special Committee.

     The Special Committee and the Unaffiliated Directors of Directors were aware of these actual and potential conflicts of interest and considered them along with the other matters described in Section 6 of this Offer to Purchase.

     The following table sets forth certain information, as of January 31, 1999, regarding the ownership of Shares by each person known by the Company to be the beneficial owner of more than 5% of the issued and outstanding Shares, and any director or executive officer of the Company, Parent or Purchaser who is the beneficial owner of Shares or Options issued by the Company:

                              OWNERSHIP OF SHARES

                                                            AMOUNT AND NATURE OF
                                                           BENEFICIAL OWNERSHIP(1)       PERCENT OF
                                                               OF SHARES AS OF          CLASS AS OF
BENEFICIAL OWNER                                              JANUARY 31, 1999        JANUARY 31, 1999
----------------                                           -----------------------    ----------------
DIRECTORS
  James W. Bernard.......................................           90,718(2)                  *
  Richard E. Engebrecht..................................              95,640                  *
  Jerrold B. Harris......................................          393,784(5)               1.35%
  Wolfgang Honn..........................................               --(3)                 --
  Dieter Janssen.........................................               --(3)                 --
  Stephen J. Kunst, Esq..................................               --(3)                 --
  Edward A. McGrath, Jr. ................................               6,078                  *
  Donald P. Nielsen......................................              23,158                  *
  N. Stewart Rogers......................................          336,031(4)               1.16%
  Dr. Harald J. Schroder.................................               --(3)                 --
  Walter W. Zywottek.....................................               --(3)                 --
CERTAIN EXECUTIVE OFFICERS
  David S. Barth.........................................           43,211(8)                  *
  David M. Bronson.......................................           51,657(7)                  *
  Hal G. Nichter.........................................           47,423(9)                  *
  Paul J. Nowak..........................................           77,367(6)                  *
DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (17
  PERSONS)...............................................       1,228,136(10)               4.18%
CERTAIN BENEFICIAL OWNERS
  Parent and its affiliates..............................      15,538,784(11)              49.89%
  FMR Corp. .............................................       1,990,100(12)               6.87%

---------------
  *  Less than one percent.

 (1) Except as otherwise indicated, beneficial ownership represents sole voting and sole investment power with respect to $1.00 par value common stock, the Company's only outstanding class of stock.

 (2) Mr. Bernard disclaims any beneficial interest in 40,500 shares (included in the amounts shown in the above table) owned by his spouse.

 (3) Excludes shares owned by Parent and its affiliates, as to which the named director disclaims beneficial ownership.

 (4) Mr. N. Stewart Rogers is a trustee of a trust for grandchildren which holds 4,000 shares (included in the amounts shown in the above table).

 (5) Includes 150,000 shares which Mr. Harris had the right to acquire within 60 days of January 31, 1999 through the exercise of options. Also includes 23,760 shares held under the Company's benefit plans and 23,411 shares of restricted stock for which beneficial ownership is based upon sole voting power.

 (6) Includes 68,000 shares which Mr. Nowak had the right to acquire within 60 days of January 31, 1999 through the exercise of options. Also includes 8,539 shares held under the Company's benefit plans for which beneficial ownership is based upon sole voting power.

 (7) Includes 47,000 shares which Mr. Bronson had the right to acquire within 60 days of January 31, 1999 through the exercise of options. Also includes 4,157 shares Mr. Bronson held under the Company's benefit plans for which beneficial ownership is based upon sole voting power.

 (8) Includes 40,000 shares which Mr. Barth had the right to acquire within 60 days of January 31, 1999 through the exercise of options. Also includes 2,261 shares Mr. Barth held under the Company's benefit plans for which beneficial ownership is based upon sole voting power.

 (9) Includes 37,000 shares which Mr. Nichter had the right to acquire within 60 days of January 31, 1999 through the exercise of options. Also includes 8,693 shares held under the Company's benefit plans for which beneficial ownership is based upon sole voting power.

(10) Includes 402,000 shares which certain executive officers had the right to acquire within 60 days of January 31, 1999 through the exercise of options. Members of the group shared voting and/or investment power with other persons as to 4,000 of such shares.

(11) Includes shares held by Parent and its affiliates. Includes 1,089,380 shares that Parent and its affiliates have the right, pursuant to the Standstill Agreement, to acquire in the event employee stock options are exercised to maintain a 49.89% interest in the event the Company issues additional shares.

(12) As of December 31, 1998, as per the Schedule 13G filed by such beneficial owner with the Commission, includes 1,251,200 shares which the beneficial owner has sole investment power but does not have the sole or shared voting power.

     No director or officer of Merck KGaA, Parent or Purchaser or their affiliates beneficially owns any Shares.

     The Company has a strategic relationship with Merck KGaA, which has been a supplier of chemicals and other products to the Company for over 15 years. In the ordinary course of business, the Company purchases products from affiliates of Merck KGaA, and Merck KGaA is currently the Company's second largest supplier of chemicals. Such purchases represent less than 5% of total purchases by the Company.

     10. SOURCE AND AMOUNT OF FUNDS. If all the outstanding Shares and shares issuable under Company stock option plans not owned by Parent or Purchaser were tendered in response to the Offer, Purchaser would be required to pay a total of approximately $637,761,830 to purchase the tendered Shares and pay the fees and other expenses related to the Offer.

     Purchaser plans to obtain all funds necessary for the consummation of the Offer and the Merger through a capital contribution or a loan or combination thereof from Parent, Merck KGaA or another affiliate of Merck KGaA. Any funds obtained by Parent or Purchaser through loans from Merck KGaA or one of its affiliates would be repaid with internally generated funds (including, if the Merger is consummated, those of the Company) and from other sources which may include the proceeds of future refinancings. The plans for repayment of any such borrowings will be based on Parent's and Merck KGaA's review from time to time of the advisability of particular actions, as well as prevailing interest rates, financial and other economic conditions and such other factors as Parent and Merck KGaA may deem appropriate. Any funds provided to Parent or Purchaser by Merck KGaA or any of its affiliates in connection with the Offer and the Merger will be obtained from the working capital of Merck KGaA or such affiliate.

     While the foregoing represents the current intention of Merck KGaA, Parent and Purchaser with respect to the financial arrangements for the funds necessary to consummate the Offer and the Merger, such financial arrangements may change depending upon such factors as Merck KGaA, Parent and Purchaser may deem appropriate.

     11. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. On February 27, 1995, EM Industries and the Company entered into (i) a Common Share and Warrant Purchase Agreement pursuant to which EM Industries agreed to purchase at a purchase price of $11.00 per share 1,818,181 authorized but previously unissued Shares, together with a warrant (the "Warrant") entitling EM Industries to purchase 967,051 additional Shares, also at a purchase price of $11.00 per share and (ii) a Standstill Agreement dated February 27, 1995.

     Pursuant to the Standstill Agreement, the Company is required annually to cause representatives of Parent and its affiliates to be nominated for election to the Company's Board of Directors so as to provide Parent and its affiliates with board representation, rounded down to the next whole number, that is commensurate with the proportion of Shares owned by Parent and its affiliates. Parent and its affiliates are also entitled to be represented on any committee of the Company's Board of Directors. Five members of the current Board of Directors of the Company, which consists of eleven directors, are Affiliated Directors. See also Schedule I to this Offer to Purchase.

     Also, pursuant to the Standstill Agreement, EM Industries and its affiliates were (except for permitted purchases to maintain their permitted proportional interest and, except for tender offer provisions later modified by amendment) prohibited from acquiring any additional Shares without the consent of the Unaffiliated Directors.

     As permitted by the Standstill Agreement, and pursuant to an Assignment and Assumption Agreement, dated April 13, 1995, EM Industries assigned its rights under the Common Share and Warrant Purchase Agreement to Parent. On April 13, 1995, Parent acquired such 1,818,181 Shares and the Warrant. The purchased Shares, together with the Shares acquirable upon exercise of the Warrant, constituted approximately 20.1% of the then issued and outstanding Shares.

     On May 24, 1995, EM Industries and the Company entered into a Common Share and Debenture Purchase Agreement pursuant to which the Company agreed to issue and sell to EM Industries an additional 6,832,797 Shares at a purchase price of $12.44 per share and a subordinated debenture in the principal amount of $135,000,000 (the "Debenture"). EM Industries also agreed to exercise the Warrant in full. As permitted by the Standstill Agreement, on June 16, 1995 EM Industries assigned its rights under the Common Share and Debenture Purchase Agreement to Parent pursuant to an Assignment and Assumption Agreement. The closing under the Common Share and Debenture Purchase Agreement occurred on September 15, 1995, at which time Parent's ownership of Shares increased to an aggregate 9,617,993 Shares, representing approximately 46.1% of the then issued and outstanding Shares. Also as permitted by the Standstill Agreement, Parent transferred the Debenture to Merck KGaA pursuant to an Assignment and Assumption Agreement, dated September 18, 1995. During the first year of the Debenture, which was transferred to an affiliate of Merck KGaA and Parent, interest on the principal amount thereof was paid in the form of the aggregate number of Shares equivalent to the dollar value of the interest due and payable on each interest payment date, at an issue price deemed to be $12.44 per share (the "Debenture Shares") until such time as the Company issued the aggregate number of Debenture Shares needed to increase the total number of Shares held by Parent and its affiliates to 49.89% of the total issued and outstanding Shares on such date.

     The Standstill Agreement was amended on September 15, 1995 to grant to Parent and its affiliates (i) the right to maintain a 49.89% interest in the Company and (ii) the right to acquire additional Shares by means of a tender offer commenced on or after April 13, 1999, subject to certain conditions. The Standstill Agreement provides that Parent and its affiliates shall not commence such tender offer unless acceptance of such offer shall have been recommended to the Company's shareholders by a majority vote of the Unaffiliated Directors, and the acquisition of the tendered Shares may not close unless all of the following requirements have been satisfied: (A) such tender offer shall have been made to all holders of Shares; (B) the purchaser shall offer to purchase for cash all Shares tendered; and (C) such offer shall have been accepted by shareholders owning not less than a majority of the outstanding Shares. With respect to calculating whether a tender offer has been accepted by shareholders owning a majority of the outstanding Shares, Shares beneficially owned by Parent and its affiliates shall be excluded from the outstanding Shares. Upon completion of such a tender offer, the Standstill Agreement expires in accordance with its terms.

     In conjunction with the Company's public offering in 1997, Parent and an affiliate purchased 3,011,719 Shares, for an aggregate cash purchase price of approximately $68.5 million, in order to maintain the 49.89% beneficial ownership of Parent and its affiliate. In addition, Parent and its affiliate purchased 52,163 Shares in 1997 in order to maintain the 49.89% beneficial ownership of Parent and its affiliate as a result of the Company's issuance of Shares under its stock incentive plans at prices ranging from $7.79 to $13.25. In 1998, Parent and an affiliate purchased 239,599 Shares in order to maintain the 49.89% beneficial ownership of Parent and an affiliate as a result of the Company's issuance of Shares under its stock incentive plans at prices ranging from $7.79 to $18.75.

     As the result of the transactions described above and in accordance with the terms of the Standstill Agreement, on the date of this Offer to Purchase, Parent, together with its affiliates, is the beneficial owner of 15,538,784 Shares, representing 49.89% of the issued and outstanding Shares.

     On September 18, 1998, the Company's Board of Directors designated a group consisting of both Affiliated Directors and Unaffiliated Directors (the "Working Group") to study various means by which the Company could expand its business and better serve its major global customers. The Company's designees on the Working Group were Jerrold B. Harris, Donald P. Nielsen and N. Stewart Rogers; the Merck KGaA and Parent's designees were Wolfgang Honn, Dr. Harald J. Schroder and Walter W. Zywottek.

     At a meeting of the Working Group held on February 17, 1999, the Parent's designees on the Working Group advised the Company's designees that Merck KGaA and Parent were considering the possibility of formulating a plan or proposal that could result in the acquisition, in accordance with the terms of the Standstill Agreement, of the Shares that were not already owned by affiliates of Merck KGaA, and that Lehman Brothers Inc. ("Lehman Brothers") had been retained to advise Merck KGaA and Parent in that regard. The Parent's designees advised that it had been determined not to formulate such a plan or proposal unless and until Parent had sufficient information to enable it to conclude that there would be a reasonable prospect that any such plan or proposal would be acceptable to Unaffiliated Directors and could be carried out in accordance with the terms of the Standstill Agreement. The Parent's designees further advised that there was no assurance that such a plan or proposal would be formalized and presented to the Company. The Company's designees inquired as to whether Merck KGaA and Parent were also considering the possibility of formulating a plan or proposal for the sale to the Company of the Shares held by Parent and its affiliates. The Special Committee was advised by the Affiliated Director Members of the Working Group that no active consideration was being given to that possibility.

     At a meeting of the Company's Board of Directors held on February 18, 1999, the Working Group informed the Company's Board of Directors of the substance of the discussions among the members of the Working Group that had taken place the previous day. At that meeting, the Company's Board of Directors appointed the Company's designees on the Working Group to serve as a special committee of the Board of Directors of the Company (the "Special Committee") to conduct any discussions that might occur regarding the matters discussed within the Working Group on February 17, 1999 and to receive and evaluate any plan or proposal that Merck KGaA and Parent might formulate and present. In March 1999, the Company retained BT Alex. Brown and Warburg Dillon Read as financial advisors to render advice and assistance to the Special Committee with respect to the discussions and analysis that would be required in connection with Parent's possible formulation of such a plan or proposal. The Company's Board of Directors also authorized Mr. Harris to participate in preliminary due diligence discussions with Lehman Brothers.

     On March 29, 1999, the Affiliated Director members of the Working Group and Merck KGaA's and Parent's legal and financial advisors met with the members of the Special Committee and their legal and financial advisors to discuss preliminarily the results of Merck KGaA's and Parent's deliberations. At that meeting, the members of the Special Committee again inquired as to whether Merck KGaA and Parent were also considering the possibility of formulating a plan or proposal for the sale to the Company of the Merck KGaA Shares. The Special Committee was again advised by the Affiliated Director members of the Working Group that no active consideration was being given to that possibility.

     During April 1999, Merck KGaA and Parent, in consultation with their financial and legal advisors, continued their exploratory work with respect to determining whether it would be feasible or appropriate to formulate such a plan or proposal for the acquisition of the Shares. To facilitate that process, a general discussion was held on April 16, 1999 among Mr. Harris, the Affiliated Director members of the Working Group and other representatives of Merck KGaA and its affiliates. Thereafter, several telephone conferences were held among the legal and financial advisors of the Special Committee, Merck KGaA and Parent. Another discussion was held between the Affiliated and Unaffiliated Directors at a Board Meeting held on April 29, 1999. The Affiliated Director members of the Working Group advised that preliminary work was continuing and that no proposal had been formulated. A telephone conference between members of the Special Committee and the Affiliated Director members of the Working Group was held on May 25, 1999 and a meeting was conducted by those parties on June 1, 1999, again for the purpose of continuing the exploratory work and preliminary considerations of Merck KGaA and its Affiliates, including further tentative discussions concerning price and form of consideration.

     On June 8, 1999, representatives of Parent, after completing additional due diligence work, and in light of extensive discussions between the Special Committee and the Affiliated Director members of the Working Group, formulated a proposal in which the Merger and Offer were contemplated, and thereafter on that date presented such proposal to a representative of the Special Committee during a telephone conference.

     Also, on June 8, 1999, the Board of Directors of Parent and Purchaser unanimously approved the Merger Agreement, the Shareholder Agreement and the transactions contemplated thereby, including the Offer and the Merger.

     At a special meeting of the Company's Board of Directors (at which only the Unaffiliated Directors (constituting a quorum) were present) and Special Committee held on June 8, 1999, the Company's legal counsel reviewed with the Unaffiliated Directors and Special Committee the progress of discussions, the material terms of the proposed Merger Agreement and the Unaffiliated Directors' and Special Committee's fiduciary obligations in connection with the proposed Offer and Merger. BT Alex. Brown and Warburg Dillon Read then reviewed their respective financial analyses and rendered separate opinions to the Company's Board of Directors and Special Committee as to the fairness, from a financial point of view, to the holders of Shares (other than Merck KGaA and its affiliates) of the $37.00 per Share cash consideration to be received in the Offer and the Merger by such holders. After considering, among other things, the presentations of management and the Company's legal and financial advisors, the Merger Agreement and the Shareholder Agreement, the Unaffiliated Directors, by unanimous vote, approved the Offer, the Merger Agreement, the Shareholder Agreement and the Merger and recommended that the Company's shareholders accept the Offer and approve and adopt the Merger Agreement and the Merger.

     On June 8, 1999, Purchaser, Parent and the Company executed the Merger Agreement under which Purchaser agreed to seek tenders of any and all outstanding Shares for $37.00 per Share, and to pay the same amount per Share in the Merger to shareholders other than Purchaser, Parent and their affiliates. The Shareholder Agreement was also signed on June 8, 1999 and the parties made a public announcement of the transaction on the evening of June 8, 1999, New York time, and early on the morning of June 9, 1999, German time.

  12.  PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE
COMPANY. Purpose. The purpose of the Offer is to enable Parent pursuant to the terms of the Standstill Agreement to acquire control of, and the entire equity interest in, the Company. Following the Offer, Parent and Purchaser intend to acquire any remaining equity interests in the Company not acquired in the Offer by consummating the Merger. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent. Accordingly, the Shares will cease to be publicly traded and will no longer be quoted on the Nasdaq National Market.

     Plans for the Company. It is expected that, initially following the Merger, the business and operations of the Company will continue without substantial change. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such further actions as it deems appropriate under the circumstances then existing. Such actions could include changes in the Company's business, corporate structures, articles of incorporation, by-laws, capitalization, Board of Directors, management or dividend policy, although, except as disclosed in this Offer to Purchase, Parent has no current plans with respect to any of such matters.

     The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer (but subject to the satisfaction of the Minimum Condition), Purchaser shall be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the next highest whole number, on the Company's Board of Directors, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as will make the percentage of the Company's directors designated by Purchaser equal to the aggregate voting power of the Shares held by Parent or any of its subsidiaries. See Section 15. The Merger Agreement also provides that the directors of Purchaser at the Effective Time of the Merger will, from and after the Effective Time, be the initial directors of the Company after the Merger.

     Upon consummation of the Merger, Parent may amend and restate the Company's Articles of Incorporation and By-laws to amend or delete provisions that will no longer be appropriate for a privately-held company.

     Except as described in this Offer to Purchase, none of Purchaser, Parent, Merck KGaA or their affiliates nor, to the best knowledge of Purchaser, Parent or Merck KGaA, any of the persons listed on Schedule I, has any present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries, any material change in the capitalization or dividend policy of the Company or its subsidiaries or any other material change in the corporate structure, businesses, or the composition of the Company's Board of Directors or management of the Company or any of its subsidiaries.

     13. CERTAIN EFFECTS OF THE TRANSACTION. Market for Shares. The purchase of Shares in response to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers Inc. ("NASD") for continued inclusion in the Nasdaq National Market (the top tier of the Nasdaq Stock Market), which require that an issuer have at least 750,000 publicly held shares, held by at least 400 holders of round lots, with a market value of at least $5,000,000 and have net tangible assets of at least $4,000,000. If the Shares were no longer eligible for inclusion in the Nasdaq National Market, they may nevertheless continue to be included in the Nasdaq SmallCap Market. However, if among other things, the number of holders of Shares were to fall below 300, the number of publicly held Shares were to fall below 500,000 or there were not at least two registered and active market makers for Shares, the NASD's rules provide that the Shares would no longer be "qualified" for Nasdaq Stock Market reporting, and the Nasdaq Stock Market would cease to provide any quotations. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of Shares ordinarily will not be considered as being publicly held for this purpose. The Company has informed Purchaser that, as of March 31, 1999, there were approximately 1500 holders of record and that, as of the close of business on such date, 28,962,527 Shares were issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASD for continued inclusion in the Nasdaq National Market or in any other tier of the Nasdaq Stock Market and the Shares are no longer included in the Nasdaq National Market or in any other tier of the Nasdaq Stock Market, as the case may be, the market for the Shares could be adversely affected.

     If the Shares no longer meet the requirements of the NASD for continued inclusion in any tier of the Nasdaq Stock Market, quotations might still be available from other sources. However, the extent of the public market for Shares and the availability of such quotations would depend upon the number of shareholders after the purchase of Shares tendered in response to the Offer, whether securities firms are interested in maintaining a market in the Shares, the possible termination of registration under the Exchange Act as described below and other factors.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(d) of the Exchange Act in connection with shareholders' meetings and the related requirements of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. In addition, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act may be impaired or eliminated. If registration of the Shares under the

Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for Nasdaq reporting.

     Parent intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for such termination are met. If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

     Margin Stock. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above with respect to listing and market quotations, it is possible that, following the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

     14. CONDITIONS OF THE OFFER. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer (whether or not any Shares have been previously purchased or paid for pursuant to the Offer) (A) unless the following conditions shall have been satisfied: (i) there shall be validly tendered and not withdrawn prior to the expiration of the Offer a number Shares which represents a majority of the total number of outstanding Shares of the Company, excluding any Shares held by Parent, Purchaser or any affiliate thereof and (ii) any applicable waiting period under the HSR Act or any similar applicable foreign law, including but not limited to the requirement of the German federal antitrust supervisory authority (Bundeskartelamt), shall have expired or been terminated prior to the expiration of the Offer and the required approval of any governmental entity for the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement shall have been obtained or (B) if at any time after the date of the Merger Agreement and before the time of payment for any such Shares (whether or not any Shares have previously been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur and be continuing:

          (a) there shall be threatened or pending by any governmental entity any suit, action or proceeding (i) challenging the acquisition by Parent or Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreement or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreement, (iii) seeking to impose limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any respect any portion of the business or operations of the Company or its subsidiaries or (v) which otherwise is reasonably likely to have a materially adverse effect on the business, properties, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole;

          (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any governmental entity any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through
     (v) of paragraph (a) above;

          (c) the Unaffiliated Directors, or any committee designated thereby, shall have withdrawn, or modified or changed (including by amendment of the Schedule 14D-9) their recommendation of the Offer, the Merger or the Merger Agreement or approved or recommended a Takeover Proposal, or shall have resolved to do so, which, in the judgment of Parent with respect to each and every matter referred to above and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger;

          (d) it shall have been publicly disclosed or Parent or Sub shall have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 under the Exchange Act) of more than 20% of the Shares through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% of the Shares;

          (e) any of the representations and warranties of the Company set forth in the Merger Agreement (without giving effect to the materiality limitations contained therein) shall not be true and correct in any respect as though made on and as of such date (except for representations and warranties made as of a specified date which shall not be true and correct as of the specified date), except for any breach or breaches which, in the aggregate, would not have a materially adverse effect on the Company;

          (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (g) there shall have occurred any event that, individually or when considered together with any other matter, has had or is reasonably likely in the future to have a materially adverse effect on the Company;

          (h) there shall have occurred (i) any general suspension of, or limitation on prices (other than suspensions or limitations triggered by price fluctuations on a trading day) for, trading in securities on any national securities exchange or the over-the-counter market in the United States of America in the Federal Republic of Germany, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States of America or in the Federal Republic of Germany, (iii) any material limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on the extension of credit by banks or other lending institutions,
     (iv) a commencement of a war or armed hostilities or other national calamity directly involving the United States of America or the Federal Republic of Germany and Parent shall have determined that there is a reasonable likelihood that such event may be of materially adverse significance to it or to the Company, or (v) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof; or

          (i) (i) any applicable waiting period under Section 721 of Title VII of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 and Section 837 of the National Defense Authority Act for Fiscal Year 1993 (the "Exon-Florio Provisions") shall not have expired, (ii) the Committee on Foreign Investment in the United States ("CFIUS") shall have initiated an investigation of the transactions contemplated under this Agreement, or
     (iii) if CFIUS initiates an investigation, the applicable waiting period under the Exon-Florio Provisions relating to such investigation shall have expired, or such investigation shall have been completed and the President shall have announced a decision to take action pursuant to the Exon-Florio Provisions before the expiration of the period ending on the 15th day (or if such day is not a business day, the next business day) following the completion of such investigation, which has a substantial likelihood of resulting, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above or such 15 day waiting period shall not have expired; or

          (j) the Merger Agreement shall have been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and, other than the Minimum Condition, may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     15. THE MERGER. The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and a copy or form of which has been filed with the Commission as an exhibit to the Schedule 14D-1 (the "Schedule 14D-1"). Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Merger Agreement.

     The Merger Agreement provides that upon the terms and subject to the conditions thereof, and in accordance with the PBCL, Purchaser shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Purchaser shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of Purchaser and the Company in accordance with the PBCL.

     The Offer. The Merger Agreement provides that, so long as the Merger Agreement has not been terminated pursuant to its terms, and subject to the terms of the Merger Agreement, as promptly as practicable but in no event later than five business days after the date of the public announcement by Parent and the Company of the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, commence the Offer. In the Merger Agreement, Parent and Purchaser agree that Purchaser will not terminate the Offer between scheduled expiration dates (except in the event that the Merger Agreement is terminated) and that, in the event that Purchaser would otherwise be entitled to terminate the Offer at any scheduled expiration date due to the failure of one or more of the Offer Conditions, unless the Merger Agreement has been terminated, Purchaser will, and Parent will cause Purchaser to, extend the Offer until such date as the Offer Conditions have been satisfied or such later date as required by applicable law; provided, however, that Purchaser is not required to extend the Offer beyond the Outside Date. Purchaser may, at any time, transfer or assign to one or more corporations directly or indirectly wholly-owned by Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment.

     Recommendation. In the Merger Agreement, the Company represents and warrants that the Company's Board of Directors, at a meeting duly called and held, duly adopted (by unanimous vote, with the Affiliated Directors not participating) resolutions approving the Offer, the Merger Agreement, the Merger and the Shareholder Agreement, determining that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders (other than Parent and its affiliates) and recommending that the Company's shareholders accept the Offer and approve and adopt the Merger Agreement and the Merger. Counsel to the Company has advised that the only vote of holders of any class or series of the Company's capital stock required to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, is the affirmative vote of a majority of the votes cast by all holders of the Shares present in person or proxy at a duly-convened meeting of shareholders, and if Section 1924(b)(1)(ii) of the PBCL (concerning approval by shareholders of a plan of merger) is applicable to the Merger, no such vote shall be required. No other state takeover or control share statute or similar statute or regulation applies or purports to apply to the Offer, the Merger, the Shareholder Agreement or any of the transactions contemplated by the Merger Agreement or the Shareholder Agreement.

     The Merger Agreement provides that if any "fair price" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors will use all reasonable efforts to grant or obtain such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by the Merger Agreement.

     Each of the Unaffiliated Directors of the Company has indicated to the Company that he intends to tender and sell his Shares in response to the Offer, except that Unaffiliated Directors whose sales of their Shares in response to the Offer might result in liability under Section 16(b) of the Exchange Act intend that if they do not tender and sell their Shares in response to the Offer, they shall vote their Shares in favor of the Merger.

     Cancellation and Conversion. At the Effective Time (A) each Share that is not automatically cancelled as described in clause (B) of this paragraph or does not become the right to receive fair payment as described in clause (C) of this paragraph will become the right to receive $37.00 in cash, without interest or dividends, (B) each Share owned by Parent, Purchaser or any other affiliate of Parent, and each Share owned by the Company or any subsidiary of the Company, will be automatically cancelled and no consideration will be delivered in exchange for any such Shares, and (C) each Share held by a person who has not voted in favor of or consented to the Merger and complies in all respect with Sections 1930 and 1575 through 1580 of the PBCL shall become the right to receive payment of the fair value of such Shares in accordance with Sections 1930 and 1575 through 1580 of the PBCL. See discussion of dissenters' rights below in this Section 15.

     Stock of Purchaser. At the Effective Time, each share of common stock of Purchaser that is outstanding immediately before the Effective Time will be converted into and become one share of common stock of the Surviving Corporation. Therefore, the Parent, as the sole shareholder of Purchaser, will become the sole shareholder of the Company.

     Company Options and Warrants. Pursuant to the Merger Agreement, in connection with the consummation of the Offer, either (i) all outstanding options to purchase Shares under the Company's stock option plans (whether or not vested on the date of the Merger Agreement) will be cancelled and the holders of such options will be entitled upon the consummation of the Offer to receive from Purchaser cash in an amount equal to the excess, if any, of the Offer Price over the exercise price per share, or (ii) the Company will take all such steps as will be necessary to achieve substantially the same result as described above. Options otherwise unexercisable prior to the expiration of the Offer will be accelerated to enable the holders thereof to participate in the Offer.

     Articles, By-Laws, Directors and Officers. The Merger Agreement provides that the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The By-laws of the Company shall be amended as of the Effective Time to read in their entirety as the By-laws of Purchaser, as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein, by the Articles of Incorporation of the Surviving Corporation or by applicable law. The directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the next annual meeting of shareholders of the Surviving Corporation (or the earlier of their resignation or removal) and until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be.

     Shareholder Vote Required To Approve The Merger. If the approval of the Company's shareholders of the Merger Agreement and the Merger is required by law, the Merger Agreement requires that (A) Company shall, at Parent's request, as soon as practicable following the expiration of the Offer in accordance with the terms of the Merger Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the

"Shareholders Meeting") for the purpose of obtaining such approval and (B) the Company, through its Board of Directors (but subject to the right of the Unaffiliated Directors to withdraw or modify its approval or recommendation of the Offer, the Merger and the Agreement as set forth in the Merger Agreement), recommend to its shareholders that the shareholders approve the Merger.

     Under the PBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the then outstanding Shares, Purchaser's Board of Directors will be able to effect a "short-form merger." Pursuant to the Merger Agreement, Purchaser may extend the Offer under certain circumstances in the event that the number of Shares validly tendered and not withdrawn, when taken together with the Shares held by Parent and its affiliates, does not constitute at least 80% of the then issued and outstanding Shares. If Purchaser or any other Subsidiary of Parent acquires 80% or more of the then outstanding Shares, the parties have agreed, at the request of Parent, to take all necessary and appropriate actions to cause the Merger to become effective in accordance with Section 1924(b)(1)(ii) of the PBCL, as promptly as practicable after such acquisition without a meeting of the Shareholders of the Company, including, without limitation, adoption by the Board of Directors of Purchaser of a short-form plan of merger in accordance with the PBCL and consistent with the terms of the Merger. If Purchaser or any other Subsidiary of Parent does not acquire at least 80% of the then issued and outstanding Shares pursuant to the Offer or otherwise, a vote of the Company's shareholders will be required under the PBCL to effect the Merger and a significantly longer period of time will be required to effect the Merger.

     Interim Operations. The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the Effective Time or such time as Parent's and Purchaser's designees shall constitute a majority of the Company's Board of Directors, the Company will, and will cause each of its subsidiaries to, in all material respects, except as contemplated by the Merger Agreement, carry on its business in the ordinary course as previously conducted and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement, seek to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. In addition, except as otherwise contemplated by the Merger Agreement, during such period, the Company shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

          (a) amend or propose to amend its Articles of Incorporation or By-laws (or comparable governing instruments) or change the number of directors constituting the entire Board of Directors of the Company or the Board of Directors of any of the Company's subsidiaries;

          (b) authorize for issuance, issue, deliver, grant, sell, pledge, or otherwise dispose of or propose to issue, deliver, grant, sell, pledge or otherwise dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of the Company's subsidiaries including, but not limited to, stock appreciation rights, phantom stock, any securities convertible into or exchangeable for shares of stock of any class of the Company or any of its subsidiaries other than the issuance of Shares upon the exercise of stock options of the Company granted prior to the date of the Merger Agreement;

          (c) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock, securities or other property or any combination thereof) in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any shares of its capital stock or other securities;

          (d) (i) except in the ordinary course of business consistent with past practice, (1) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, continently or otherwise) for the obligations of any person or (2) make any loans, advances or capital contributions to, or investments in, any other person (other than to one of its subsidiaries); (ii) acquire the stock or the assets of, or merge or consolidate with, any other person; (iii) voluntarily incur any liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice; or (iv) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed of the Company and its subsidiaries other than sales of products in the ordinary course of business and in a manner consistent with past practice; (v) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than in the ordinary course of business consistent with past practice); (vi) enter into any contract or agreement, other than in the ordinary course of business consistent with past practice, or amend, alter or terminate any contract that is material to the Company; or (vii) authorize any capital expenditure except in compliance with procedures heretofore established by resolutions only adopted by the Board of Directors of the Company;

          (e) increase in any manner the compensation of any of its directors, officers or employees or (other than in the ordinary course of business consistent with past practice) enter into, establish, amend or terminate any benefit plan, employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of the Merger Agreement and disclosed to Parent prior to the execution of the Merger Agreement;

          (f) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

          (g) make any material tax election, settle or compromise any material federal, state, local or foreign tax liability, or waive any statute of limitations for any tax claim or assessment;

          (h) settle or compromise any material pending or threatened suit, action or claim;

          (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

          (j) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice and (ii) of liabilities required to be paid, discharged or satisfied pursuant to the terms of any contract in existence on the date hereof or entered into in accordance with the terms of the Merger Agreement;

          (k) permit any insurance policy naming the Company or any of its subsidiaries as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; or

          (l) take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described above or take or omit to take any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue and incorrect in any material respect as of the date when made if such action had then been taken or omitted, or would result in any of the Offer Conditions or the conditions set forth in the Merger Agreement not being satisfied.

     In the Merger Agreement, Parent agreed that for the one-year period following the consummation of the Offer, all persons who, as of the date of the Merger Agreement, were employees of the Company or any of its Subsidiaries and who are involuntarily terminated by the Company or the Surviving Corporation will be entitled to receive severance pay and benefits equal to the severance pay and benefits provided for in the Company's severance pay plan.

     No Solicitation. In the Merger Agreement the Company has agreed that it shall not, nor shall it permit any of its subsidiaries to, nor shall it permit any of its executive officers, directors, authorized representatives or authorized agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) except as expressly permitted as described in the immediately succeeding paragraph, participate in any discussions or negotiations regarding any Takeover Proposal. For purposes of the Merger Agreement, "Takeover Proposal" means (x) any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of any of the assets of the Company or its subsidiaries (other than the purchase of inventory or other assets in the ordinary course of business) or any of the Shares then outstanding, any tender offer or exchange offer for any of the Shares then outstanding, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement or (y) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the Offer and/or the Merger or which would reasonably be expected to dilute the benefits to Parent of the transactions contemplated by the Merger Agreement and the Shareholders Agreement.

     The Merger Agreement provides that neither the Unaffiliated Directors nor any committee designated thereby may withdraw or modify, or propose publicly to
(i) withdraw or modify, in a manner adverse to Parent, the approval or recommendation by Unaffiliated Directors or such committee of the Offer, the Merger or the Merger Agreement (or any transaction contemplated thereby); provided, that the Unaffiliated Directors may, (A) in response to any Takeover Proposal, suspend such recommendation for a period of up to 24 hours pending the analysis by the Unaffiliated Directors of such Takeover Proposal, which analysis may include to the extent necessary discussions with a person making such Takeover Proposal regarding same, or (B) at any time prior to the consummation of the Offer, modify or withdraw such recommendation, but only if the Unaffiliated Directors determine in good faith, based on a written opinion of Drinker Biddle & Reath LLP that it would be a breach of its fiduciary duties not to so modify or withdraw such recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal.

     The Merger Agreement provides that in the event of a withdrawal of the recommendation, Purchaser must terminate the Offer and any party may terminate the Merger Agreement.

     Indemnification; Exculpation and Insurance. The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the present or former directors, officers or employees of the Company as provided in the Company's Articles of Incorporation or By-laws or pursuant to agreements existing on the date of the Merger Agreement shall be assumed by the Surviving Corporation, and Parent shall cause the Surviving Corporation to honor such obligations in accordance with the terms thereof, without further action, as of the Effective Time, and such rights shall continue in full force and effort in accordance with their respective terms. Such rights, and the Surviving Corporation's and Parent's related obligations, shall apply in all respects to the present or former directors, officers and employees of each of the Company's subsidiaries as though such directors, officers and employees were entitled to indemnification rights pursuant to the Company's Articles of Incorporation or By-laws as in effect on the date of the Merger Agreement or pursuant to such agreements, as the case may be. In addition, from and after the Effective Time, directors and officers of the Company who become or remain directors or officers of Parent shall be entitled to the same indemnity rights and protections (including those provided by directors' and officers' liability insurance) as are afforded to other directors and officers of Parent.

     The Merger Agreement also provides that Parent shall, and shall cause the Surviving Corporation or one of its affiliates to, maintain in effect for six years after the Effective Time policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of the Company and the Company's subsidiaries on the date of the Merger Agreement (and having coverage and containing terms and conditions which in the aggregate are not less advantageous to the persons presently covered by such policies as insured) with respect to claims arising from any actual or alleged wrongful act or omission occurring at or prior to the Effective Time for which a claim has not been made against any director or officer of the Company or any director or officer of the Company subsidiaries prior to the Effective Time.

     Conditions to Consummation of the Merger. The Merger Agreement provides that the respective obligations of the Company, Parent and Purchaser to effect the Merger are subject to the satisfaction or waiver of the following conditions: (a) subject to the satisfaction, or waiver by Purchaser, of all of the Offer Conditions (it being understood that pursuant to the Merger Agreement Purchaser may not waive the Minimum Condition without the prior written consent of the Company), Purchaser shall have accepted for payment all Shares validly tendered in the Offer and not withdrawn, provided that neither Parent nor Purchaser may invoke this condition if Purchaser fails to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer; (b) if required by applicable law or the constituent documents of the Company, Parent or Purchaser, the Merger and Merger Agreement shall have been approved at or prior to the Effective Time by the requisite vote of the shareholders of the Company in accordance with the PBCL and the Company's Articles of Incorporation and By-laws; (c) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other governmental entity that temporarily, preliminarily or permanently prohibits or prevents the consummation of the Merger and that has not been vacated, dismissed or withdrawn prior to the Effective Time; and (d) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any similar foreign laws shall have been terminated or shall have expired and all consents necessary for the consummation of the Merger shall have been obtained.

     In addition, the obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver of the conditions (which may be waived in whole or in part by Parent) that the Company shall have performed in all material respects all obligations required to be performed by the Company under the Merger Agreement at or before the earlier of (x) such time as Parent's or Purchaser's designees constitute a majority of the Company's Board of Directors and (y) the Effective time; provided that no failure by the Company to have so performed any such obligation shall constitute a failure of satisfaction of the foregoing condition where the Company's failure of performance was caused by Parent.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, its organization, capitalization, public filings, conduct of business, compliance with laws, litigation, non-contravention, consents and approvals, opinions of financial advisors and environmental liabilities.

     Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the approval by the shareholders of the Company (if required by applicable law): (a) by the mutual written consent of Parent, Purchaser and the Company; (b) by either Parent or the Company: (i) if (x) as a result of the failure of any of the Offer Conditions the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or (y) Purchaser shall have, consistent with its obligations under the Merger Agreement, failed to pay for the Shares prior to the Outside Date; provided, however, that such right to terminate the Merger Agreement shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such Offer Condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party; or (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that Parent or the Company, as the case may be, may not terminate the Merger Agreement if it has not complied with its obligations under the Merger Agreement with respect to any such order, decree, ruling, or other action; (c) by either Parent or Purchaser if the Company shall have breached in any material respect any of its material covenants or other agreements contained in the Merger Agreement which breach or failure to perform is incapable of being cured or, the Company having been given reasonable written notice of such breach by Parent, has not been cured within one business day prior to the then scheduled Expiration Time; (d) by any of the Company, Parent or Purchaser if either Parent or

Purchaser is entitled to terminate the Offer because the Unaffiliated Directors, or any committee designated thereby, has withdrawn, modified or changed (including by amendment of the Schedule 14D-9) their recommendation of the Offer, the Merger or the Merger Agreement or approved or recommended a Takeover Proposal, or shall have resolved to do so; provided that the temporary suspension of the recommendation of the Company's Board of Directors referred to in the Merger Agreement shall not give rise to such right of termination; (e) by the Company, if Parent or Purchaser shall have breached in any material respect any of its material covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or, Parent having been given reasonable written notice of such breach by the Company, has not been cured within one business day prior to the then scheduled Expiration Date; or (f) by the Company, if the Offer has not been timely commenced in accordance with the Merger Agreement.

     Effect of Termination. If the Merger Agreement is terminated, neither the Company nor Purchaser will be required to complete the Merger. Termination of the Merger Agreement will not relieve any party thereto from any liability for any breach of the Merger Agreement that occurs before the Merger Agreement is terminated.

     Fees and Expenses. Under the Merger Agreement, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees, costs or expenses, whether or not the Offer or the Merger is consummated. However, if the Merger Agreement is terminated by Parent pursuant to paragraph (d) in the paragraph entitled "Termination" above, the Merger Agreement provides that the Company shall promptly pay Parent upon its request all reasonable out-of-pocket charges and expenses incurred by Parent or its affiliates in connection with the Merger Agreement and the transactions contemplated thereby, including without limitation reasonable and documented attorneys' and accountants' fees and disbursements and fees and expenses of Parent's financial advisor and any information agent and depositary retained in connection with the Offer and all printing and mailing fees and expenses, in an amount not to exceed $8,000,000.

     Board of Directors. The Merger Agreement provides that promptly after such time as Purchaser purchases Shares pursuant to the Offer (but subject to the satisfaction of the Minimum Condition), Purchaser shall be entitled, to the fullest extent permitted by law, to designate at its option up to that number of directors, rounded to the next highest whole number, of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by Purchaser equal to the aggregate voting power of the Shares held by Parent or any of its Subsidiaries; provided, however, that in the event that Purchaser's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors shall have (i) at least three Unaffiliated Directors who are directors on June 8, 1999 or are designated by a majority of the Unaffiliated Directors of the Company who were directors on June 8, 1999 and
(ii) the number of Affiliated Directors required by the Standstill Agreement which shall be in addition to the number of directors designated by Purchaser pursuant to the Merger Agreement; and provided, further that, in such event, if the number of Unaffiliated Directors shall be reduced below three for any reason whatsoever, the remaining Unaffiliated Directors shall, to the fullest extent permitted by law, designate a person to fill such vacancy who shall be deemed to be an Unaffiliated Director for purposes of the Merger Agreement or, if no Unaffiliated Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers or Affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent, of any of its subsidiaries or of any other entity in which Parent owns, directly or indirectly, any material amount of capital stock or other significant ownership interest, and such persons shall be deemed to be Unaffiliated Directors for purposes of the Merger Agreement.

     Following the election or appointment of Purchaser's designees and prior to the Effective Time, any termination or amendment of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Purchaser or waiver or assertion of any of the Company's rights under the Merger Agreement, and any other consent or action by the Board of Directors of the Company with respect to the Merger Agreement (other than recommending or reconfirming the recommendation that the holders of the Shares approve and adopt the Merger Agreement and the Merger, and making determinations in connection therewith, which recommendations and determinations may be made by a majority of the Board of Directors as constituted at any time after such election or appointment of Purchaser's designees pursuant to the Merger Agreement) shall to the fullest extent permitted by applicable law require the concurrence of a majority of the Unaffiliated Directors and, to the fullest extent permitted by law, no other action by the Company, including any action by any other director of the Company, shall be required to approve such actions. To the fullest extent permitted by applicable law, the Company shall take all actions requested by Parent that are reasonably necessary to effect the election of any such designee, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agrees to make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Purchaser's designees). Parent and Purchaser shall be solely responsible for any information with respect to either of them and their nominees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In connection with the foregoing, the Company shall promptly, at the option of Parent, to the fullest extent permitted by law, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Company's Board of Directors as provided above.

     Shareholder Agreement. The following is a summary of the material terms of the Shareholder Agreement. This summary is qualified in its entirety by reference to the copy of the Shareholder Agreement filed with the Commission as an Exhibit to the Schedule 14D-1 and incorporated herein by reference. The Shareholder Agreement may be examined and copies may be obtained at the place and in the manner set forth in Section 14 of this Offer to Purchase.

     In connection with the execution of the Merger Agreement, the Share Tender Parties, who beneficially own approximately 727,800 Shares, or approximately 2.50% of the issued and outstanding Shares (the "Option Shares"), entered into the Shareholder Agreement with Parent and Purchaser pursuant to which they have agreed to tender their Shares (or cause the record owner of such Shares validly to tender), and not to withdraw any Shares so tendered not later than the fifth business day after commencement of the Offer pursuant to of the Merger Agreement and Rule 14d-2 under the Exchange Act; provided, however, that in the event that the Unaffiliated Directors (or any committee designated thereby) withdraw, or propose publicly to withdraw, the approval or recommendation by such Unaffiliated Directors or such committee of the Offer, the Merger or Merger Agreement (or any transaction contemplated thereby), they shall each have the right to withdraw any Shares that they have tendered.

     The Share Tender Parties have also granted to Parent and Purchaser, as Parent may designate, an irrevocable option (the "Option") to purchase the Option Shares owned by them and any additional Shares acquired by either of them (whether by exercise of options or by means of a purchase, distribution, dividend or otherwise) at $37.00 per Share or such higher price as may be paid by Parent or Purchaser pursuant to the Offer.

     Parent or Purchaser may exercise, but are not required to exercise, the Option from time to time, in whole or in part, on or after the date of the consummation of the Offer but prior to the Effective Time if the Offer is consummated but (whether due to improper tender or withdrawal of tender) Purchaser has not accepted for payment and paid for all of the Option Shares.

     However, Parent and Purchasers' obligation to purchase Shares upon exercise of the Option shall be subject to the conditions that (i) no preliminary or permanent injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Option pursuant to the Shareholder Agreement shall be in effect (and no action or proceeding shall have been commenced or threatened for the purpose of obtaining such an injunction or order); (ii) any applicable waiting period under the HSR Act or similar foreign law required for the purchase of the Shares upon such exercise shall have expired; and (iii) there shall have been no material breach of the representations, warranties or covenants of any Share Tender Party contained in the Shareholder Agreement; provided, that any failure by Parent or Purchaser to purchase Shares upon exercise of the Option as a result of the nonsatisfaction of any of such conditions shall not affect or prejudice Parent or Purchaser's right to purchase such Shares upon the subsequent satisfaction of such conditions.

     In the Shareholder Agreement, the Share Tender Parties have made certain customary representations, warranties and covenants, including with respect to
(i) ownership of the Shares, (ii) the absence of liens and encumbrances on and in respect of the Share Tender Parties' Shares, (iii) their authority to enter into and perform their respective obligations under the Shareholder Agreement,
(iv) their ability to enter into the Shareholder Agreement without violating other agreements to which they are party, and (v) the absence of restrictions on the transfer of the Option Shares.

     The Shareholder Agreement provides for its termination upon the earlier of
(i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

     Dissenters' Rights. NO DISSENTERS' RIGHTS ARE AVAILABLE IN CONNECTION WITH THE OFFER. However, if the Merger is consummated, shareholders who do not sell their Shares pursuant to the Offer and who fully comply with the statutory dissenters procedures set forth in the PBCL, the relevant portions of which are attached to this Offer to Purchase as Schedule IV, will be entitled to receive, in lieu of the Merger Consideration, cash for the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) as determined pursuant to the procedures prescribed by the PBCL. Merely voting against the Merger Agreement (if a vote of the Company's shareholders is required to effect the Merger under the PBCL) will not perfect a shareholder's dissenters' rights. Shareholders are urged to review carefully the dissenting shareholders' rights provisions of the PBCL, a description of which is provided below and the full text of which is attached to this Offer to Purchase as
Schedule IV and incorporated herein by reference. SHAREHOLDERS WHO FAIL TO COMPLY STRICTLY WITH THE APPLICABLE PROCEDURES WILL FORFEIT THEIR DISSENTERS' RIGHTS IN CONNECTION WITH THE MERGER. See Schedule IV to this Offer to Purchase.

     Sections 1571-1580 of the PBCL ("Subchapter D") and Section 1930(a) of the PBCL, copies of which are attached to this Offer to Purchase as Schedule IV, entitle any holder of record of Shares who objects to the Merger, in lieu of receiving the consideration for such Shares provided under the Merger Agreement, to demand in writing that he or she be paid in cash the fair value of his Shares. Section 1572 of the PBCL defines "fair value" as: "The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action."

     Any shareholder contemplating making a demand for fair value is urged to review carefully the provisions of Subchapter D, particularly the procedural steps required to perfect his or her dissenters' rights thereunder. DISSENTERS' RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SUBCHAPTER D ARE NOT FULLY AND PRECISELY SATISFIED. The following summary does not purport to be a complete statement of the provisions of Subchapter D of the PBCL and is qualified in its entirety by reference to Schedule IV to this Offer to Purchase and the PBCL.

     Filing Notice of Intention to Demand Fair Value; No Change in Beneficial Ownership; No Vote for Merger. Before the vote of the shareholders is taken on the Merger (if a vote of the Company's shareholders is required to effect the Merger under the PBCL), the dissenting shareholder must deliver to the Company a written notice of intention to demand that he be paid the fair value of his Shares if the Merger is effected. Such written notice must be sent to the Secretary of the Company at Goshen Corporate Park West, 1310 Goshen Parkway, West Chester, PA 19350. A VOTE AGAINST THE MERGER IS NOT SUFFICIENT TO SATISFY THE REQUIREMENT OF DELIVERING A WRITTEN NOTICE TO THE COMPANY. In addition, the shareholder must not effect any change in the beneficial ownership of his Shares from the date of filing the notice with the Company through the consummation of the Merger, and Shares for which payment of fair value is sought must not be voted in favor of the Merger, and the shareholder must vote against, or abstain from voting in favor of, the Merger. Failure of a dissenting shareholder to comply with any of the foregoing will result in the forfeiture of any right to demand payment of fair value for his Shares.

     Record Owners and Beneficial Owners. A record holder of Shares held in whole or in part for the benefit of one or more other persons may assert dissenters' rights as to fewer than all of the Shares registered in his or her name only if he or she dissents with respect to all the Shares beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he or she dissents. A beneficial owner of Shares who is not the record holder may assert dissenters' rights with respect to Shares held on his or her behalf if he or she submits to the Company the written consent of the record holder not later than the time of assertion of dissenters' rights. A beneficial owner may not dissent with respect to fewer than all of the Shares owned by him or her whether or not such Shares are registered in his or her name.

     Notice to Demand Payment. If the Merger is effected as a Short-Form Merger, without a vote of the Company's shareholders, the Company will mail to all shareholders (other than Purchaser, Parent and their respective subsidiaries) a notice of the consummation of the Merger. The notice will also state where and when a demand for payment must be sent and certificates for Shares deposited in order to obtain payment of fair value for the Shares (which may be more than, equal to, or less than the Merger Consideration) and must be accompanied by a copy of Subchapter D and a form for demanding payment. The time set for the receipt of demands and the deposit of certificates shall not be less than 30 days from the mailing of the notice. Failure by a shareholder to demand payment or deposit certificates pursuant to such notice will cause such shareholder to lose all right to the payment of the fair value of his Shares and reinstate such shareholder's right to receive the Merger Consideration. If the Merger has not been effected within 60 days after the date set for demanding payment and depositing certificates, the Company will return any certificates that have been deposited. The Company, however, may at any later time send a new notice regarding demand for payment and deposit of certificates with like effect.

     In the event that Purchaser does not acquire at least 80% of the then outstanding Shares pursuant to the Offer or otherwise and the Merger is approved at a meeting of the Company's shareholders, the Company will mail to all dissenters who gave due notice of their intention to demand payment of fair value and who refrained from voting in favor of the Merger a notice stating where and when a demand for payment must be sent and certificates for Shares deposited in order to obtain payment of fair value for the Shares (which may be more than, equal to, or less than the Merger Consideration). The notice shall be accompanied by a copy of Subchapter D and a form for demanding payment. The time set for the receipt of demands and the deposit of certificates shall not be less than 30 days from the mailing of the notice. Failure by a shareholder to demand payment or deposit certificates pursuant to such notice will cause such shareholder to lose all right to the payment of the fair value of his Shares and reinstate such shareholder's right to receive the Merger Consideration. If the Merger has not been effected within 60 days after the date set for demanding payment and depositing certificates, the Company shall return any certificates that have been deposited. The Company, however, may at any later time send a new notice regarding demand for payment and deposit of certificates with like effect.

     Payment of Fair Value of Shares. Promptly after the consummation of the Merger or upon timely receipt of demand for payment if the Merger has already been effected, the Company shall either (a) remit to dissenters who have made timely demand and deposited their certificates the amount the Company estimates to be the fair value of their Shares or (b) give written notice that no remittance will be made under Section 1577 of the PBCL. Such remittance or notice will be accompanied by (i) the closing balance sheet and statement of income of the Company for a fiscal year ending not more than 16 months prior to the date of remittance or notice together with the latest available interim financial statements, (ii) a statement of the Company's estimate of the fair value of the Shares, and (iii) a notice of the right of the dissenting shareholder to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D. If the Company does not remit the amount of its estimate of the fair value of the Shares, it shall return all certificates that have been deposited and may make a notation thereon that a demand for payment has been made.

     If Shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder or owner of such Shares. A transferee of such Shares shall not acquire by such transfer any rights in the Company other than those that the original dissenter had after making demand for payment of fair value for such Shares.

     Estimate by Dissenter of Fair Value of Shares. If a dissenting shareholder believes that the amount estimated or paid by the Company for his or her Shares is less than their fair value, the shareholder may send to the Company his or her own estimate of the fair value which shall be deemed a demand for payment of the amount or the deficiency. If the dissenter does not file his or her own estimate of fair value within 30 days after the mailing by the Company of its remittance or estimate of fair value, the dissenter shall be entitled to no more than the amount remitted to him or her or estimated by the Company.

     Valuation Proceedings. Within 60 days after the latest of (i) the consummation of the Merger, (ii) timely receipt of any demands for payment and
(iii) timely receipt of any shareholder estimates of fair value, if any demands for payment remain unsettled, the Company may file in court an application for relief requesting that the fair value of the Shares be determined by the court. Each dissenter whose demand has not been settled shall be made a party to the proceeding and shall be entitled to recover the amount by which the fair value of his or her Shares is found to exceed the amount, if any, previously remitted, plus interest. Such interest shall accrue on such amount from consummation of the Merger until the date of payment at such rate as is fair and equitable under the circumstances, taking into account all relevant factors including the average rate currently paid by the Company on its principal bank loans. If the Company fails to file an application within the 60-day period, any dissenter who has not settled his or her claim may do so in the name of the Company within 30 days after the expiration of this 60-day period. If no dissenter files an application within such 30-day period, each dissenter who has not settled his or her claim shall be paid no more than the Company's estimate of the fair value of his Shares and may bring an action to recover any amount not previously remitted.

     Costs and Expenses of Valuation Proceedings. The costs and expenses of any valuation proceedings, including the reasonable compensation and expenses of any appraiser appointed by the court, shall be determined by the court and assessed against the Company, except that any part of such costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters whose action in demanding supplemental payment is found by the court to be dilatory, obdurate, arbitrary, vexatious or in bad faith. The court may also assess against the Company the fees and expenses of counsel and experts for any or all of the dissenters if the Company fails to comply substantially with Subchapter D or acts in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner. The court can also assess any such fees or expenses incurred by the Company against a dissenter if such dissenter is found to have acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner. If the court finds that the services of counsel for any dissenter were of substantial benefit to the other dissenters and should not be assessed against the Company, it may award to such counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

     Section 1712 of the PBCL provides that a director of a Pennsylvania corporation stands in a fiduciary relation to such corporation and must perform his duties as a director in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Section 1105 of the PBCL provides in substance that a shareholder of a Pennsylvania corporation shall not have any right to obtain, in the absence of fraud or fundamental unfairness, an injunction against any proposed merger, nor any right to claim the right to valuation and payment of the fair value of his or her Shares because of such merger, except that he or she may dissent and claim such payment if and to the extent provided in Subchapter D, described above. Absent fraud or fundamental unfairness, such dissenters' rights are the exclusive remedy of such shareholders. However, the United States Court of Appeals, Third Circuit, interpreting the predecessor statute to Section 1105 of the PBCL in Herskowitz v. NutriSystem, Inc., concluded that dissenters' rights co-exist with common law causes of action, such as rescission or money damages, in the context of an action for breach of fiduciary duty or misrepresentation in a cash-out merger. Shareholders should be aware that due to the enactment of the PBCL in 1988 it is unclear whether the decision in Herskowitz remains applicable to dissenters' rights. IN VIEW OF THE COMPLEXITIES OF THESE PROVISIONS OF PENNSYLVANIA LAW, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER SHOULD CONSULT THEIR OWN LEGAL COUNSEL.

     The foregoing summary of the PBCL is not complete. A copy of the text of the relevant sections of the PBCL is reprinted as Schedule IV to this Offer to Purchase. You should read these sections in their entirety if you are considering the possibility of seeking appraisal of your shares.

     16. DIVIDENDS AND DISTRIBUTIONS. The Company has agreed that, from the date of the Merger Agreement until the effective time of the Merger, the Company will neither split, combine or reclassify any Shares of its capital stock nor declare, pay, or set aside any dividends or other distributions in respect of its capital stock. The Company's credit facility, entered into on September 14, 1995, as amended, prohibits the Company from paying dividends during the term of the credit facility.

     17. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS. General. Except as otherwise disclosed in this Offer to Purchase, based upon its examination of publicly available filings by the Company with the Commission and other publicly available information concerning the Company, neither Parent nor Purchaser is aware of any licenses or other regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares (and the indirect acquisition of the stock of its subsidiaries) as contemplated herein, or of any filings, approvals or other actions by or with any governmental entity that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of its subsidiaries) by Purchaser pursuant to the Offer as contemplated herein.

     Going Private Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions. Purchaser will be required to comply with Rule 13e-3 under the Exchange Act, which requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to minority shareholders in the Merger or such alternative transaction, be filed with the Commission and disclosed to shareholders prior to consummation of the Merger. This Offer to Purchase contains information required by Rule 13e-3. Merck KGaA, Parent and Purchaser have filed a Transaction Statement on Schedule 13e-3 with respect to the Offer, and may file amendments thereto. The Schedule 13E-3 and any exhibits or amendments to it may be inspected at, and copies obtained from the places described in Section 8 of this Offer to Purchase (except that they will not be available from the regional offices of the Commission).

     State Anti-Takeover Laws. The Company is incorporated under the laws of the Commonwealth of Pennsylvania. The Pennsylvania legislature has enacted a number of anti-takeover statutes designed to make corporate takeovers more difficult under certain circumstances. The Company has opted out of the application of the Control Transactions Statute, the Business Combination Statute, the Control Share Acquisition Statute and the Disgorgement Statute (Subchapters E, F, G and H, respectively, of Chapter 25 of the PBCL). Opting out of the Control Share Acquisition Statute also has the effect of making Subchapters I and J of the PBCL, which relate to certain labor matters, inapplicable. Accordingly, there are no statutorily-imposed supermajority shareholder voting requirements applicable to the Merger.

     In addition, Pennsylvania has adopted a Takeover Disclosure Law which purports to regulate attempts to acquire a corporation which (i) is incorporated in Pennsylvania or (ii) has its principal place of business and substantial assets located in Pennsylvania. Because the Company's Board of Directors has recommended acceptance of the Offer, the Offer is exempt from the registration requirements of such law, provided that certain information is filed with the Pennsylvania Securities Commission and Purchaser undertakes to notify the Company's shareholders that such filing must be made with the Pennsylvania Securities Commission, must include substantial additional information about the Offer and must be available for inspection at the offices of the Pennsylvania Securities Commission, 1010 N. 7th Street, 2nd Floor, Harrisburg, Pennsylvania 17102, during normal business hours. Purchaser intends to make such filing, and the distribution of this Offer to the Company's shareholders constitutes the required notification to them.

     A number of other states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. In 1982, in Edgar v. Mite Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois

Business Takeovers Act, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside of the state of enactment.

     The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such event, Purchaser may not be obligated to accept for payment any Shares tendered.

     Pursuant to the Merger Agreement, the Company and the Company's Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated under the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated thereby.

     Other Governmental or Foreign Approvals. The Company, directly or through its subsidiaries, owns property in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. The Company has represented to Parent that, except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the PBCL, state takeover laws and foreign and supranational laws relating to antitrust and anti-competition clearances, neither the execution, delivery or performance of the Merger Agreement by the Company nor the consummation by the Company of the transactions contemplated thereby will require any filing with, or permit, authorization, consent or approval of, any governmental authority or other person, firm, corporation or other legal entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not reasonably be expected to have a materially adverse effect on the Company or prevent or delay the consummation of the Offer and/or the Merger).

     Antitrust. Under the HSR Act and the rules and regulations promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements. There may be similar antitrust requirements in other jurisdictions.

     Parent will file with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the acquisition of Shares pursuant to the Merger Agreement and the Shareholder Agreement. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent, unless both the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent, the waiting period will be extended for an additional 10 calendar days following substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. The foregoing provisions also apply to the purchase of the Shares pursuant to the Option.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either of the FTC or the Antitrust Division, or both, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, its subsidiaries or the Company or other ancillary measures. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

     Under German laws and regulations relating to the regulation of monopolies and competition, certain acquisition transactions may not be consummated in Germany unless certain information has been furnished to the Bundeskartelamt, the German antitrust authority (the "BKA") and certain waiting period requirements have been satisfied without issuance by the BKA of an order to refrain. The purchase of Shares by Purchaser pursuant to the Offer and the consummation of the Merger may be subject to such requirements. Under such laws, the BKA has one month from the time of filing of such information with the BKA to advise the parties of its intention to investigate the Offer and the Merger, in which case the BKA has four months from the date of filing in which to take steps to oppose the Offer and the Merger. Merck KGaA intends to file promptly the required notification with the BKA and request early termination of the one-month waiting period. While Merck KGaA and Parent do not believe that there is any basis for the BKA to investigate the Offer and the Merger and Merck KGaA and Parent believe that early termination of the waiting period will be granted, there can be no assurance that the BKA will not investigate or oppose the transactions or that early termination of the waiting period will be granted. In addition, Parent may make additional filings or reports under the antitrust laws of other nations.

     Although Purchaser believes that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be. See Section 14 for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

     Exon-Florio. Under Section 721 of Title VII of the United States Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 ("Exon-Florio"), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to Exon-Florio, notice of an acquisition by a foreign person may be made to the Committee on Foreign Investment in the United States ("CFIUS"), which is comprised of representatives of the Departments of the Treasury, State, Commerce, Defense and Justice, the Office of Management and Budget, the United States Trade Representative's Office and the Council of Economic Advisors and which has been selected by the President to administer Exon-Florio, either voluntarily by the parties to such proposed acquisition, merger or takeover or by any member of CFIUS.

     A determination that an investigation is called for must be made within 30 days after notification of a proposed acquisition, merger or takeover is first filed with CFIUS. Any such investigation must be completed within 45 days of such determination. Any decision by the President to take action must be announced within 15 days of the completion of the investigation. Although Exon-Florio does not require the filing of a notification, nor does it prohibit the consummation of an acquisition, merger or takeover if notification is not made, such an acquisition, merger or takeover thereafter remains indefinitely subject to divestment should the President subsequently determine that the national security of the United States has been threatened or impaired.

     Under the Merger Agreement, Parent and Purchaser are not obligated to commence the Offer and accept for payment, and pay for, any Shares tendered pursuant to the Offer unless (i) the period of time for any applicable review by CFIUS has expired and CFIUS has not initiated an investigation of the Offer or Merger, or (ii) if CFIUS timely initiates such an investigation, (A) it has not completed the investigation when the applicable waiting period under the Exon-Florio Act has expired, or (B) CFIUS timely completes such investigation but the President does not announce a decision by the end of the applicable waiting period that would have a materially adverse effect on the Company.

     Purchaser believes that the acquisition of Shares pursuant to the Offer will not have any of the effects referred to in Exon-Florio.

     18. FEES AND EXPENSES. Lehman Brothers is acting as Dealer Manager in connection with the Offer and serving as financial advisor to Parent and Purchaser in connection with the acquisition of the Company. Merck KGaA has agreed, pursuant to an engagement letter dated as of May 26, 1999, to pay to Lehman Brothers an advisory fee of 1% of the consideration to be paid by Purchaser and Parent pursuant to the Offer and the Merger upon the consummation of the Offer and the Merger. Merck KGaA has also agreed to reimburse Lehman Brothers upon request for its reasonable expenses (including professional and legal fees and disbursements) incurred in connection with its engagement by Merck KGaA, and to indemnify Lehman Brothers against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

     Purchaser has retained IBJ Whitehall Bank and Trust Company to act as the Information Agent and to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile and personal interview and may request brokers, dealers and other nominee shareholders to forward the Offer materials to beneficial owners. The Information Agent and the Depositary will receive reasonable and customary compensation for services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Parent and Purchaser have also agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer (other than to the Dealer Manager, the Information Agent and the Depositary). Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

     The Merger Agreement provides that all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees, costs or expenses, whether or not the Offer or the Merger is consummated.

     19. MISCELLANEOUS. The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all shareholders of the Company. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If after such good faith effort Purchaser cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the shareholders in such state. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     Purchaser, Parent and Merck KGaA have filed with the Commission a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. Parent, Purchaser and Merck KGaA have filed a Transaction Statement on Schedule 13e-3 with respect to the Offer, and may file amendments thereto. Such statements and any amendments thereto, including exhibits, which furnish certain additional information with respect to the Offer, may be inspected and copies may be obtained from the offices of the Commission (except that they will not be available at the regional offices of the Commission) in the manner set forth in Section 8 of this Offer to Purchase.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR MERCK KGaA THAT IS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                          EM SUBSIDIARY, INC.

June 14, 1999

                                   SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND MERCK KGAA AND GENERAL
            PARTNERS AND MEMBERS OF THE EXECUTIVE BOARD OF E. MERCK

     1. Directors and Executive Officers of Purchaser. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment during the last five years of each director and executive officer of Purchaser and certain other information are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is 7 Skyline Drive, Hawthorne, NY 10532. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser. Stephen J. Kunst and Richard K. Hackett are citizens of the United States and Dieter Janssen is a citizen of Germany.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR EMPLOYMENT HELD
NAME AND BUSINESS ADDRESS                               DURING THE LAST FIVE YEARS
-------------------------             ---------------------------------------------------------------
Dieter Janssen......................  Director, President and Chief Executive Officer of Purchaser
                                      since June of 1999; Group Vice President and Chief Financial
                                      Officer of EM Industries, Incorporated ("EMI") since 1994;
                                      previously, 1994-1996, Divisional Manager of Purchasing and
                                      Controlling for MEPRO, an affiliate of Merck KGaA; Director of
                                      VWR Scientific Products Corporation ("VWR"), 49.89% of the
                                      shares of which are owned by Merck KGaA; previously, 1988-1994,
                                      Chief Financial Officer of Merck S.A., Caracas, an affiliate of
                                      Merck KGaA.
Stephen J. Kunst....................  Director, Vice President and Secretary of Purchaser since June of 1999; Director, Vice President and Secretary of Parent;
                                      Group Vice President and General Counsel of EMI; previously,
                                      1989-1995, Vice President, Administrative Services of EMI;
                                      Director, Director of VWR.
Richard K. Hackett..................  Vice President and Treasurer of Purchaser since June of 1999;
                                      Vice President, Finance of EMI.

     2. Directors and Executive Officers of Parent. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment's during the last five years of each director and executive officer of Parent and certain other information are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is 7 Skyline Drive, Hawthorne, NY 10532. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. Peter A. Wriede is a citizen of the United States

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR EMPLOYMENT HELD
     NAME AND BUSINESS ADDRESS                          DURING THE LAST FIVE YEARS
     -------------------------        ---------------------------------------------------------------
DIRECTORS
Peter A. Wriede.....................  Director of EMI; President and Chief Executive Officer of EMI,
                                      since April, 1998; Regional Manager, North America, of Merck
                                      KGaA previously, 1994-1998, Director and General Manager of the
                                      Pigments & Cosmetics Division of Merck KGaA; previously,
                                      1987-1994, Group Vice President in charge of the Specialty
                                      Chemicals Division of EMI; Director of Dey, Inc., an indirect subsidiary of Merck KGaA; Director. President and Chief
                                      Executive Officer of Parent.

     3. Directors and Executive Officers of Merck KGaA and E. Merck. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment during the last five years of each director and executive officer of Merck KGaA and each general partner of E. Merck

(other than positions with the same organization, or comparable positions with multiple related organizations) and certain other information are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is Frankfurter Strasse 250, D-64293 Darmstadt, Germany. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Merck KGaA. All directors and executive officers listed below are citizens of Germany.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR EMPLOYMENT HELD
NAME AND BUSINESS ADDRESS                               DURING THE LAST FIVE YEARS
-------------------------             ---------------------------------------------------------------
Dr. Heinrich Hornef.................  Chairman, Supervisory Board (Aufsichtsrat); Merck KGaA; Member
                                      of partners council of SAP, Walldorf, a computer
                                      industry/software company, of Neurottstrasse 16.69190 Germany and of Friatec AG, a machine building/engineering company, of
                                      Steinzeugstrasse 50, 68229 Mannheim, Germany.
Flavio Battisti.....................  Vice Chairman, Supervisory Board (Aufsichtsrat); Merck KGaA.
Michael Fletterich..................  Supervisory Board Member (Aufsichtsrat) since October, 1998;
                                      previously, member of works council of Merck KGaA.
Jon Baumhauer.......................  Supervisory Board Member (Aufsichtsrat); Merck KGaA; Chief
                                      Executive Officer, Matthias Kraus KG, a beverage manufacturer, of Mariastrasse 14, 80639 Munchen, Germany.
Klaus Brauer........................  Supervisory Board Member (Aufsichtsrat); Merck KGaA; Member of
                                      partners council of Peguform-Werke GmbH, a plastics industry company, of Schlossmattenstrasse 18, 79268 Botzingen, Germany.
Prof. Dr. Christoph Clemm...........  Supervisory Board Member (Aufsichtsrat); Merck KGaA.
Dr. Michael Kasper..................  Supervisory Board Member (Aufsichtsrat); Merck KGaA.
Brigitte Niems......................  Supervisory Board Member (Aufsichtsrat); Merck KGaA.
Dr. Arend Oetker....................  Supervisory Board Member (Aufsichtsrat); Merck KGaA; Member of
                                      partners councils of Cognos AG, an education/counseling
                                      company, of Kielortallee 1,20144 Hamburg, Germany, Jungheinrich
                                      AG, a warehousing/transport/service company of Friedrich-Ebert-
                                      Damm 129,22047 Hamburg, Germany, VAW Aluminum AG, an aluminum manufacturer, of Georg-von-Boeselager-Strasse 25, 53117 Bonn,
                                      Germany.
Hans Schonhals......................  Supervisory Board Member (Aufsichtsrat); Merck KGaA; Member of
                                      partners councils of Pirelli Deutschland AG, a tire-industry business, of 64741 Breuberg Germany, Rohm GmbH, a plastic-
                                      industry/chemistry company, of Kirschenallee, 64293 Darmstadt,
                                      Germany.
Dr. Gerhard Ziener..................  Supervisory Board Member (Aufsichtsrat); Merck KGaA; Member of
                                      advisory boards of Benckiser Holding GmbH, a machine-building company, of Ludwig-Bertram-Strasse 8, 67059 Ludwigshafen,
                                      Germany and Dohler GmbH, a good stuffs company, of Riedstrasse
                                      9, 64295 Darmstadt, Germany.
Peter Zuhlsdorff....................  Supervisory Board Member (Aufsichtsrat); Merck KGaA; Member of
                                      partners councils of Deutz AG, a vehicle engineering company, of Muhlheimer Strasse107, 51063 Koln, Germany, GFK AG, an
                                      opinion research company, of Nordwestring 101, 90419 Nurnberg,
                                      Germany, and Deutsche Hypothekenbank AG, a banking company, of
                                      Taunusanlage 9, 60329 Frankfurt, Germany.
Dr. Walter Bardorff.................  Director (Direktor); Merck KGaA.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR EMPLOYMENT HELD
NAME AND BUSINESS ADDRESS                               DURING THE LAST FIVE YEARS
-------------------------             ---------------------------------------------------------------
Dr. Michael Becker..................  Director (Direktor) since October 1998; Merck KGaA; previously,
                                      Director of BASFAG, Ludwigshafen, Germany.
Dr. Klaus Bofinger..................  Director (Direktor); Merck KGaA.
Rolf Peter Deutsch..................  Director (Direktor); Merck KGaA.
Prof. Dr. Christian Flamig..........  Director (Direktor); Merck KGaA.
Dr. Jurgen Gehlhaus.................  Director (Direktor); Merck KGaA.
Dr. Hartmut Hartner.................  Director (Direktor); Merck KGaA.
Dr. Ullrich Hanstein................  Director (Direktor); Merck KGaA.
Dr. Hans-Joachim Lohrisch...........  Director (Direktor); Merck KGaA.
Dr. Ingeborg Lues...................  Director (Direktor); Merck KGaA.
Prof. Dr. Hans-Eckart Radunz........  Director (Direktor); Merck KGaA.
Dr. Karl Roser......................  Director (Direktor); Merck KGaA.
Prof. Dr. Erhard Schnurr............  Director (Direktor); Merck KGaA.
Jurgen Schupp.......................  Director (Direktor); Merck KGaA.
Gerardo Uflerbaumer.................  Director (Direktor); Merck KGaA.
Dr. Gregor Wehner...................  Director (Direktor); Merck KGaA.
Prof. Dr. Gerd Bauer................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Heinrich Bausch.....................  Departmental Director (Abteilungsdirektor); Merck KGaA.
York Bernau.........................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Rudolf Bracher......................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Klaus-Peter Brandis.................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Dr. Jurgen Eichler..................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Hans Friedrich Geiss................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Dr. Rolf Foehring...................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Dr. Sigmar Herberg..................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Dr. Manfred Muller..................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Winfried Muller.....................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Dr. Bernd Reckmann..................  Departmental Director (Abteilungsdirektor); General Manager,
                                      Scientific Laboratory Products, since April 1998; previously,
                                      1997 to April 1998, General Manager, Environmental and
                                      Bioanalysis, Laboratory Products Division; 1994 to 1996,
                                      Director of Marketing and Sales, Diagnostic Products Division;
                                      previously, Director of Marketing and Sales, Immuno Diagnostic
                                      Products, Diagnostic Products Division.; Merck KGaA
Friedrich Schmitt...................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Joachim Szebel......................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Gerhard Weber.......................  Departmental Director (Abteilungsdirektor); Merck KGaA.
Dr. Axel Wietersheim V..............  Departmental Director (Abteilungsdirektor); Merck KGaA.
Prof. Dr. Hans Joachim Langmann.....  Executive Board Member (Geschaftsleitung), E. Merck and Merck
                                      KGaA; general partner, E. Merck.
Wolfgang Honn.......................  Executive Board Member (Geschaftsleitung), E. Merck and Merck
                                      KGaA; general partner, E. Merck; Director of the Company.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND MATERIAL OCCUPATIONS, POSITIONS, OFFICES OR EMPLOYMENT HELD
NAME AND BUSINESS ADDRESS                               DURING THE LAST FIVE YEARS
-------------------------             ---------------------------------------------------------------
Dr. Michael Romer...................  Executive Board Member (Geschaftsleitung), E. Merck and Merck
                                      KGaA; general partner, E. Merck.
Prof. Dr. Bernhard Scheuble.........  Executive Board Member (Geschaftsleitung), E. Merck and Merck
                                      KGaA; general partner, E. Merck.
Prof. Dr. Thomas Schreckenbach......  Executive Board Member (Geschaftsleitung), E. Merck and Merck
                                      KGaA; general partner, E. Merck.
Dr. Harald J. Schroder..............  Executive Board Member (Geschaftsleitung), E. Merck and Merck
                                      KGaA; general partner, E. Merck; see also Part 2 of this
                                      Schedule I.
Dr. Johannes Sombroek...............  Executive Board Member (Geschaftsleitung), E. Merck and Merck
                                      KGaA; general partner, E. Merck.
Peter Merck.........................  General partner, E. Merck.
Jon Baumhauer.......................  Chairman, Partners Council E. Merck; see also above.
Dr. Heinrich Hornef.................  Partners Council Member, E. Merck.
Karl-Heinrich Kraft.................  Partners Council Member, E. Merck.
Albrecht Merck......................  Partners Council Member, E. Merck.
Dr. Arend Oetker....................  Partners Council Member, E. Merck.
Dr. Frank Stangenberg-Haverkamp.....  Partners Council Member, E. Merck.
Peter Zuhlsdorff....................  Partners Council Member, E. Merck.
Prof. Dr. Christoph Clemm...........  Partners Council Member, E. Merck; see also above.

                                  SCHEDULE II

                  [LETTERHEAD OF BT ALEX. BROWN INCORPORATED]

                                                                    June 8, 1999

The Board of Directors and
  Special Committee of the Board of Directors
VWR Scientific Products Corporation
1310 Goshen Parkway
Westchester, Pennsylvania 19380

Members of the Board and Special Committee:

     BT Alex. Brown Incorporated ("BT Alex. Brown") has acted as financial advisor to VWR Scientific Products Corporation ("VWR") in connection with the proposed transaction involving VWR and Merck KGaA ("Merck") pursuant to the Agreement and Plan of Merger, dated June 8, 1999 (the "Merger Agreement"), among EM Laboratories, Incorporated, an indirect subsidiary of Merck ("EM"), EM Subsidiary, Inc., a wholly owned subsidiary of EM("Sub"), and VWR, which provides, among other things, for (i) the commencement by Sub of a tender offer to purchase all outstanding shares of the common stock, par value $1.00 per share, of VWR (the "VWR Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $37.00 per share, net to the seller in cash (the "Cash Consideration"), and (ii) subsequent to the Tender Offer, the merger of Sub with and into VWR (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of VWR Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

     You have requested BT Alex. Brown's opinion as to the fairness, from a financial point of view, of the Cash Consideration to the holders of VWR Common Stock (other than Merck and its affiliates).

     In connection with BT Alex. Brown's role as financial advisor to VWR, and in arriving at its opinion, BT Alex. Brown has reviewed certain publicly available financial and other information concerning VWR and certain internal analyses and other information furnished to or discussed with it by VWR and its advisors. BT Alex. Brown has also held discussions with members of the senior management of VWR regarding the business and prospects of VWR. In addition, BT Alex. Brown has (i) reviewed the reported prices and trading activity for VWR Common Stock, (ii) compared certain financial and stock market information for VWR with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     BT Alex. Brown has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning VWR, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Alex. Brown has assumed and relied upon the accuracy and completeness of all such information and BT Alex. Brown has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of VWR. With respect to the financial forecasts and projections made available to BT Alex. Brown and used in its analyses, BT Alex. Brown has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of VWR as to the matters covered thereby. In rendering its opinion, BT Alex. Brown expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. BT Alex. Brown's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, BT Alex. Brown has assumed that, in all respects material to its analysis, the representations and warranties of VWR, EM and Sub contained in the Merger Agreement are true and correct, VWR, EM and Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of VWR, EM and Sub to consummate the Transaction will be satisfied without any waiver thereof. BT Alex. Brown has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either VWR, EM or Sub is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on VWR or materially reduce the contemplated benefits of the Transaction to VWR. In connection with its engagement, BT Alex. Brown was not requested to, and did not, solicit third party indications of interest with respect to the acquisition of all or a part of VWR.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors and Special Committee of the Board of Directors of VWR and is not a recommendation to any shareholder as to whether or not such shareholder should tender shares of VWR Common Stock in the Tender Offer or how such shareholder should vote with respect to matters relating to the proposed Merger. This opinion is limited to the fairness, from a financial point of view, of the Cash Consideration to the holders of VWR Common Stock (other than Merck and its affiliates), and BT Alex. Brown expresses no opinion as to the merits of the underlying decision by VWR to engage in the Transaction.

     BT Alex. Brown, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to VWR in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon delivery of this opinion. BT Alex. Brown and its affiliates have in the past provided financial services to VWR and Merck unrelated to the proposed Transaction, for which services BT Alex. Brown and its affiliates have received compensation. BT Alex. Brown maintains a market in VWR Common Stock and regularly publishes research reports regarding the businesses and securities of VWR, Merck and other publicly traded companies in the distribution industry. In the ordinary course of business, BT Alex. Brown and its affiliates may actively trade or hold the securities and other instruments and obligations of VWR and Merck for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, instruments or obligations.

     Based upon and subject to the foregoing, it is BT Alex. Brown's opinion that, as of the date of this letter, the Cash Consideration to be received in the Transaction by holders of VWR Common Stock (other than Merck and its affiliates) is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          /s/ BT ALEX. BROWN INCORPORATED
                                          BT ALEX. BROWN INCORPORATED

                                  SCHEDULE III

                    [LETTERHEAD OF WARBURG DILLON READ LLC]

                                                                    June 8, 1999

The Board of Directors and
  Special Committee of the Board of Directors
VWR Scientific Products Corporation
1310 Goshen Parkway
Westchester, Pennsylvania 19380

Dear Members of the Board and Special Committee:

     We understand that VWR Scientific Products Corporation ("VWR") is considering a transaction whereby (i) EM Laboratories, Incorporated ("EM"), an indirect subsidiary of Merck KGaA ("Merck"), will cause EM Subsidiary, Inc., a wholly owned subsidiary of EM ("Sub"), to commence a tender offer to purchase all outstanding shares of the common stock, par value $1.00 per share, of VWR ("VWR Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $37.00 per share, net to the seller in cash (the "Cash Consideration"), and (ii) subsequent to the Tender Offer, Sub will be merged with and into VWR (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of VWR Common Stock not previously tendered will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement and Plan of Merger, dated June 8, 1999, among EM, Sub and VWR (the "Merger Agreement").

     You have requested our opinion as to the fairness, from a financial point of view, of the Cash Consideration to be received in the Transaction by holders of VWR Common Stock (other than Merck and its affiliates).

     Warburg Dillon Read LLC ("WDR") has acted as financial advisor to the Board of Directors and the Special Committee in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon delivery of this opinion. In the past, WDR and its predecessors have provided investment banking services to Merck unrelated to the proposed Transaction and received customary compensation for the rendering of such services. In addition, WDR's affiliates or parent entity, UBS AG, currently have, or may have in the future, a banking or financing relationship with VWR and/or Merck. In the ordinary course of business, WDR, its successors and affiliates may trade securities of VWR and Merck for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion does not address VWR's underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of VWR as to whether or not such shareholder should tender shares of VWR Common Stock in the Tender Offer or how such shareholder should vote with respect to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement and the obligations thereunder, or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that each of VWR, EM and Sub will comply with all material terms of the Merger Agreement, as applicable, and that the Transaction will be validly consummated in accordance with its terms. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest with respect to the acquisition of all or a part of VWR.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to VWR; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of VWR, including estimates and financial forecasts prepared by the management of VWR, that were provided to us by VWR and not publicly available; (iii) conducted discussions with members of the senior management of VWR; (iv) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of VWR and Chemdex Corporation, a company in which VWR

                                      III-1
has an equity interest; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant; (vi) reviewed the Merger Agreement; and (vii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of VWR, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of VWR as to the future performance of VWR. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us, as of the date of this letter.

     Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Cash Consideration to be received in the Transaction by the holders of VWR Common Stock (other than Merck and its affiliates) is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          WARBURG DILLON READ LLC

                                      III-2

                                  SCHEDULE IV

           SECTIONS 1930(a) AND 1571-80 (SUBCHAPTER D OF CHAPTER 15)
                  OF THE PENNSYLVANIA BUSINESS CORPORATION LAW
                        SECTION 1930. DISSENTERS RIGHTS

     (a) General Rule. If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

                                   CHAPTER 15
                       SUBCHAPTER D. -- DISSENTERS RIGHTS

               SECTION 1571. APPLICATION AND EFFECT OF SUBCHAPTER

     (a) General Rule. Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

     Section 1906(c) (relating to dissenters rights upon special treatment).
     Section 1930 (relating to dissenters rights).
     Section 1931(d) (relating to dissenters rights in share exchanges).
     Section 1932(c) (relating to dissenters rights in asset transfers).
     Section 1952(d) (relating to dissenters rights in division).
     Section 1962(c) (relating to dissenters rights in conversion).
     Section 2104(b) (relating to procedure).
     Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).
     Section 2325(b) (relating to minimum vote requirement).
     Section 2704(c) (relating to dissenters rights upon election).
     Section 2705(d) (relating to dissenters rights upon renewal of election).
     Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).
     Section 7104(b)(3) (relating to procedure).

     (b) Exceptions.

          (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

             (i) listed on a national securities exchange; or

             (ii) held of record by more than 2,000 shareholders;

     shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

          (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

             (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

             (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

             (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

          (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

     (c) Grant of Optional Dissenters Rights. The bylaws or a resolution of board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

     (d) Notice of Dissenters Rights. Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

          (1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

          (2) a copy of this subchapter.

     (e) Other Statutes. The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

     (f) Certain Provisions of Articles Ineffective. This subchapter may not be relaxed by any provision of the articles.

     (g) Cross References. See sections 1105 (relating to restriction on equitable relief), 1904 (relating to a de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

                           SECTION 1572. DEFINITIONS

     The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

     "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

     "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

     "Fair Value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

     "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

             SECTION 1573. RECORD AND BENEFICIAL HOLDERS AND OWNERS

     (a) Record Holders of Shares. A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (b) Beneficial Owners of Shares. A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

                  SECTION 1574. NOTICE OF INTENTION TO DISSENT

     If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

                     SECTION 1575. NOTICE TO DEMAND PAYMENT

     (a) General Rule. If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

          (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

          (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

          (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

          (4) Be accompanied by a copy of this subchapter.

     (b) Time for Receipt of Demand for Payment. The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

     SECTION 1576. FAILURE TO COMPLY WITH NOTICE TO DEMAND PAYMENT, ETC.

     (a) Effect of Failure of Shareholder to Act. A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

     (b) Restriction on Uncertificated Shares. If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

     (c) Rights Retained by Shareholder. The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

          SECTION 1577. RELEASE OF RESTRICTIONS OR PAYMENT FOR SHARES

     (a) Failure to Effectuate Corporate Action. Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

     (b) Renewal of Notice to Demand Payment. When the uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

     (c) Payment of Fair Value of Shares. Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

          (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

          (2) A statement of the corporation's estimate of the fair value of the shares.

          (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

     (d) Failure to Make Payment. If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

          SECTION 1578. ESTIMATE BY DISSENTER OF FAIR VALUE OF SHARES

     (a) General Rule. If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

     (b) Effect of Failure to File Estimate. Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

                 SECTION 1579. VALUATION PROCEEDINGS GENERALLY

     (a) General Rule.  Within 60 days after the latest of:

          (1) Effectuation of the proposed corporate action;

          (2) Timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

          (3) Timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

If any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

     (b) Mandatory Joinder of Dissenters. All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

     (c) Jurisdiction of the Court. The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

     (d) Measure of Recovery. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

     (e) Effect of Corporation's Failure to File Application. If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

           SECTION 1580. COSTS AND EXPENSES OF VALUATION PROCEEDINGS

     (a) General Rule. The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, vexatious or in bad faith.

     (b) Assessment of Counsel Fees and Expert Fees Where Lack of Good Faith Appears. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

     (c) Award of Fees for Benefits to Other Dissenters. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                   SCHEDULE V

        AUDITED FINANCIAL STATEMENTS (AND RELATED NOTES) OF THE COMPANY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1998          1997          1996
                                                         ----------    ----------    ----------
                                                           (THOUSANDS, EXCEPT PER SHARE DATA)
Sales..................................................  $1,349,948    $1,244,795    $1,117,286
Cost of sales..........................................   1,037,771       967,080       870,379
                                                         ----------    ----------    ----------
Gross margin...........................................     312,177       277,715       246,907
Operating expenses.....................................     201,478       177,995       172,407
Depreciation and amortization..........................      25,267        22,148        20,740
Acquisition-related expenses...........................                       253         5,128
                                                         ----------    ----------    ----------
Total operating expenses...............................     226,745       200,396       198,275
                                                         ----------    ----------    ----------
Operating income.......................................      85,432        77,319        48,632
Interest expense and other.............................      27,910        35,355        36,827
                                                         ----------    ----------    ----------
Income before income taxes and extraordinary charge....      57,522        41,964        11,805
Income taxes...........................................      22,585        17,229         4,782
                                                         ----------    ----------    ----------
Income before extraordinary charge.....................      34,937        24,735         7,023
Extraordinary charge, net of income taxes..............         689           406
                                                         ----------    ----------    ----------
Net income.............................................  $   34,248    $   24,329    $    7,023
                                                         ==========    ==========    ==========
Basic earnings per share:
Income before extraordinary charge.....................  $     1.21    $     1.08    $     0.32
Extraordinary charge...................................        (.02)         (.02)
                                                         ----------    ----------    ----------
Net income.............................................  $     1.19    $     1.06    $     0.32
                                                         ==========    ==========    ==========
Diluted earnings per share:
Income before extraordinary charge.....................  $     1.18    $     1.05    $     0.32
Extraordinary charge...................................        (.02)         (.01)*
                                                         ----------    ----------    ----------
Net income.............................................  $     1.16    $     1.04    $     0.32
                                                         ==========    ==========    ==========
Weighted average shares outstanding:
  Basic................................................      28,790        22,969        21,892
  Diluted..............................................      29,594        23,494        22,290

---------------
* Difference due to rounding.

                See Notes to Consolidated Financial Statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (THOUSANDS, EXCEPT PER
                                                                   SHARE DATA)
ASSETS
Current assets:
  Trade receivables, less reserves of $3,417 and $2,512.....  $191,068     $180,345
  Other receivables.........................................    24,564        6,632
  Inventories...............................................   140,826      103,445
  Other.....................................................    13,431       11,166
                                                              --------     --------
     Total current assets...................................   369,889      301,588
  Property and equipment -- net.............................    91,072       50,846
  Excess of cost over net assets of businesses
     acquired -- net........................................   439,091      354,961
  Other assets -- net.......................................    11,537       10,171
                                                              --------     --------
                                                              $911,589     $717,566
                                                              ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank checks outstanding, less cash in bank................  $  9,658     $ 10,077
  Accounts payable..........................................   102,125       91,887
  Accrued liabilities.......................................    20,560       17,560
                                                              --------     --------
     Total current liabilities..............................   132,343      119,524
                                                              --------     --------
Long-term debt:
  Revolving credit facility.................................   202,490       81,462
  Subordinated debenture....................................   153,175      150,947
                                                              --------     --------
     Total long-term debt...................................   355,665      232,409
                                                              --------     --------
Deferred income taxes and other.............................    40,034       23,626
Shareholders' equity:
  Preferred stock, $1 par value, 25,000,000 shares
     authorized, none issued Common stock, $1 par value,
     120,000,000 shares authorized, 28,967,505 and
     28,487,251 shares issued, respectively.................    28,968       28,487
  Additional paid-in capital................................   287,149      280,068
  Retained earnings.........................................    70,046       35,798
  Treasury stock at cost, 4,978 shares......................       (94)         (94)
  Unamortized ESOP contribution.............................      (795)      (1,144)
  Unamortized restricted stock awards.......................      (142)        (184)
  Accumulated other comprehensive loss......................    (1,585)        (924)
                                                              --------     --------
     Total shareholders' equity.............................   383,547      342,007
                                                              --------     --------
                                                              $911,589     $717,566
                                                              ========     ========

                See Notes to Consolidated Financial Statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1998         1997         1996
                                                          ---------    ---------    ---------
                                                                      (THOUSANDS)
OPERATING ACTIVITIES
Net income..............................................  $  34,248    $  24,329    $   7,023
Adjustments to reconcile net income to cash provided by
  (used in) operating activities:
  Depreciation and amortization, including deferred debt
     issuance costs.....................................     25,686       23,234       22,051
  Debentures and stock issued in lieu of payment of
     interest...........................................      2,228       12,138       19,114
  Provision for deferred taxes..........................     16,377        7,372        4,284
  Loss on early extinguishment of debt..................      1,138          680
  Change in operating assets and liabilities, net of
     effect of businesses acquired:
     Trade receivables..................................     10,122      (19,110)     (27,723)
     Other receivables..................................    (14,452)         527       (3,851)
     Inventories........................................    (15,206)       3,364      (55,262)
     Other current assets...............................     (2,226)      (5,927)      (2,367)
     Accounts payable...................................      4,172       (1,112)      19,761
     Accrued liabilities and other......................     (2,061)       2,490      (11,162)
                                                          ---------    ---------    ---------
Cash provided by (used in) operating activities.........     60,026       47,985      (28,132)
                                                          ---------    ---------    ---------
INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired.........   (131,814)                    1,683
Sale of joint venture investment........................                                2,881
Capital expenditures, net...............................    (40,488)     (11,551)     (23,417)
Proceeds from sale of property and equipment............                                5,664
Other...................................................                                 (165)
                                                          ---------    ---------    ---------
Cash used in investing activities.......................  $(172,302)   $ (11,551)   $ (13,354)
                                                          ---------    ---------    ---------
FINANCING ACTIVITIES
Proceeds from long-term debt............................  $ 469,778    $ 224,006    $ 206,788
Repayment of long-term debt.............................   (361,993)    (394,200)    (174,459)
Net proceeds from common stock issuance.................                 132,708
Net change in bank checks outstanding...................       (419)        (197)       8,526
Proceeds from exercise of stock options.................      3,003          560          308
Proceeds from shares issued under Merck KGaA ownership
  rights................................................      3,084          547
Deferred debt issuance costs and other..................     (1,177)         142          323
                                                          ---------    ---------    ---------
Cash provided by (used in) financing activities.........  $ 112,276    $ (36,434)   $  41,486
                                                          ---------    ---------    ---------
Net change in cash......................................          0            0            0
Cash at beginning of year...............................          0            0            0
                                                          ---------    ---------    ---------
Cash at end of year.....................................  $       0    $       0    $       0
                                                          =========    =========    =========
Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest, net of 1998 capitalized interest of
     $1,185.............................................  $  24,872    $  20,797    $  18,584
  Income taxes..........................................     17,036        7,101        1,175

                See Notes to Consolidated Financial Statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                   UNAMORTIZED
                                                                                      ESOP
                                     COMMON                                       CONTRIBUTION,    ACCUMULATED
                                      STOCK    ADDITIONAL                          RESTRICTED         OTHER
                                     $1 PAR     PAID-IN     RETAINED   TREASURY       STOCK       COMPREHENSIVE
                                      VALUE     CAPITAL     EARNINGS    STOCK        AWARDS       INCOME/LOSS*     TOTAL
                                     -------   ----------   --------   --------   -------------   -------------   --------
                                                              (THOUSANDS, EXCEPT PER SHARE DATA)
Balance at December 31, 1995.......  $21,068    $137,753    $ 4,457      $ (9)       $(2,468)        $  (712)     $160,089
Comprehensive Income
  Net income.......................                           7,023                                                  7,023
  Other comprehensive income --
    foreign currency translation
    adjustment.....................                                                                       40            40
                                                                                                                  --------
Total Comprehensive Income.........                                                                                  7,063
                                                                                                                  ========
Issuance of 1,230,315 shares of
  common stock as payment for
  debenture interest...............    1,230      14,075                                                            15,305
Allocation of shares to ESOP
  participants.....................                                                      293                           293
Restricted stock awards............        4          52                                 (56)
Amortization of restricted stock...                                                      398                           398
Exercise of stock options..........       44         264                                                               308
Other..............................        1          13         (9)      (36)            12                           (19)
                                     -------    --------    -------      ----        -------         -------      --------
Balance at December 31, 1996.......   22,347     152,157     11,471       (45)        (1,821)           (672)      183,437
                                     =======    ========    =======      ====        =======         =======      ========
Comprehensive Income
  Net income.......................                          24,329                                                 24,329
  Other comprehensive income --
    foreign currency translation
    adjustment.....................                                                                     (252)         (252)
                                                                                                                  --------
Total Comprehensive Income.........                                                                                 24,077
                                                                                                                  ========
Issuance of 6,036,719 shares of
  common stock.....................    6,037     126,671                                                           132,708
Allocation of shares to ESOP
  participants.....................                                                      320                           320
Amortization of restricted stock...                                                      173                           173
Exercise of stock options..........       51         509                                                               560
Shares issued under Merck KGaA
  ownership rights.................       52         495                                                               547
Tax benefit on exercise of stock
  options..........................                  236                                                               236
Other..............................                              (2)      (49)                                         (51)
                                     -------    --------    -------      ----        -------         -------      --------
Balance at December 31, 1997.......   28,487     280,068     35,798       (94)        (1,328)           (924)      342,007
                                     =======    ========    =======      ====        =======         =======      ========
Comprehensive Income
  Net income.......................                          34,248                                                 34,248
  Other comprehensive income --
    foreign currency translation
    adjustment.....................                                                                     (661)         (661)
                                                                                                                  --------
Total Comprehensive Income.........                                                                                 33,587
                                                                                                                  ========
Allocation of shares to ESOP
  participants.....................                                                      349                           349
Amortization of restricted stock...                                                      137                           137
Exercise of stock options..........      238       2,765                                                             3,003
Restricted stock awards............        3          92                                 (95)
Shares issued under Merck KGaA
  ownership rights.................      240       2,844                                                             3,084
Tax benefit on exercise of stock
  options..........................                1,380                                                             1,380
                                     -------    --------    -------      ----        -------         -------      --------
Balance at December 31, 1998.......  $28,968    $287,149    $70,046      $(94)       $  (937)        $(1,585)     $383,547
                                     =======    ========    =======      ====        =======         =======      ========

---------------
* Accumulated other comprehensive income/(loss) consists only of foreign currency.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     VWR Scientific Products Corporation ("VWR" or "the Company") distributes laboratory supplies, chemicals, and equipment to life science, educational and industrial organizations throughout the United States and Canada. The Company also distributes critical environment (cleanroom) supplies and apparel to manufacturers of electronics, medical devices and pharmaceuticals.

     The consolidated financial statements include the accounts of VWR Scientific Products Corporation and all of its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Capitalization, Depreciation and Amortization

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for financial reporting purposes and, generally, accelerated methods for income tax purposes. Acquisition and development costs for significant business systems and related software for internal use are capitalized and amortized over their estimated useful lives, ranging from two to twelve years. The Company capitalizes the costs of developing and producing catalogs, which are used by customers for ordering products. Such costs are amortized over the period of use, generally two to three years.

  Excess of Cost Over Net Assets of Businesses Acquired

     Excess of cost over net assets of businesses acquired is primarily the result of the acquisition of the Industrial Distribution Business of Baxter Healthcare in 1995 and The Science Kit Group of Companies ("Science Kit") in 1998 and is being amortized on a straight-line basis over 40 years. Accumulated amortization at December 31, 1998 and 1997 was $34.5 million and $23.8 million, respectively. The carrying value of excess of cost over net assets of businesses acquired is evaluated periodically in relation to the operating performance and expected future undiscounted cash flows of the underlying businesses.

  Revenue Recognition

     The Company recognizes revenue when products are shipped.

  Concentrations of Credit Risk

     Trade receivables reflect VWR's diverse customer base and the customer base's wide geographic dispersion. As a result, at December 31, 1998, the Company had no significant concentrations of credit risk.

  Foreign Currency Transactions

     The Company utilizes foreign currency contracts to reduce its exposure to market risks from changes in foreign exchange rates. The Company hedges foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The primary purpose of the foreign currency hedging activities is to protect Canadian purchases of United States supplied goods from currency exchange rate fluctuations. Unrealized gains and losses from these contracts are recognized in operations as the related transactions occur. At December 31, 1998, open foreign exchange contracts were $13.3 million.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

  New Accounting Standards

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. SOP 98-1 is effective for the Company's first quarter ending March 31, 1999. Adoption is not expected to have a material effect on the Company's consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS"), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is evaluating the effect of this standard on its financial statements.

2.  ACQUISITIONS

     On July 31, 1998, the Company acquired all of the outstanding shares of Science Kit, a privately held supplier of science education products to school systems and educational institutions in the United States and Canada, for $110 million, subject to adjustment. Revenues for Science Kit were $66 million in 1997. The acquisition has been accounted for under the purchase method of accounting and the Company has included Science Kit's results of operations from the date of the acquisition. The cost of the acquisition has been preliminarily allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. The purchase price was financed by a portion of the proceeds received from borrowings under the Company's unsecured five-year revolving credit facility entered into on July 31, 1998.

     In addition, in 1998 the Company acquired two other companies, A.J. Reynolds Co., Inc. and HPC Scientific & Technology, Inc., for an aggregate purchase price of $22.6 million. Combined fiscal year 1997 revenues for these two companies were approximately $32 million. Both were accounted for under the purchase method of accounting and were financed by borrowings under the Company's credit facility in place at the date of acquisition.

     The following unaudited pro forma information has been prepared assuming that the acquisitions had occurred at the beginning of the years presented. Pro forma adjustments include: increased amortization for the cost over net assets acquired; increased interest expense from the acquisition debt; and related income tax effects.

     The following unaudited pro forma information is provided for information purposes only and does not purport to be indicative of VWR's results of operations that would actually have been achieved had the acquisitions been completed on January 1, 1997.

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                                  1998            1997
                                                              ------------    ------------
                                                              (THOUSANDS, EXCEPT PER SHARE
                                                                         DATA)
Sales.......................................................   $1,402,790      $1,343,399
Net income..................................................   $   31,280      $   24,000
Basic earnings per share....................................   $     1.09      $     1.04
Diluted earnings per share..................................   $     1.06      $     1.02

                      VWR SCIENTIFIC PRODUCTS CORPORATION

3.  INVENTORIES

     Inventories consist of purchased goods for sale and are valued at the lower of cost or market. Cost determined using the last-in, first-out (LIFO) method comprised 95% and 89% of inventory carrying value at December 31, 1998 and 1997, respectively. Cost of the remaining inventories is determined using the first-in, first-out (FIFO) method.

     LIFO cost at December 31, 1998 and 1997 was approximately $33.7 million and $32.9 million, respectively, less than current cost.

4.  FIXED ASSETS

     Net property and equipment at December 31, 1998 and 1997, is:

                                                                1998        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Land........................................................  $  2,404    $    738
Buildings...................................................    22,506      15,340
Equipment and computer software.............................   124,478      76,636
Capital additions in process................................     1,257       7,247
                                                              --------    --------
                                                               150,645      99,961
Less accumulated depreciation...............................   (59,573)    (49,115)
                                                              --------    --------
Net property and equipment..................................  $ 91,072    $ 50,846
                                                              ========    ========

     Depreciation expense for the years ended December 31, 1998, 1997, and 1996, was $9.9 million, $8.7 million, and $7.2 million, respectively.

5.  LONG-TERM DEBT AND REVOLVING CREDIT FACILITIES

     On July 31, 1998, the Company entered into a $250 million, five-year, unsecured Revolving Credit Facility ("Credit Facility"). The Credit Facility replaced the Company's former $150 million secured revolving credit facility entered into on September 14, 1995. The Credit Facility provides for the ability to borrow the equivalent in Canadian dollars up to $17 million U.S. dollars. The Credit Facility provides that the available line of credit will decrease to $225 million in July 2001 and to $200 million in July 2002. The Credit Facility bears an interest rate based on the London Interbank Offered Rate ("LIBOR") or the prime rate, plus the applicable margin. The Company is required to pay commitment fees on the unused portion of the Credit Facility, between .20% and
 .30%. The margin on interest and the commitment fees will vary depending on the relationship between the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") and total debt. The Credit Facility includes various financial covenants related to total leverage, interest coverage, and net worth.

     On September 15, 1995, the Company issued a debenture ("Debenture") to EM Laboratories, Incorporated, ("EML") an affiliate of Merck KGaA, Germany in the principal amount of $135 million. The Debenture has been assigned to another affiliate of EML. The Debenture matures in a single installment in September 2005 and is callable at face value, at the Company's option, beginning in September 2000. The Debenture bears interest at 13% per annum, due quarterly. Until such time as Merck KGaA and its affiliates obtained an ownership of 49.89% of the aggregate number of issued and outstanding common shares, interest was payable solely in common shares at a price of $12.44 per share, and thereafter, until September 1, 1997, interest on the Debenture was deferred, with accumulated interest thereon, until the Debenture matures. Interest on the Debenture is payable quarterly in cash after September 1, 1997 through the maturity date.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

     At December 31, 1998 and 1997, the approximate weighted average interest rate on outstanding borrowings under the credit facilities was 6.4% and 6.9%, respectively. Interest expense under the credit facilities for the years ended December 31, 1998, 1997, and 1996, was $8.5 million, $15.9 million, and $17.6 million, respectively, resulting in a weighted average interest rate of 6.4%, 7.1%, and 7.4%, respectively.

     The carrying value of the Credit Facility approximates its fair value. The fair value of the Debenture is not readily determinable due to the nature of the instrument.

     In 1998, the Company recorded an extraordinary charge in the amount of $1.1 million ($0.7 million net of tax) representing the write-off of unamortized debt issuance costs related to the refinancing of the Company's former $150 million revolving credit facility. Outstanding borrowings under the term loan portion of the former credit facility were repaid in 1997 using a portion of the net proceeds received from the Company's sale of common shares as described in Note
7. As a result, an extraordinary charge was recorded for 1997 of $0.7 million ($0.4 million net of tax) representing the write-off of $0.9 million of unamortized debt issuance costs related to the early extinguishment of the term loan under the Company's former credit facility, net of $0.2 million of gains on the termination of interest rate swap agreements related to the former credit facility.

     The Company has entered into various interest rate swap agreements with financial institutions which effectively change the Company's interest rate exposure on a notional amount of debt from variable rates to fixed rates. The notional amounts of the swaps are based upon obligations under the Credit Facility and expected actual debt levels during the term of the Credit Facility. The Company provides protection to meet actual exposures and does not speculate in derivatives. At December 31, 1998, the Company had a notional amount of $40 million of swaps in effect. These swaps expire in 1999 and 2000. The amount of floating rate debt protected by the swaps ranges from $40 million to $10 million during the period outstanding with fixed rates ranging from 5.9% to 6.4%. Net receipts or payments under the agreements are recognized as an adjustment to interest expense. At December 31, 1998, the fair market value of the swap agreements, which is not recorded in the consolidated financial statements, is a net payable of approximately $0.2 million. The fair market value of the swap agreements is based on the present value of the future cash flows determined by the difference between the contracts' fixed interest rate and the then-current replacement interest rate. The other parties to the interest rate swap agreements expose the Company to credit loss in the event of nonperformance although the Company does not anticipate such nonperformance.

6.  INCOME TAXES

     Taxes on income are based on income before income taxes and extraordinary charge as follows:

                                                         1998       1997       1996
                                                        -------    -------    -------
                                                                 (THOUSANDS)
Domestic..............................................  $53,191    $38,148    $10,187
Canada................................................    4,331      3,816      1,618
                                                        -------    -------    -------
                                                        $57,522    $41,964    $11,805
                                                        =======    =======    =======

                      VWR SCIENTIFIC PRODUCTS CORPORATION

     The provision for income taxes consists of:

                                                          1998       1997       1996
                                                         -------    -------    ------
                                                                 (THOUSANDS)
Current:
  Federal..............................................  $ 3,014    $ 7,037    $   70
  State................................................      731        697
  Foreign..............................................    2,463      2,123       428
                                                         -------    -------    ------
                                                           6,208      9,857       498
                                                         -------    -------    ------
Deferred:
  Federal..............................................   13,881      5,876     3,460
  State................................................    2,600      1,399       603
  Foreign..............................................     (104)        97       221
                                                         -------    -------    ------
                                                          16,377      7,372     4,284
                                                         -------    -------    ------
Total tax provision....................................  $22,585    $17,229    $4,782
                                                         =======    =======    ======

     The reconciliation of tax computed at the federal statutory tax rate of 35% of income before income taxes to the actual income tax provision is as follows:

                                                          1998       1997       1996
                                                         -------    -------    ------
                                                                 (THOUSANDS)
Statutory tax..........................................  $20,133    $14,687    $4,132
State income taxes net of federal tax benefit..........    2,165      1,362       392
Foreign rate differential..............................      635        667       151
Other -- net...........................................     (348)       513       107
                                                         -------    -------    ------
Total tax provision....................................  $22,585    $17,229    $4,782
                                                         =======    =======    ======

     Deferred tax liabilities (assets) as of December 31, 1998 and 1997 are comprised of the following:

                                                               1998       1997
                                                              -------    -------
                                                                 (THOUSANDS)
Depreciation................................................  $14,122    $ 3,438
Pension.....................................................    3,395      3,718
Goodwill amortization.......................................   20,361     14,015
                                                              -------    -------
     Deferred tax liabilities...............................   37,878     21,171
                                                              -------    -------
Postretirement benefits.....................................     (763)      (698)
Other compensation benefits.................................   (1,896)    (1,035)
State net operating loss carryforwards......................     (485)      (683)
Inventory capitalization....................................   (1,337)    (1,610)
Other -- net................................................   (2,264)    (1,097)
                                                              -------    -------
     Deferred tax assets....................................   (6,745)    (5,123)
                                                              -------    -------
Net deferred tax liability..................................  $31,133    $16,048
                                                              =======    =======

     In 1998 and 1997, tax benefits of $1.4 million and $0.2 million, respectively related to the exercise of employee stock options were recorded as additional paid-in capital. Net current deferred tax assets are $5.0 million and $3.8 million at December 31, 1998 and 1997, respectively. The Company has state net operating loss carryforwards that expire at various times through 2013.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

7.  SHAREHOLDERS' EQUITY

     Merck KGaA and its affiliates, including EML, beneficially own 49.89% of the issued and outstanding common shares as of December 31, 1998. In connection with an April 1995 agreement to purchase securities from the Company, EML entered into a Standstill Agreement with the Company, pursuant to which EML agreed that it and its affiliates would not, subject to certain specified exceptions, for a period of four years, increase its beneficial ownership of the Company's common shares above 49.89% without the prior consent of the Company. Under the terms of the Debenture, interest was payable in common shares, at an issue price per share of $12.44, until Merck KGaA's beneficial ownership reached 49.89%. In addition, upon issuance of stock by the Company, including its stock incentive plans, Merck KGaA has the option to purchase additional shares from the Company to retain its 49.89% ownership interest for which the purchase price equals the price the Company receives for the stock.

     In November 1997, the Company completed a public offering of 3,025,000 common shares and a concurrent private placement with affiliates of Merck KGaA of 3,011,719 common shares, resulting in proceeds of $132.7 million (net of issuance costs of $4.6 million). The net proceeds were used to repay the outstanding amount of the Company's term loan of $88.8 million and $43.9 million of the revolver, both under the Company's former credit facility.

8.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands):

                                                            1998      1997      1996
                                                           ------    ------    ------
Basic weighted average common shares outstanding.........  28,790    22,969    21,892
Net effect of dilutive stock options.....................     403       263       199
Effect of Merck KGaA ownership rights....................     401       262       199
                                                           ------    ------    ------
Diluted weighted average common shares outstanding.......  29,594    23,494    22,290
                                                           ======    ======    ======

     Shares issued in connection with the 1997 public offering and concurrent private placement with affiliates of Merck KGaA totaling approximately 6 million shares are included in the weighted average shares outstanding for approximately one month in 1997. Shares issued in payment of Debenture interest during 1996 were included in the share calculation as interest expense was recognized.

9.  STOCK AND INCENTIVE PROGRAMS

     The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock-based compensation. The Company has adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation."

     The Company's stock incentive plans allow for the grant of nonqualified and incentive stock options or restricted stock awards. In addition to outstanding options, 572,400 shares were available for issuance at December 31, 1998.

  Stock Options

     Options have been granted to certain officers and managers to purchase common stock of the Company at its fair market value at the date of grant. Options contain various vesting provisions ranging from 4 to 9 years. Beginning in 1995, grants issued vest at the earlier of nine years following issuance or in 50% allotments based on the performance of the Company's stock over a certain period of time.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

     Changes in options outstanding were:

                                                                           AVERAGE
                                                               SHARES       PRICE
                                                              ---------    -------
Outstanding at December 31, 1995............................  1,241,601    $11.28
  Exercised.................................................    (43,983)     7.03
  Granted...................................................    189,000     13.25
  Cancelled.................................................    (60,000)    12.00
                                                              ---------    ------
Outstanding at December 31, 1996............................  1,326,618    $11.67
  Exercised.................................................    (51,460)    11.19
  Granted...................................................    167,000     18.75
  Cancelled.................................................    (66,200)    11.82
                                                              ---------    ------
Outstanding at December 31, 1997............................  1,375,958    $12.51
  Exercised.................................................   (237,774)    12.63
  Granted...................................................  1,308,500     32.13
  Cancelled.................................................    (53,500)    22.86
                                                              ---------    ------
Outstanding at December 31, 1998............................  2,393,184    $22.99
                                                              =========    ======

     At December 31, 1998, there were 1,088,184 options exercisable at exercise prices ranging from $7.79 to $18.75, with an average exercise price of $12.15. Exercisable options at December 31, 1998 have a weighted average remaining life of 6 years. In addition, there were 1,296,000 options outstanding at an exercise price of $32.13 with a remaining life of 9 years, which were not included in the computation of diluted earnings per share because the effect would be antidilutive.

     Pro forma disclosure, as required by SFAS No. 123, regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. Option valuation models use highly subjective assumptions to determine the fair value of traded options with no vesting or trading restrictions. Because options granted under the Company's Stock Option Plans have vesting requirements and cannot be traded, and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing valuation models do not necessarily provide a reliable measure of the fair value of its employee stock options.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996: risk-free interest rate of 5.3%, 6.4% and 5.6%, respectively; no dividends; a volatility factor of the expected market price of the Company's common stock of 0.683, 0.476, and 0.416, respectively; and a weighted average expected life of the options of 7 years.

     For purposes of pro forma disclosures, the estimated fair value of the options ($22.37, $10.90, and $6.99 for the 1998, 1997 and 1996 grants, respectively) is amortized to expense over the options' assumed vesting period. SFAS No. 123 requires only that the income effects of options granted beginning in 1995 be included in the pro forma disclosures. Since a portion of the Company's stock options vest over several years and additional options may be granted each year, the pro forma effect on net income reported below is not

                      VWR SCIENTIFIC PRODUCTS CORPORATION
representative of the effect of fair value stock option expense on future years' pro forma net income. The Company's pro forma information follows:

                                                              YEARS ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1998         1997         1996
                                                         ---------    ---------    --------
                                                         (THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma net income...................................   $30,857      $21,255      $6,152
Pro forma basic earnings per share.....................      1.07         0.93        0.28
Pro forma diluted earnings per share...................      1.06         0.90        0.28

  Savings Investment Plan

     The Company has a savings investment plan whereby it matches 50% of the employee's contribution up to 3% of the employee's pay. Depending on the Company's profitability in any year, the Company will make an additional match of 50% of the employee contributions between 3% and 7.5% of their pay. Expenses under this plan for the years ended December 31, 1998, 1997, and 1996, were $1.1 million, $0.9 million, and $0.9 million, respectively.

  Employee Stock Ownership Plan

     In September 1990, the Company established an employee stock ownership plan
(ESOP) by, in effect, contributing 400,000 treasury shares ($2.9 million fair value) to the ESOP of which 290,360 shares have been allocated to participants at December 31, 1998. All domestic full-time and part-time employees, except certain union employees, are eligible to participate in the plan.

     The ESOP shares will be allocated equally to individual participants' accounts over a period up to ten years. Vesting occurs equally over an employment period of five years at which time the employee is 100% vested in the plan. The total number of shares to be allocated in a year is the higher of an amount based on the Company's profitability or the minimum allocation required per the ESOP agreement. Expenses are recognized based on shares allocated for the year and are reduced for dividends paid, if any, on unallocated shares.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

10.  POSTRETIREMENT BENEFITS

  Pension Plan

     The Company has a defined benefit pension plan covering substantially all of its domestic employees, except for employees covered by independently operated collective bargaining plans. The following table summarizes the balance sheet impact, including the benefit obligations, assets, funded status and rate assumptions associated with the Company's pension plan.

                                                               1998       1997
                                                              -------    -------
                                                                 (THOUSANDS)
Change in benefit obligation:
  Benefit obligation at January 1...........................  $53,158    $44,927
  Service cost..............................................    2,947      2,179
  Interest cost.............................................    4,355      3,587
  Plan amendments...........................................      689          0
  Actuarial losses..........................................    7,527      4,950
  Acquisitions..............................................    6,146          0
  Benefits paid.............................................   (2,395)    (2,485)
                                                              -------    -------
Benefit obligation at December 31...........................  $72,427    $53,158
                                                              -------    -------
Change in plan assets:
  Fair value of plan assets at January 1....................  $62,339    $50,043
  Actual return on plan assets..............................   13,421     12,272
  Company contributions.....................................      928      2,509
  Acquisitions..............................................    8,527          0
  Benefits paid.............................................   (2,395)    (2,485)
                                                              -------    -------
Fair value of plan assets at December 31....................  $82,820    $62,339
                                                              -------    -------
Funded status of plans:.....................................  $10,393    $ 9,181
  Unrecognized transition (asset)...........................      164        216
  Unrecognized net (gain) loss..............................   (1,181)    (1,481)
  Unrecognized prior service cost...........................      382       (362)
                                                              -------    -------
Prepaid benefit cost........................................  $ 9,758    $ 7,554
                                                              =======    =======
Assumptions as of December 31:
  Discount rate.............................................    7.00%      7.50%
  Assumed rate of return on plan assets.....................   10.00%     10.00%
  Assumed annual rate of compensation increase..............    4.00%      4.00%
                                                              =======    =======

                      VWR SCIENTIFIC PRODUCTS CORPORATION

     Net periodic pension cost includes the following components.

                                                               1998       1997       1996
                                                              -------    -------    -------
                                                                       (THOUSANDS)
Service cost................................................  $ 2,947    $ 2,180    $ 2,234
Interest cost...............................................    4,355      3,587      3,289
Assumed return on plan assets...............................   (6,381)    (4,983)    (4,305)
Amortization of transition asset............................       16         51         51
Amortization of prior service cost..........................      (57)      (101)      (101)
Recognition of actuarial (gains) losses.....................        0          2        233
                                                              -------    -------    -------
Net periodic pension cost...................................  $   880    $   736    $ 1,401
                                                              =======    =======    =======

     The Company maintains a supplemental pension plan for certain senior officers. Expenses incurred under this plan in 1998, 1997, and 1996 were approximately $0.1 million, $0.1 million, and $0.2 million, respectively.

     Certain employees are covered under union-sponsored, collectively bargained plans. Expenses under these plans for each of the years ended December 31, 1998, 1997, and 1996, were $0.6 million, $0.3 million, and $0.5 million, respectively, as determined in accordance with negotiated labor contracts.

  Retiree Medical Benefits Program

     The Company provides health benefits to certain retirees and a limited number of active employees and their spouses. These benefit plans are unfunded. The accumulated postretirement benefit obligation was $1.8 million and $1.7 million at December 31, 1998 and 1997, respectively. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 7.5% at December 31, 1998 and 1997, respectively. The annual expense for such benefits was not material.

11.  LEASES

     The Company leases office and warehouse space and computer equipment under operating leases, certain of which extend up to 16 years, subject to renewal options. Rental expense was $10.9 million, $9.8 million, and $9.8 million for the years ended December 31, 1998, 1997, and 1996, respectively.

     Future minimum lease payments as of December 31, 1998, under noncancelable operating leases having initial lease terms of more than one year are:

                                                   (THOUSANDS)
                                                   -----------
Years Ending December 31
     1999........................................    $ 8,096
     2000........................................      7,277
     2001........................................      6,065
     2002........................................      5,482
     2003........................................      3,914
     Thereafter..................................     25,041
                                                     -------
Total minimum payments...........................    $55,875
                                                     =======

                      VWR SCIENTIFIC PRODUCTS CORPORATION

12.  CONTINGENCIES AND COMMITMENTS

     The Company is involved in various environmental, contractual, and product liability cases and claims, which are considered routine to the Company's business. In the opinion of management, the potential financial impact of these matters is not material to the consolidated financial statements.

     The Company is party to various distribution agreements which require the Company to purchase a minimum dollar amount of products. The minimum for 1998 was $100 million. The accumulated shortfall under these agreements at December 31, 1998 was approximately $20 million. The Company has renegotiated or is in the process of renegotiating certain of these contracts and the Company expects that the accumulated deficiency will be satisfied through a combination of purchases and contract extensions. Obligations under these contracts for the years 1999 and 2000 are expected to be $92 million and $120 million, respectively. Purchases under this contract are not expected to have a material effect on the Company's financial condition or results of operations for 1999.

13.  TRANSACTIONS WITH AFFILIATES

     In the ordinary course of business, the Company purchases inventory from affiliates of Merck KGaA. Such purchases represent less than 5% of total purchases.

14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                   BASIC      DILUTED
                                                                         NET     EARNINGS    EARNINGS
                                               GROSS      OPERATING    INCOME     (LOSS)      (LOSS)
                                  SALES        MARGIN      INCOME      (LOSS)    PER SHARE   PER SHARE
                                ----------    --------    ---------    -------   ---------   ---------
                                                  (THOUSANDS, EXCEPT PER SHARE DATA)
Year Ended -- December 31,
  1998
  First Quarter...............  $  320,478    $ 71,638     $19,612     $ 7,918     $ .28       $ .27
  Second Quarter..............     330,998      73,330      20,530       8,826       .31         .30
  Third Quarter...............     360,515      86,003      27,313      11,029       .38         .37
  Fourth Quarter..............     337,957      81,206      17,977       6,475       .22         .22
                                ----------    --------     -------     -------     -----       -----
Total.........................  $1,349,948    $312,177     $85,432     $34,248     $1.19       $1.16
                                ==========    ========     =======     =======     =====       =====
Year Ended -- December 31,
  1997
  First Quarter...............  $  290,826    $ 63,416     $15,393     $ 3,551     $ .16       $ .16
  Second Quarter..............     310,513      68,504      19,881       6,080       .27         .27
  Third Quarter...............     329,079      74,113      22,984       8,395       .38         .37
  Fourth Quarter..............     314,377      71,682      19,061       6,303       .25         .25
                                ----------    --------     -------     -------     -----       -----
Total.........................  $1,244,795    $277,715     $77,319     $24,329     $1.06       $1.04*
                                ==========    ========     =======     =======     =====       =====

NOTE: The first quarter of 1997 includes $253 of acquisition-related expenses from the Baxter Industrial acquisition. The third quarter of 1998 and the fourth quarter of 1997 include extraordinary charges of $689 (net of tax) or $0.02 per basic and diluted share, and $406 (net of tax) or $0.02 per basic share and $0.01 per diluted share, respectively, due to the early extinguishment of debt.

* The sum of the quarterly earnings per share does not equal the total earnings per share due to different weighted average share amounts outstanding for quarterly and annual reporting purposes.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of VWR Scientific Products Corporation:

     We have audited the accompanying consolidated balance sheets of VWR Scientific Products Corporation as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also include the financial statement schedule listed in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VWR Scientific Products Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          By

                                          LOGO
                                          ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 25, 1999

                                  SCHEDULE VI

                INTERIM FINANCIAL STATEMENTS OF THE COMPANY FOR
                  THE THREE MONTH PERIOD ENDED MARCH 31, 1999

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              MARCH 31, 1999    DECEMBER 31, 1998
                                                              --------------    -----------------
                                                               (UNAUDITED)
                                                                          (THOUSANDS)
ASSETS
Trade receivables, net......................................     $231,746           $191,068
Other receivables...........................................        8,584             24,564
Inventories.................................................      125,442            140,826
Other.......................................................       16,424             13,431
                                                                 --------           --------
Total current assets........................................      382,196            369,889
Property and equipment, net.................................       91,580             91,072
Excess of cost over net assets of businesses acquired and
  other assets, net.........................................      449,707            450,628
                                                                 --------           --------
                                                                 $923,483           $911,589
                                                                 ========           ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Bank checks outstanding, less cash in bank..................     $  3,228           $  9,658
Accounts payable and accrued liabilities....................      139,684            122,685
                                                                 --------           --------
Total current liabilities...................................      142,912            132,343
Revolving credit facility...................................      197,391            202,490
Debenture...................................................      153,594            153,175
                                                                 --------           --------
Total long-term debt........................................      350,985            355,665
Deferred income taxes and other.............................       40,110             40,034
Shareholders' equity........................................      389,476            383,547
                                                                 --------           --------
                                                                 $923,483           $911,589
                                                                 ========           ========

           See Notes to Condensed Consolidated Financial Statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
                                                                   (UNAUDITED)
                                                                   (THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
Sales.......................................................  $360,265     $320,478
Cost of sales...............................................   277,178      248,840
                                                              --------     --------
Gross margin................................................    83,087       71,638
Operating expenses..........................................    55,719       45,979
Depreciation and amortization...............................     7,388        6,047
                                                              --------     --------
Total operating expenses....................................    63,107       52,026
Operating income............................................    19,980       19,612
Interest expense............................................     7,841        6,249
                                                              --------     --------
Income before income taxes..................................    12,139       13,363
Income taxes................................................     4,855        5,445
                                                              --------     --------
Net income..................................................  $  7,284     $  7,918
                                                              ========     ========
Earnings per share:
Basic earnings per share....................................  $   0.25     $   0.28
Diluted earnings per share..................................  $   0.25     $   0.27
Basic weighted average number of common shares
  outstanding...............................................    28,963       28,592
Diluted weighted average number of common shares
  outstanding...............................................    29,501       29,526

           See Notes to Condensed Consolidated Financial Statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
                                                                  (UNAUDITED)
                                                                  (THOUSANDS)
OPERATING ACTIVITIES:
Net income..................................................  $  7,284    $  7,918
Adjustments to reconcile net income to cash provided by
  operating activities:
Depreciation and amortization, including deferred debt
  issuance costs............................................     7,451       6,179
Debentures issued in lieu of payment of interest............       419         560
Changes in assets and liabilities:
  Receivables...............................................   (28,178)    (10,927)
  Inventories...............................................    15,144      (2,893)
  Other current assets......................................    (4,517)     (1,635)
  Accounts payable and other................................    15,465      27,574
  Deferred taxes and other..................................        91       1,330
                                                              --------    --------
Cash provided by operating activities.......................    13,159      28,106
                                                              --------    --------
INVESTING ACTIVITIES:
Additions to property and equipment, net....................    (3,340)     (6,834)
Acquisition of businesses...................................     2,317
Other.......................................................      (767)
                                                              --------    --------
Cash used in investing activities...........................    (1,790)     (6,834)
                                                              --------    --------
FINANCING ACTIVITIES:
Proceeds from long-term debt................................    60,675      40,401
Repayment of long-term debt.................................   (65,774)    (62,374)
Net change in bank checks outstanding.......................    (6,430)     (1,856)
Proceeds from exercise of stock options.....................                 1,288
Proceeds from shares issued under Merck KGaA ownership
  rights....................................................                 1,256
Other.......................................................       160          13
                                                              --------    --------
Cash used in financing activities...........................   (11,369)    (21,272)
                                                              --------    --------
Net change in cash..........................................         0           0
Cash at beginning of period.................................         0           0
                                                              --------    --------
Cash at end of period.......................................  $      0    $      0
                                                              ========    ========
Supplemental disclosures of cash flow information:
Cash paid (received) during period for:
  Interest..................................................  $  7,537    $  6,119
  Income taxes..............................................  $(10,603)   $ (1,217)

           See Notes to Condensed Consolidated Financial Statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of VWR Scientific Products Corporation (the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results which may be expected for the year ended December 31, 1999. Refer to the consolidated financial statements and footnotes thereto included in the Company's 1998 Annual Report on Form 10-K for further information.

  New Accounting Standards

     Effective January 1, 1999, the Company adopted Accounting Standards Executive Committee Statement of Position 98-1 (SOP 98-1), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. Adoption is not expected to have a material effect on the Company's consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, Accounting for Derivative Instruments and Hedging Activities, (SFAS No. 133). SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is evaluating the effect of this standard on its financial statements.

2.  INVENTORY PRICING

     Inventory valued using the LIFO method comprised approximately 95% of inventory at March 31, 1999 and December 31, 1998. Cost of the remaining inventories is determined using the FIFO method. Because the actual inventory determination under the LIFO method is an annual calculation, interim financial results are based on estimated LIFO amounts and are subject to final year-end LIFO inventory adjustments. Inventory values under the LIFO method at March 31, 1999 and December 31, 1998 were approximately $35.0 million and $33.7 million, respectively, less than current cost.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                                  (UNAUDITED)

3.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                                 (THOUSANDS)
Basic weighted average common shares outstanding............  $28,963    $28,592
Net effect of dilutive stock options........................      269        468
Effect of Merck KGaA ownership rights.......................      269        466
                                                              -------    -------
Diluted weighted average common shares outstanding..........  $29,501    $29,526
                                                              =======    =======

     Upon issuance of stock by the Company, including its stock incentive plans, Merck KGaA has the option to purchase additional shares from the Company to retain its 49.89% ownership interest pursuant to a Standstill Agreement.

     There were 1,296,000 options outstanding at an exercise price of $32.13 which were not included in the computation of diluted earnings per share because the effect would be antidilutive.

4.  COMPREHENSIVE INCOME

     Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income, such as translation adjustments. Comprehensive income for the three months ended March 31, 1999 and 1998 was $5.9 million and $7.9 million, respectively.

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each shareholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                       IBJ WHITEHALL BANK & TRUST COMPANY

             By Mail:                  By Facsimile Transmission:       By Hand or Overnight Delivery:
           P.O. Box 84              (for Eligible Institutions only)        One State Street Plaza
      Bowling Green Station                  (212) 858-2611                New York, New York 10004
  New York, New York 10274-0084                                          Attn: Securities Processing
 Attn: Reorganization Operations         Confirm by Telephone:          Window, Subcellar One, (SC-1)
             Department
                                             (212) 858-2103

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                           Beacon Hill Partners, Inc.

                         90 Broad Street -- 20th Floor
                            New York, New York 10004
                 Banks and Brokers Call Collect: (212) 843-8500
                   All Others Call Toll-Free: (800) 357-8212

                      The Dealer Manager for the Offer is:
                                LEHMAN BROTHERS

                          Three World Financial Center
                                200 Vesey Street
                            New York, New York 10285
                 Call Collect: (212) 526-5580 or (212) 526-2843